Subject to Completion, dated September 15, 2008

Clearwater Paper Corporation

Common Stock

We are providing this information statement to you as a stockholder of Potlatch Corporation in connection with Potlatch Corporation's distribution to its stockholders of all of the outstanding shares of our common stock in a spin-off transaction.

Following the spin-off, we will operate two primary businesses: our pulp and paperboard business and our consumer tissue products, or consumer products, business. We will also produce lumber products at our Idaho lumber mill.

We expect that the distribution will be made on [●], 2008 to the holders of record of Potlatch Corporation common stock on [●], 2008. If you are a holder of record of Potlatch Corporation common stock at 5:00 p.m., Eastern Time, on the record date, you will receive one share of our common stock for every [●] shares of Potlatch Corporation common stock you hold at 5:00 p.m., Eastern Time, on that date. In lieu of fractional shares, stockholders of Potlatch Corporation will receive cash, which generally will be taxable. A book-entry account statement reflecting your ownership of whole shares of our common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about [●], 2008.

In June 2008, Potlatch Corporation requested a ruling from the U.S. Internal Revenue Service that the distribution of our common stock will qualify for tax-free treatment by stockholders, except for cash received in lieu of any fractional share interests.

You will not be required to make any payment for the shares of our common stock that you will receive, nor will you be required to surrender or exchange your shares of Potlatch Corporation common stock or take any other action in order to receive our common stock.

We have applied to list our common stock on the New York Stock Exchange under the symbol "CLW." Assuming that our common stock is approved for listing on the New York Stock Exchange, we anticipate that a limited market, commonly known as a "when-issued" trading market, for our common stock will develop on or shortly before the record date for the distribution and will continue up to and through the distribution date. We anticipate that "regular-way" trading of our common stock will begin on the first trading day following the distribution date.

In reviewing this information statement, you should carefully consider the information under the caption entitled "Risk Factors" beginning on page 10 of this information statement.

No stockholder approval of the distribution of our common stock is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is [●], 2008.

TABLE OF CONTENTS

SUMMARY

The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the spin-off, our business, our common stock or other information that may be important to you. You should carefully review this entire information statement, including the risk factors, to better understand the spin-off and our business and financial position.

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the spin-off and all of the other related transactions referred to in this information statement. References in this information statement to "Potlatch Corporation" include where the context requires both Potlatch Corporation and its predecessor, together with their respective subsidiaries. Unless the context otherwise requires or unless otherwise indicated, references in this information statement to "Clearwater Paper Corporation," "we," "our," "our company" and "us" refer:

- *for all periods prior to the spin-off, to the pulp and paperboard, consumer products and lumber products business that will be separated from Potlatch Corporation in the spin-off under the name Clearwater Paper Corporation; and*

- *for all periods following the spin-off, to Clearwater Paper Corporation and its subsidiaries.*

OUR COMPANY

We operate two primary businesses: our pulp and paperboard business and our consumer products business. We also manufacture and sell lumber products, including dimensional framing lumber and appearance grade cedar lumber products. In 2007, our total net sales were $1.17 billion and we had net earnings of $33.8 million.

Pulp and Paperboard. Our pulp and paperboard business manufactures and markets bleached paperboard for the high-end segment of the packaging industry and is a leading producer of solid bleached sulfate paperboard, or SBS, in the United States. Our bleached paperboard is converted by our customers into a variety of end products, including packaging for liquids, food products, pharmaceuticals, toiletries, paper cups and plates, blister packaging and other consumable goods. Our pulp and paperboard business also produces bleached softwood market pulp in Idaho, which is used as the basis for many paper products, and slush pulp, which it supplies to our consumer products business. Our pulp and paperboard business operates two facilities, one in Idaho and one in Arkansas. In 2007, our pulp and paperboard business had net sales of $670.6 million, of which $567.8 million was derived from sales of our paperboard products, approximately $46.0 million was derived from sales of market pulp to third parties, and approximately $55.8 million was derived from internal pulp sales to our consumer products business.

Consumer Products. Our consumer products business is a leading producer of private label tissue products sold in grocery stores in the United States. In 2007, we produced approximately 55% of the total private label tissue products sold in grocery stores in the United States. We manufacture our tissue with three paper machines at our facility in Idaho, as well as one machine at our facility in Nevada. The tissue is then converted into packaged tissue products at our three converting facilities in Idaho, Nevada, and Illinois. In 2007, our consumer products business had net sales of $444.7 million.

Lumber Products. Our lumber products business produces dimensional framing lumber and appearance grade cedar products. Our lumber products business also supplies wood chips to our pulp and paperboard business. In 2007, our lumber products business had net sales of $121.7 million.

Company Strengths

Our competitive strengths include:

High-quality, premium products. Over the last several years, we have focused on high-quality paperboard and tissue products. Our pulp and paperboard business produces paperboard with smooth printing surfaces, superior brightness and cleanliness, excellent strength and forming ability, and diverse ranges of thickness. Our consumer products business is committed to maintaining a high product quality level that matches the quality of the leading national brands.

Long-standing customer relationships with focus on premium quality and service. Our top 10 paperboard customers account for over 50% of our total paperboard shipments from each mill in each of the last four years, and our relationships with these customers extend over many years. Our consumer products business supplies private label tissue products to three national grocery chains. The average tenure of our top 10 tissue customers in 2007 was over 20 years.

Significant investments into our facilities over the last several years. Our pulp and paperboard business spent approximately $123.0 million on capital expenditures between 2000 and 2007. These investments increased paperboard production by approximately 22% during this period at each mill. Between 2000 and 2007, our consumer products business spent approximately $125.0 million on capital expenditures. One of its most significant projects was the installation of through air dried, or TAD, equipment in our Nevada facility in 2004.

Attractive geographic positioning of our pulp and paperboard business. Our pulp and paperboard mill in Idaho is one of only two SBS mills, and the only coated SBS mill, in the Western United States, which allows us to minimize transportation costs to Asia and compete on a cost-advantaged basis relative to East Coast competitors. Our Arkansas mill is centrally located, complementing the Idaho mill in shipping to customers nationwide, particularly to customers in the Midwestern and Eastern United States.

Largely integrated pulp and tissue operations. Our consumer products business sources the majority of its pulp supply internally from our pulp and paperboard operations in Idaho. This relationship provides our consumer products business with a secure pulp supply as well as significant freight and drying cost savings, and provides our pulp and paperboard division with a steady demand source.

High value-added cedar product capability. Our lumber mill is capable of producing a variety of value-added specialty cedar products. Our strengths also include up-to-date technology and experienced mill management.

Company Strategies

Our competitive strategies include:

Pulp and paperboard

Leverage our leading market position. As a leading supplier to the high-end segment of the North American packaging industry, we are able to utilize our industry insight and expertise to provide value-added services to our customers. We intend to further strengthen our position by increasing our sales to both existing and new customers.

Increase annual production of commercial print paperboard. Through our experienced sales force and in recognition that packaging and print market segments are merging, we have enhanced our position within the commercial print paperboard segment. We intend to increase our annual production of paperboard manufactured for the higher margin commercial print paperboard market segment.

Increase productivity and cost competitiveness of our pulp and paperboard business. Our pulp and paperboard business is focused on long-term cash generation by carefully managing costs and investing strategically to improve operating performance. We intend to pursue additional cost reductions and productivity improvements for our pulp and paperboard business.

Consumer products

Penetrate new grocery accounts in the Midwest. We are leveraging the location of our Illinois converting facility and our position as a leading supplier of private label tissue in the United States to expand our customer relationships in the Midwestern United States.

Increase manufacturing capacity by adding a napkin line in our Illinois facility. We are currently experiencing strong sales of our napkin products and expect these sales levels to grow. To address this demand, we are adding a new napkin line to our Illinois facility. We believe this additional line will eliminate our need to outsource production of these products, as well as reduce freight costs and increase sales.

Establish facilities on the East Coast. We are exploring options to open a manufacturing facility or multiple facilities on the East Coast, which we believe would allow us to service more retail outlets of our current customers and expand our customer base to include East Coast retailers.

Lumber products

We intend to capitalize on the attractive opportunities currently available in the cedar lumber market, while maintaining a strong foundation of dimensional framing lumber production and continuing to produce high-quality cedar boards and value-added products. We intend to leverage our remanufacturing capabilities and volume sales of our cedar products to expand our business. For our dimensional framing products, we intend to continue to target professional dealer yards and wholesale distribution companies who serve that segment of the industry.

SUMMARY RISK FACTORS

An investment in our common stock involves risks associated with our business, the spin-off and ownership of our common stock. The following list of risk factors is not exhaustive. Please read carefully the risks relating to these and other matters described under the section entitled "Risk Factors" beginning on page 10.

Risks Related to Our Business

- Changes in the cost and availability of wood fiber used in production of our products may adversely affect our results of operations and cash flow.

- The cost of energy and chemicals needed for our manufacturing processes significantly affects our business.

- Cyclical industry conditions have in the past affected and may continue to adversely affect the operating results and cash flow of our pulp and paperboard business.

- Our consumer products business receives a substantial portion of its net sales from three customers, and the loss of, or a significant reduction in, orders from any of these customers would adversely affect our operating results and financial condition.

- Intense competition could prevent us from increasing or sustaining our net sales and from sustaining profitability.

- Increases in our freight costs could have a material adverse effect on the gross margins of our business.

- We depend on third parties for certain transportation services and any disruption in these services may have a material adverse effect on our business.

- We are subject to significant environmental regulation and environmental compliance expenditures, which could increase our costs and subject us to liabilities.

- Our business and financial performance may be harmed by future labor disruptions.

- We regularly incur significant expenses to maintain our manufacturing equipment and any interruption in the operations of our facilities may affect our operating performance.

- Our business will suffer if we are unable to effectively respond to changes in demand for some of our products or implement our strategies.

- We will have significant indebtedness and future federal and state deferred tax liabilities, which will require a significant amount of cash to service and pay. Our ability to generate cash depends on a number of factors beyond our control. If we are unable to generate sufficient cash to pay our obligations or fund our liquidity needs, our business may be materially adversely affected.

Risks Relating to the Spin-off

- Our financial information may not be fully representative of our results as a stand-alone public company.

- We have not previously operated as an independent company.

- The requirements of being a stand-alone public company will increase our costs and require significant management focus.

- The transition services Potlatch Corporation will provide to us following the separation may not be sufficient to meet our needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services after our agreements with Potlatch Corporation expire.

- The terms of agreements that we will enter into with Potlatch Corporation in connection with the separation will be established at a time when we are a wholly owned subsidiary of Potlatch Corporation and, accordingly, the terms of these agreements may not be as favorable to us as they might have been had they been negotiated by persons fully independent of Potlatch Corporation.

- If the spin-off is determined to be taxable for U.S. federal income tax purposes, we, our stockholders, and Potlatch Corporation could incur significant U.S. federal income tax liabilities.

- We must abide by certain restrictions to preserve the tax-free treatment of the spin-off and may not be able to engage in desirable acquisitions and other strategic transactions following the spin-off.

Risks Related to Ownership of Our Common Stock

- There has been no prior market for our common stock, and we cannot guarantee that our stock price will not decline after the spin-off.

- A trading market may not develop for shares of our common stock, which could adversely affect the market price of those shares.

- Certain provisions of our certificate of incorporation and bylaws and of Delaware law will make it difficult for stockholders to change the composition of our board of directors and may discourage hostile takeover attempts that some of our stockholders may consider to be beneficial.

Other Information

We were incorporated under the name Potlatch Forest Products Corporation in Delaware in October 2005 in connection with Potlatch Corporation's conversion into a real estate investment trust, or REIT. Prior to the spin-off, we will change our name to Clearwater Paper Corporation. Our principal executive offices will be located at 601 W. Riverside Avenue, Suite 1100, Spokane, Washington 99201. Our telephone number at that location will be [●]. Our website address will be www.clearwaterpaper.com. The reference to our website is a textual reference only. We do not incorporate the information on our website into this information statement, and you should not consider any information on, or that can be accessed through, our website as part of this information statement.

Clearwater Paper™, Ancora® and Candesce® are or will be our trademarks or registered trademarks. This information statement also refers to the products or services of other companies by the trademarks and trade names used and owned by those companies.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

Q: Why am I receiving this document?

A: Potlatch Corporation is delivering this document to you because you were a holder of Potlatch Corporation common stock at 5:00 p.m., Eastern Time, on the record date for the distribution of shares of our common stock. Accordingly, you are entitled to receive one share of our common stock for every [●] shares of Potlatch Corporation common stock that you held at 5:00 p.m., Eastern Time, on the record date. No action is required for you to participate in the distribution. The distribution will take place on or about [●], 2008.

Q: Why is Potlatch Corporation separating our business and distributing our stock?

A: The separation of our business from Potlatch Corporation will provide each company with certain opportunities and benefits. For example, the spin-off will allow us to focus our attention and resources on our core pulp and paperboard and consumer products businesses and will allow Potlatch Corporation to concentrate its management and resources on its timber, harvest and log sale, real estate and wood products businesses. The spin-off will also allow the investment community to better evaluate the merits and future prospects of each company and will allow each company to realign its management structure to better focus on its product markets and business opportunities. Moreover, as a result of the spin-off, we will be able to invest any available excess cash flow from our business into growing that business without competing for capital with Potlatch Corporation's businesses and we will have direct access to the public capital markets. The spin-off will allow us to develop incentive programs to better attract and retain key employees through the use of stock-based and performance-based incentive plans that more directly link their compensation with our financial performance. For more information on the background and reasons for the spin-off, see "The Spin-off—Background and Reasons for the Spin-off" beginning on page 21.

Q: How will the spin-off work?

A: In connection with the spin-off, we will transfer our wood products operations, other than the lumber products operations located in Lewiston, Idaho, our real estate sales and development business and our harvest and log sale business, subject to certain of our liabilities, to a newly formed subsidiary, and distribute the equity of that subsidiary to Potlatch Corporation. We are retaining the lumber products operations in Lewiston, Idaho because they are integrated with our pulp and paperboard and tissue operations located at the same facility and it would therefore not be practical to divide ownership of this facility. After these transfers are completed, all of the shares of our common stock will be distributed to the stockholders of Potlatch Corporation on a pro rata basis. For more information, see the section entitled "The Spin-off—Transactions prior to the Spin-off" beginning on page 22 and "—Manner of Effecting the Spin-off" beginning on page 23.

Q: What businesses will we operate after the spin-off?

A: We will operate two primary businesses after the spin-off: our pulp and paperboard business and our consumer products business. Our pulp and paperboard business manufactures and markets bleached paperboard for the high-end segment of the packaging industry. Our pulp and paperboard business also produces bleached softwood market pulp, which is used as the basis for many paper products, and slush pulp, which it supplies to our consumer products business. Our consumer products business manufactures paper towels, bathroom and facial tissue, and napkins. We also produce lumber products at our lumber mill in Idaho, which also supplies wood chips to our pulp and paperboard business. For more information on our businesses, see the section entitled "Business" beginning on page 58.

Q: What will our relationship be with Potlatch Corporation after the spin-off?

A: Potlatch Corporation and our company will be separate, publicly owned companies. We will, however, enter into certain agreements with Potlatch Corporation to define our ongoing relationship after the spin-off. The agreements will define responsibility for obligations arising before and after the spin-off date, including obligations relating to our employees and taxes. Additionally, we have entered into log and fiber supply contracts with Potlatch Corporation for our Idaho facility and a transition services agreement under which we and Potlatch Corporation have agreed to provide transitional services to one another for a period after the spin-off. For additional information on our relationship with Potlatch Corporation after the spin-off, see "Our Relationship with Potlatch Corporation after the Spin-off" beginning on page 29.

Q: When will the spin-off occur?

A: We expect that Potlatch Corporation will distribute our shares of common stock on [●], 2008 to holders of record of Potlatch Corporation common stock at 5:00 p.m., Eastern Time, on the record date.

Q: What is the record date for the spin-off?

A: [●], 2008.

Q: What do I have to do to participate in the spin-off?

A: Nothing. You are not required to take any action to receive our common stock in the spin-off. No vote will be taken for the spin-off. If you own shares of Potlatch Corporation common stock as of 5:00 p.m., Eastern Time, on the record date, a book-entry account statement reflecting your ownership of our shares of common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about [●], 2008.

Q: How many shares of your common stock will I receive?

A: Potlatch Corporation will distribute one share of our common stock for every [●] shares of Potlatch Corporation common stock you own as of the close of business on the record date. For example, if you own [●] shares of Potlatch Corporation common stock as of the close of business on the record date, you will receive [●] shares of our common stock in the spin-off. Based on approximately [●] million shares of Potlatch Corporation common stock that we expect to be outstanding on the record date, and the spin-off distribution ratio, Potlatch Corporation will distribute a total of approximately [●] million shares of our common stock.

Q: Will Potlatch Corporation distribute fractional shares?

A: No. In lieu of fractional shares of our common stock, stockholders of Potlatch Corporation will receive cash. Fractional shares you would otherwise be entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of our common stock. If you own less than [●] shares of Potlatch Corporation common stock on the record date, you will not receive any shares of our common stock in the spin-off, but you will receive cash in lieu of fractional shares.

Q: What is book-entry?

A: The book-entry system allows registered owners to hold their shares without the need for physical stock certificates. Holding shares in book-entry form eliminates the problems associated with paper certificates, such as storage and safety of certificates, and the requirement for physical movement of stock certificates at the time of sale or transfer of ownership. You will not receive a stock certificate representing your shares distributed pursuant to the spin-off. All distributed shares will be held in book-entry form.

Q: Is the spin-off taxable for U.S. federal income tax purposes?

A: In June 2008, Potlatch Corporation requested a ruling from the U.S. Internal Revenue Service to the effect that the spin-off will be tax-free to Potlatch Corporation and to its U.S. common stockholders, except with respect to cash paid in lieu of fractional shares. See "The Spin-off—Important Federal Income Tax Consequences" beginning on page 23 for a more complete discussion of the U.S. federal income tax consequences of the spin-off to Potlatch Corporation stockholders.

Q: How will the spin-off affect my tax basis in Potlatch Corporation common stock?

A: Your tax basis in the Potlatch Corporation common stock will be allocated between the Potlatch Corporation common stock and our common stock received in the spin-off in proportion to their relative fair market values on the date of the spin-off. Within a reasonable time after the spin-off is completed, Potlatch Corporation will provide information to U.S. taxpayers to enable them to compute their tax bases in both Potlatch Corporation and our common stock and other information they will need to report their receipt of our common stock on their 2008 U.S. federal income tax return as a tax-free transaction. See "The Spin-off—Important Federal Income Tax Consequences" beginning on page 23 for a more complete description of the effects on your tax basis.

Q: Where will I be able to trade your shares of common stock?

A: Currently there is no public market for our common stock. We have applied to list our common stock on the New York Stock Exchange under the symbol "CLW." We anticipate that trading in shares of our common stock will begin on a "when-issued" basis on or around the record date and before the spin-off date, and that "regular-way" trading will begin on the first trading day after the distribution date. If trading does begin on a "when-issued" basis, you may purchase or sell our common stock after that time, but your transaction will not settle until after the spin-off date. Shares of our common stock will generally be freely tradable after the spin-off date.

Q: Will the number of Potlatch Corporation shares I own change as a result of the spin-off?

A: No. The number of shares of Potlatch Corporation common stock you own will not change as a result of the spin-off.

Q: What will happen to the listing of Potlatch Corporation common stock?

A: Nothing. Potlatch Corporation common stock will continue to be traded on the New York Stock Exchange under the symbol "PCH."

Q: Will we have any debt after the spin-off?

A: Yes. We expect to have outstanding $175 million of unsecured debt. We also expect to have borrowing capacity of $75 million under a secured revolving credit facility. For more information on our debt and credit facility, see the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Capitalization," and "Unaudited Pro Forma Condensed Combined Financial Statements."

Q. Will I be paid any dividends on your common stock?

A: We expect that following the spin-off, we will pay cash dividends on our common stock. The declaration and amount of any dividends, however, will be determined by our board of directors and will depend on our earnings after the spin-off, the restrictions contained in our debt agreements regarding the payment of dividends and any other factors that our board believes are relevant.

Q: **Whom do I contact for information regarding you and the spin-off?**

A: Before the spin-off, you should direct inquiries relating to the spin-off to:

> Potlatch Corporation
> Investor Relations
> 601 West First Avenue, Suite 1600
> Spokane, WA 99201
> Phone: (509) 835-1500
> Email: investorinfo@potlatchcorp.com

After the spin-off, you should direct inquiries relating to an investment in our common stock to:

> Clearwater Paper Corporation
> 601 W. Riverside Avenue, Suite 1100
> Spokane, WA 99201
> Phone: [●]
> Email: investorinfo@clearwaterpaper.com

After the spin-off, the transfer agent and registrar for our common stock will be:

> BNY Mellon Shareowner Services
> 480 Washington Blvd
> Jersey City, NJ 07310
> Phone: (866) 593-2351

RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained in this information statement. Some of the risks described below relate principally to our business and the industry in which we operate, while others relate principally to the spin-off. The remaining risks relate principally to the securities markets generally and ownership of our common stock.

Our business, financial condition, results of operations or liquidity could be materially adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline.

Risks Related to Our Business

Changes in the cost and availability of wood fiber used in production of our products may adversely affect our results of operations and cash flow.

Wood fiber, primarily wood chips and sawdust, is the principal raw material for our pulp and paperboard products and, in 2007, accounted for 35% of our total costs of production. Wood chip and sawdust prices are at historically high levels. For example, our average cost per ton of wood chips and sawdust increased by 3%, from approximately $132 per ton in 2005 to approximately $136 per ton in 2006, and by 20% to approximately $163 per ton in 2007. In the first six months of 2008, we experienced even higher costs, averaging approximately $202 per ton. In the event we are not able to pass increases in wood fiber costs along to our customers, our operating results would be significantly harmed.

Much of the wood fiber we use in our pulp manufacturing process is the by-product of lumber mill operations, particularly in Idaho. As a result, the price of these residual wood fibers is affected by operating levels in the lumber industry. Prices for these residual fibers are currently very high, largely because of limited supplies due to the slowdown or shutdown of lumber mill operations in the United States as a result of the home construction market downturn. The price of wood fiber is expected to remain high until the housing market recovers and lumber mill operations increase. In addition, we have had to locate new suppliers as some of the suppliers located near our Idaho facility have ceased operations, which has resulted in increased costs to us for transporting wood fiber to our Idaho facility. If we are not able to obtain wood fiber at favorable prices or at all, our financial results and operations would be materially adversely affected.

The cost of energy and chemicals needed for our manufacturing processes significantly affects our business.

Energy costs, including costs for natural gas and purchased electricity, accounted for approximately 9% of our total production costs in 2007 and 10% in the six months ended June 30, 2008. While we produce internally a significant portion of the steam and electricity we consume at our Idaho facility, our energy costs have been rising. Our expenses for energy used in our manufacturing processes were $89.8 million in 2007, 5% higher than the $85.8 million we spent in 2006. In periods of high energy prices, market conditions may prevent us from passing higher energy costs on to our customers through price increases, and therefore increased costs could adversely affect our operating results. We purchase on the open market a substantial portion of the natural gas necessary to produce our products, and, as a result, the price and other terms of those purchases are subject to change based on factors such as worldwide supply and demand and government regulation. Our energy costs in future periods will depend principally on our ability to produce a substantial portion of our electricity needs internally, on changes in market prices for natural gas and on reducing energy usage.

The supply of energy may be adversely affected by, among other things, hurricanes and other natural disasters or an outbreak or escalation of hostilities between the United States and any foreign power and, in particular, events in the Middle East. Any significant shortage or significant increase in our energy costs in circumstances where we cannot raise the price of our products could have a material adverse effect on our business, financial condition and results of operations. Any disruption in the supply of energy could also affect

our ability to meet customer demand in a timely manner and could harm our reputation. Furthermore, we may be required to post letters of credit or other financial assurance obligations with our natural gas suppliers, which could limit our financial flexibility.

We also use a variety of chemicals in our manufacturing processes, including latex and polyethylene, many of which are petroleum-based chemicals. Prices for these chemicals have been and are expected to remain volatile. Recently, a supplier announced two separate price increases of the chemicals that we purchase from it, for an aggregate price increase of 50% in 2008. In addition, chemical suppliers that use petroleum-based products in the manufacture of their chemicals may, due to supply shortages and cost increases, ration the amount of chemicals available to us, and therefore we may not be able to obtain at favorable prices the chemicals we need to operate our business, if we are able to obtain them at all. Finally, certain specialty chemicals that we purchase are available only from a small number of suppliers. If any of these suppliers were to cease operations or cease doing business with us, we may be unable to obtain such chemicals at favorable prices, if at all.

Cyclical industry conditions have in the past affected and may continue to adversely affect the operating results and cash flow of our pulp and paperboard business.

The pulp and paperboard industries are highly cyclical. Historically, economic and market shifts, fluctuations in manufacturing capacity and changes in foreign currency exchange rates have created cyclical changes in prices, sales volumes and margins for our pulp and paperboard products. The length and magnitude of industry cycles have varied over time, but generally reflect changes in macroeconomic conditions and levels of industry manufacturing capacity. Pulp and most of our paperboard products are commodities that are widely available from other producers. Because commodity products have few distinguishing qualities from producer to producer, competition for these products is based primarily on price, which is determined by supply relative to demand.

Industry supply of pulp and paperboard products is primarily influenced by fluctuations in available manufacturing capacity. When manufacturing capacity is increased, there may be an oversupply of products in our industry which results in a weak pricing environment. During periods of oversupply, some producers may choose to idle or permanently close individual machines or entire mills. Alternatively, some producers may choose to continue to operate at a loss, sometimes even a cash loss, which could prolong weak pricing environments. Oversupply can also result from producers introducing new capacity in response to favorable short-term pricing trends.

Industry supply of pulp and paperboard products is also influenced by overseas production capacity, which has grown in recent years and is expected to continue to grow. While the weakness of the U.S. dollar has mitigated the levels of imports in recent years, strengthening of the U.S. dollar in the future could result in an increase in imports of pulp and paperboard products, putting downward pressure on prices. Variations in the exchange rates between the U.S. dollar and other currencies may significantly affect our competitive position by making it more attractive for foreign producers to restart closed mills or increase production capacity.

The overall levels of demand for pulp and paperboard products reflect fluctuations in levels of end-user demand, which depend in part on general macroeconomic conditions in North America and worldwide. The market prices for pulp have increased recently, driven, in part, by increased demand for pulp from China. If demand for pulp and paperboard products decreases, the market price for these products will likely decrease.

Prices for our pulp and paperboard products are driven by many factors outside of our control, and we have little influence over the timing and extent of price changes. As a result, the price for any one or more of these products may fall below our production costs, requiring us to either incur losses on product sales or cease production at one or more of our manufacturing facilities. Our profitability with respect to these products depends on our ability to manage our cost structure, particularly wood fiber, chemical and energy costs, which represent the largest components of our operating costs and can fluctuate based upon factors beyond our control.

If the prices of, or demand for, our pulp and paperboard products decline, or if our wood fiber, chemical, energy or other key production costs increase, or both, our sales and operating results could be materially and adversely affected.

Our consumer products business receives a substantial portion of its net sales from three customers, and the loss of, or a significant reduction in, orders from any of these customers would adversely affect our operating results and financial condition.

Our consumer products segment derived 59% of its net sales in 2007, and we derived 23% of our total net sales in 2007, from three customers. Sales to these three customers have represented more than 58% of segment net sales in each of the last three fiscal years. We do not have long-term contracts with any of these customers that ensure a continuing level of business from them. Our agreements with these customers are not exclusive and do not contain minimum volume commitments.

Our relationships with these three customers will depend on our ability to continue to meet their needs for quality products at competitive prices. If we lose one of these customers or if we experience a significant decline in the level of purchases by any of them, we would not be able to quickly replace the lost business volume and our operating results and business would be harmed.

Intense competition could prevent us from increasing or sustaining our net sales and profitability.

The markets for our products are highly competitive, and companies that have substantially greater financial resources than we do compete with us in each market. Some of our competitors have advantages over us, including lower raw material and labor costs.

Our ability to successfully compete in the pulp and paperboard industry is influenced by a number of factors, including manufacturing capacity, general economic conditions and the availability and demand for paperboard substitutes. Our pulp and paperboard business competes with International Paper, MeadWestvaco, Georgia Pacific, Rock-Tenn and international producers, most of whom are much larger than us. Any increase in manufacturing capacity by any of these producers could result in overcapacity in the pulp and paperboard industry, which could cause downward pressure on pricing. In addition, customers could choose to use types of paperboard that we do not produce or could rely on alternative materials, such as plastic, for their products. An increased supply of any of these products could cause us to lower our prices or lose sales to competitors, either of which could have a material adverse effect on our business, financial condition and results of operations.

Our consumer products business faces competition from companies that produce the same type of products that we produce or that produce alternative products that customers may use instead of our products. Our consumer products business competes with the branded tissue products producers, such as Procter & Gamble, and branded label producers who manufacture branded and private label products, such as Georgia-Pacific and Kimberly-Clark. These companies are far larger than us, have much greater sales, marketing and research and development resources than we do, and enjoy significant cost advantages due to economies of scale. Because of their size and resources, these companies may foresee market trends more accurately than we do and develop new technologies that render our products less attractive or obsolete. Further, none of these companies has aggressively pursued the grocery channel of the at-home private label tissue segment into which we sell most of our tissue products. If any of them elected to do so, our results of operations and financial condition could be materially adversely affected.

Increases in our freight costs could have a material adverse effect on the gross margins of our business.

Our business, primarily our consumer products business, is substantially dependent on freight services to transport our products to our customers and deliver raw materials to us. In the six months ended June 30, 2008, freight costs for our business were 12% of our total costs. The costs of these freight services are affected by

increasing fuel prices. In recent months, we have incurred increased fuel surcharges, which are over and above the standard price quoted for these services. We have not been in the past and may not in the future be able to pass along part or all of these fuel surcharges to our customers. If we are unable to increase our prices to respond to increased fuel costs charged to us by our transportation providers, our gross margins may be materially adversely affected.

We depend on third parties for certain transportation services and any disruption in these services may have a material adverse effect on our business.

We rely primarily on third parties for transportation of our products to our customers and transportation of our raw materials to us. If any of our transportation providers fail to deliver raw materials to us in a timely manner, we may be unable to manufacture our products on a timely basis. Shipments of products and raw materials may be delayed due to weather conditions, strikes or other events. Any failure of a third-party transportation provider to deliver raw materials or products in a timely manner could harm our reputation, negatively impact our customer relationships and have a material adverse effect on our business, financial condition and results of operations.

We are subject to significant environmental regulation and environmental compliance expenditures, which could increase our costs and subject us to liabilities.

We are subject to a wide range of general and industry-specific environmental laws and regulations, particularly with respect to air emissions, wastewater discharges, solid and hazardous waste management and chemicals contained in our products. Compliance with these laws and regulations is a significant factor in our business. We expect to continue to incur capital and operating expenditures to maintain compliance with applicable environmental laws and regulations. Capital expenditures specifically designated for environmental compliance totaled approximately $2.0 million during 2007 and are expected to be approximately $1.2 million in 2008.

Our failure to comply with applicable environmental laws and regulations and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment, remedial actions or product recalls or labeling. We may be liable under environmental laws for cleanup and other costs and damages, including tort liability, resulting from past or present spills or releases of hazardous or toxic substances on or from our mills. Liability under these laws may be imposed without regard to whether we knew of, or were responsible for, the presence of such substances on our property, and, in some cases, may not be limited to the value of the property.

We believe that our facilities and operations are currently in substantial compliance with applicable environmental laws and regulations. We cannot assure you, however, that situations that may give rise to material environmental liabilities will not be discovered or that the enactment of new environmental laws or regulations or changes in existing laws or regulations will not require significant expenditures by us. There can be no assurance that internally generated funds or other sources of liquidity and capital will be sufficient to fund unforeseen environmental liabilities or expenditures.

Our business and financial performance may be harmed by future labor disruptions.

As of June 30, 2008, approximately 66% of our workforce was unionized. During 2009, one collective bargaining agreement will expire covering approximately 245 employees. As a result, there is a risk of work stoppage due to strikes or walkouts. Any significant work stoppage as a result of failure to successfully negotiate new collective bargaining agreements could have a material adverse effect on our business, financial condition and results of operations.

We regularly incur significant expenses to maintain our manufacturing equipment and any interruption in the operations of our facilities may affect our operating performance.

We regularly incur significant expenses to maintain our manufacturing equipment. The machines and equipment that we use to produce our products are complex, have many parts and some are run on a continuous basis. We must perform routine maintenance on our machines and have to periodically replace a variety of parts such as motors, pumps, pipes and electrical parts. In 2007, equipment maintenance and repair expenses were $44.0 million in our pulp and paperboard segment and $13.6 million in our consumer products segment. If our business does not generate sufficient cash flows from operations to fund our ongoing maintenance requirements, our business, financial condition and results of operations could be materially harmed.

In addition, our pulp and paperboard mills require periodic shutdowns to perform major maintenance. We generally schedule shutdowns of our Idaho pulp and paperboard mill for up to a week each year. Scheduled shutdowns of our Arkansas pulp and paperboard mill occur every 18 months and typically last up to a week. These scheduled shutdowns of our pulp and paperboard mills result in decreased sales and increased costs in the quarter in which the shutdown occurs.

Unexpected production disruptions could also cause us to shut down any of our mills. Those disruptions could occur due to any number of circumstances, including shortages of raw materials, disruptions in the availability of transportation, labor disputes and mechanical or process failures. In addition, the geographic areas where our production is located and where we conduct our business may be affected by natural disasters, including snow and ice storms, forest fires and flooding. Any mill shutdowns may be followed by prolonged startup periods, regardless of the reason for the shutdown. Those startup periods could range from several days to several weeks, depending on the reason for the shutdown and other factors. Furthermore, during periods of weak demand for our products, we have in the past and may in the future experience market-related downtime. The shutdown of any of our mills for a substantial period of time for any reason could harm our results of operations.

Our business will suffer if we are unable to effectively respond to changes in demand for some of our products or implement our strategies.

We have in the past and may in the future experience changes in demand for our products. Our ability to compete successfully depends on our ability to adjust to increases and decreases in demand. For example, our consumer products business is currently experiencing a high demand for napkins and we have had to outsource part of our napkin production to a third party, which increases our costs. If we are unable to implement our business strategies to respond to changes in demand, we may need to limit deliveries of some orders for existing customers, which would harm our reputation and our long-term relationships with these customers. Alternatively, if we experience a decrease in demand for certain products, we may incur significant costs in revising our manufacturing plan and restructuring our manufacturing equipment. If we are not able to respond to changes in demand for our products in a timely manner, our financial position and results of operations will be adversely affected.

In addition, our success depends in part upon our ability to implement our strategies, including the possibility of opening a tissue facility or facilities on the East Coast. The costs associated with establishing a facility or facilities on the East Coast would be significant. Should we choose to pursue this option, there is no assurance that the new facilities will successfully achieve our goal of expanding our customer base to include East Coast retailers or that the new facilities would generate a positive internal rate of return. Additionally, the costs associated with establishing the facilities could negatively impact our cash flows and earnings in the short-term. Further, adding new facilities on the East Coast would increase our exposure to other risks, including labor disputes, environmental risks and interruptions in the operations of our facilities to the extent that the new facilities would be subject to such risks.

We will have significant indebtedness and future federal and state deferred tax liabilities after the spin-off, which will require a significant amount of cash to service and pay. If we are unable to generate sufficient cash to pay our obligations or fund our liquidity needs, our business may be materially adversely affected.

We expect that immediately after the spin-off, our long-term indebtedness will be approximately $175 million. Our ability to make payments on, to refinance our indebtedness and to fund capital expenditures, acquisitions and development efforts, will depend on our ability to generate cash. A number of factors that affect our ability to generate cash are beyond our control, including economic, financial, competitive and other factors.

As of December 31, 2007, we had a deferred tax liability of approximately $111.6 million with respect to the difference between the book and tax basis of our fixed assets. It is anticipated that this liability will become a current tax liability beginning in 2009 at the rate of approximately $10 million per year. In addition, we have other less significant deferred tax balances relating to temporary differences that will impact current taxes payable in future periods.

We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under our new revolving credit facility in amounts sufficient to enable us to service our indebtedness, including our notes, our additional tax liabilities or other liquidity needs or that there will not be material adverse developments in our business, liquidity or capital requirements. If our future cash flows from operating activities and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay business activities, sell assets, obtain additional debt or equity capital, restructure or refinance all or a portion of our debt. We cannot assure you that we would be able to implement any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of future debt financings could involve restrictive covenants that limit our ability to pursue these alternatives.

Risks Relating to the Spin-off

Our financial information may not be fully representative of our results as a stand-alone public company.

Potlatch Corporation did not account for us, and we were not operated, as a stand-alone public company for the periods presented in our combined financial statements included in this information statement. Our combined financial statements have been carved out from Potlatch Corporation's consolidated financial statements and reflect assumptions and allocations made by Potlatch Corporation and prescribed by generally accepted accounting principles. Our combined financial statements do not fully represent what our financial position, results of operations and cash flow would have been had we operated as a stand-alone public company during the periods presented. We have not made adjustments to reflect the many significant changes that will occur in our capital structure, cost structure, funding and operations as a result of our separation from Potlatch Corporation, including the debt and interest expense we will have, increased costs associated with reduced economies of scale and other costs associated with being a stand-alone public company. As a result, the historical and pro forma information included in this information statement is not necessarily indicative of what our financial position, results of operations and cash flow may be following the separation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Combined Financial Statements" and our combined financial statements and notes thereto included elsewhere in this information statement.

We have not previously operated as an independent, public company.

We have not previously operated as an independent, public company and our management has no experience, as a group, in operating our business as a stand-alone entity. Following the spin-off, we will be fully responsible for arranging our own funding, managing all of our own administrative and employee arrangements and supervising all of our legal and financial affairs, including publicly reported financial statements. We will

adopt separate stock-based and performance-based incentive plans for our employees and will develop our own compliance and administrative procedures necessary for a publicly held company. We anticipate that our success in these endeavors will depend substantially upon the ability of our senior management and other key employees to work together. In addition, our Chief Executive Officer and Chief Financial Officer are new to us and do not have a history of operating our businesses. Accordingly, we cannot assure you that as an independent company our aggregate results of operations will continue at the same level. Additionally, we depend on our senior management. The loss of services of members of our senior management team could adversely affect our business until suitable replacements can be found. There may be a limited number of persons with the requisite skills to serve in these positions and we may be unable to locate or employ qualified personnel on acceptable terms. In addition, our future success requires us to continue to attract and retain competent personnel.

The requirements of being a stand-alone public company will increase certain of our costs and require significant management focus.

As a stand-alone public company, we will incur significant legal, accounting and other expenses associated with compliance-related and other activities. The Sarbanes-Oxley Act of 2002, related SEC rules and the New York Stock Exchange, or NYSE, regulate corporate governance practices of public companies. We have had no experience as, and our management has limited experience managing, a public company, and our separation from Potlatch Corporation will result in loss of access to Potlatch Corporation's resources and experience in this area. Compliance with these requirements will also result in other costs and obligations and make some activities more time-consuming. For example, in connection with the spin-off, we will create new board committees and will adopt internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements and other securities law compliance measures. Under Section 404 of the Sarbanes-Oxley Act, for our annual report on Form 10-K for the first full fiscal year after the spin-off, we will need to document and test our internal control procedures and our management will need to assess and report on our internal control over financial reporting. Furthermore, if we identify any issues in complying with those requirements, we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions. Our prospects must be considered in light of the risks, difficulties and expenses encountered by newly public companies. Costs to obtain director and officer liability insurance will contribute to our increased costs. As a result of the associated liability, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements.

The transition services Potlatch Corporation will provide to us following the spin-off may not be sufficient to meet our needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services after our agreements with Potlatch Corporation expire.

For a limited period of time following the spin-off, Potlatch Corporation has agreed to provide certain transition services to us, including employee benefits administration and payroll, management information systems services, and treasury and accounting services.

After the expiration of the transition services agreement, we may not be able to replace the transition services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those we will receive from Potlatch Corporation under this agreement. While transition services are being provided by Potlatch Corporation to us, our operational flexibility to modify or implement changes with respect to the services covered will be limited.

Potlatch Corporation historically has provided us, directly or through its own vendor relationships, with insurance coverage, banking services, health and other insurance benefits for our employees and employee benefit plans, as well as with its expertise in certain areas of our operations. After the spin-off, we will be responsible for securing all of our own management, financing, legal and other similar resources.

Although we have made arrangements to replace portions of the services currently provided by Potlatch Corporation, we may encounter difficulties replacing other services or be unable to negotiate pricing or other terms as favorable as those we currently have in effect. See "Our Relationship with Potlatch Corporation after the Spin-off " beginning on page 29.

The terms of agreements that we will enter into with Potlatch Corporation in connection with the spin-off will be established at a time when we are a wholly owned subsidiary of Potlatch Corporation and, accordingly, the terms of these agreements may not be as favorable to us as they might have been had they been negotiated by persons fully independent of Potlatch Corporation.

In connection with the spin-off, we will enter into various agreements with Potlatch Corporation regarding our relationship with Potlatch Corporation following the spin-off, including a separation and distribution agreement, transition services agreement, employee matters agreement, tax sharing agreement, lease and option agreement and supply agreements. These agreements address important matters, such as allocation of assets, liabilities, rights, indemnifications and other obligations between Potlatch Corporation and us. While we believe these agreements reflect market terms and the pricing provisions of our supply agreements are based on market pricing, the terms of these agreements were negotiated while we were a wholly owned subsidiary of Potlatch Corporation. Therefore, these agreements may not be as favorable to us as they might have been had they been negotiated by persons with no relationship to Potlatch Corporation.

If the spin-off is determined to be taxable for U.S. federal income tax purposes, we, our stockholders, and Potlatch Corporation could incur significant U.S. federal income tax liabilities.

In June 2008, Potlatch Corporation applied for a private letter ruling from the Internal Revenue Service, or IRS, that the spin-off will qualify for tax-free treatment under applicable sections of the Code. In addition, Potlatch Corporation expects to receive an opinion from tax counsel that the spin-off so qualifies. The IRS ruling and the opinion will rely on certain representations, assumptions, and undertakings, including those relating to the past and future conduct of our business, and neither the IRS ruling nor the opinion would be valid if such representations, assumptions, and undertakings were incorrect. Moreover, the IRS private letter ruling will not address all the issues that are relevant to determining whether the spin-off will qualify for tax-free treatment. Notwithstanding the IRS private letter ruling and opinion, the IRS could determine that the spin-off should be treated as a taxable transaction if it determines that any of the representations, assumptions, or undertakings that were included in the request for the private letter ruling are false or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the IRS ruling.

If the spin-off fails to qualify for tax-free treatment, Potlatch Corporation would be subject to tax as if it had sold our common stock in a taxable sale for its fair market value, and our initial public stockholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them. Under the tax sharing agreement between Potlatch Corporation and us, we will generally be required to indemnify Potlatch Corporation against (1) any tax resulting from the spin-off (including any tax that would result if Potlatch Corporation were to fail to qualify as a REIT, as a result of income recognized by Potlatch Corporation if the spin-off were determined to be taxable) to the extent that such tax resulted from an issuance of our equity securities, a redemption of our equity securities, or our involvement in other acquisitions of our equity securities, (2) other actions or failures to act by us, or (3) any of our representations or undertakings being incorrect or violated. For a more detailed discussion, see the section entitled "Our Relationship with Potlatch Corporation after the Spin-off—Tax Sharing Agreement" beginning on page 33. Our indemnification obligations to Potlatch Corporation and its subsidiaries, officers, and directors are not limited by any maximum amount. If we are required to indemnify Potlatch Corporation or such other persons under the circumstances set forth in the tax sharing agreement, we may be subject to substantial liabilities.

We must abide by certain restrictions to preserve the tax-free treatment of the spin-off and may not be able to engage in desirable acquisitions and other strategic transactions following the spin-off.

To preserve the tax-free treatment of the spin-off to Potlatch Corporation and its stockholders, under a tax sharing agreement that we will enter into with Potlatch Corporation, for the two-year period following the distribution, we may be prohibited, except with the consent of Potlatch Corporation or in connection with the issuance of equity securities to our employees for compensatory purposes, from:

- issuing equity securities to satisfy financing needs if such issuance would represent a 50% or greater interest in us;

- acquiring businesses or assets with equity securities if such issuance would represent a 50% or greater interest in us; or

- engaging in mergers or asset transfers that could jeopardize the tax-free status of the distribution.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. For more information, see the sections entitled "The Spin-off—Important Federal Income Tax Consequences" beginning on page 23.

Risks Related to Ownership of Our Common Stock

There has been no prior market for our common stock, and we cannot guarantee that our stock price will not decline after the spin-off.

There has been no prior trading market for our common stock, and we cannot predict the price at which our common stock will trade after the spin-off date. The price at which our common stock trades is likely to fluctuate significantly, particularly until an orderly market develops. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including:

- our financial results;

- developments generally affecting the pulp, paperboard and tissue industries;

- the performance of each of our three business segments;

- our capital structure, including the amount of our indebtedness;

- general economic, industry and market conditions;

- the depth and liquidity of the market for our common stock;

- fluctuations in currency exchange rates;

- our dividend policy;

- investor perception of our business and us; and

- the impact of the factors referred to elsewhere in "Risk Factors."

In addition, the stock market regularly experiences significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price.

A trading market may not develop for shares of our common stock, which could adversely affect the market price of those shares.

There is currently no trading market for shares of our common stock. We have applied to have our shares of common stock listed on the NYSE under the symbol "CLW." However, there can be no assurance that a trading market for our shares will develop or be sustained after the completion of the spin-off.

Certain provisions of our certificate of incorporation and bylaws and of Delaware law will make it difficult for stockholders to change the composition of our board of directors and may discourage hostile takeover attempts that some of our stockholders may consider to be beneficial.

Certain provisions of our certificate of incorporation and bylaws and of Delaware law may have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in the best interests of us and our stockholders. These provisions include, among other things, the following:

- a classified board of directors with three-year staggered terms;

- the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

- stockholder action can only be taken at a special or regular meeting and not by written consent;

- advance notice procedures for nominating candidates to our board of directors or presenting matters at stockholder meetings;

- removal of directors only for cause and only by a supermajority vote;

- allowing only our board of directors to fill vacancies on our board of directors; and

- supermajority voting requirements to amend our bylaws and certain provisions of our certificate of incorporation.

While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable the board of directors to hinder or frustrate a transaction that some, or a majority, of the stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. We are also subject to Delaware laws that could have similar effects. One of these laws prohibits us from engaging in a business combination with a significant stockholder unless specific conditions are met. For more information, see "Description of Capital Stock" beginning on page 86.

FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

- the impact of the spin-off;

- the terms of our agreements with Potlatch Corporation;

- raw material, energy and other costs;

- our product mix of our sales and sources of our net sales;

- our company strategies;

- our costs and expenses;

- general economic conditions in the United States and internationally;

- changes in exchange rates between the U.S. dollar and other currencies;

- the competitive environment;

- changes in laws, regulations or industry standards affecting our business;

- our tax ruling requested from the IRS;

- fluctuations in the market for our equity and debt instruments; and

- the elements of our executive compensation program.

In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "estimate," "predict," "potential," "project," "plan," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this information statement in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this information statement. Unless required by U.S. federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this information statement and our registration statement on Form 10 and the documents that we reference therein and have filed as exhibits to the registration statement, of which this information statement is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Industry Data

This information statement contains statistical data that we obtained from industry publications and Information Resources, Inc., as well as three reports dated March 2008, April 2008 and June 2008 generated by RISI, Inc. These industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications and reports are reliable, we have not independently verified their data.

THE SPIN-OFF

Background and Reasons for the Spin-off

The board of directors of Potlatch Corporation regularly reviews the various businesses conducted by Potlatch Corporation to ensure that resources are deployed and activities are pursued in the best interests of its stockholders. On April 17, 2008, Potlatch Corporation announced that its board of directors authorized management to evaluate a potential tax-free spin-off of our businesses and on July 17, 2008, Potlatch Corporation announced that its board of directors preliminarily approved the distribution of our common stock to Potlatch Corporation's stockholders in a tax-free spin-off. This preliminary approval is subject to receipt of a favorable ruling from the IRS that the spin-off will qualify for tax-free treatment for Potlatch Corporation stockholders and final approval by the Potlatch Corporation board of directors. In making the determination to spin off our business, the board of directors of Potlatch Corporation acknowledged that the principal focus of Potlatch Corporation is on enhancing its position as a REIT. Potlatch Corporation owns approximately 1.7 million acres of forestland in Arkansas, Idaho, Minnesota and Wisconsin and expects to derive most of its income from, and devote most of its available capital to, its investments in forestland. The board of directors of Potlatch Corporation recognized that the spin-off would permit us to focus our attention and financial resources on our pulp and paperboard and consumer products businesses.

Our business and the businesses of Potlatch Corporation have distinct operational and financial characteristics. We are focused on manufacturing and selling premium bleached paperboard for the high-end segment of the packaging industry, softwood market pulp and slush pulp, which is used as a basis for our paper and tissue products. We are also focused on our consumer products business which manufactures at-home tissue products, such as facial and bath tissue, paper towels and napkins, which are sold on a private label basis. Potlatch Corporation is focused on enhancing its position as a REIT and using its investments in approximately 1.7 million acres of forestland to generate its income.

In the future, we and Potlatch Corporation expect significantly different business challenges. In order to be successful as a REIT, Potlatch Corporation must concentrate on the management of its forestland. In order for our business to be successful as a pulp, paperboard and consumer tissue manufacturing company, we must find ways to maximize efficiencies in operating our manufacturing facilities and expanding our business.

Our business represented approximately 71% of Potlatch Corporation's consolidated net sales in the year ending December 31, 2007, and has required substantial attention from Potlatch Corporation's senior management, who must understand the markets, customer bases and manufacturing challenges for each of its businesses in order to make decisions with respect to those businesses. Within Potlatch Corporation, our business has competed with the other more traditional timber REIT businesses for management attention and capital.

We and Potlatch Corporation believe that our separation will provide both companies with certain opportunities and benefits, including the following:

- *Business and Management Focus.* Each company will be better able to focus its attention and resources on its own distinct core businesses and challenges so that it can pursue the most appropriate long-term growth opportunities and business strategies. Each company will be able to realign its management structure to better focus on its product markets and business opportunities.

- *Capital Flexibility.* In the future, each company will be able to invest its available cash flow into the growth of its business, and we will not have to compete with the Potlatch Corporation businesses for available capital. In addition, both we and Potlatch Corporation will be able to allocate capital and tailor our respective capital structures in a manner that is more closely connected to the cycles, volatility and needs of our particular business. Subject to the limitations contained in the tax sharing agreement, we will also have direct access to the public capital markets to allow us to seek financing for our operations and growth.

- *Employee Incentives.* Both companies will be able to develop more focused incentive programs to better attract and retain key employees through the use of stock and performance-based incentive plans. These plans will be designed to reward employees based on each company's performance against a more comparable peer group.

- *Market Recognition.* The investment community, including analysts, stockholders and prospective investors in each company, will be better able to evaluate the merits and future prospects of each company, thereby enhancing the likelihood that each company will receive appropriate market recognition of its performance and potential. This should improve the equity valuation of each company, thereby allowing each company to pursue acquisitions more aggressively and issue equity-based compensation more efficiently.

Transactions Prior to the Spin-off

We were formed in 2005 under the name Potlatch Forest Products Corporation in connection with Potlatch Corporation's REIT conversion on January 1, 2006. In connection with the REIT conversion, the following transactions occurred:

- Potlatch Corporation transferred to Potlatch Forest Products Corporation all of its manufacturing facilities that produce bleached pulp products, including paperboard and tissue products, and wood products, as well as Potlatch Corporation's harvest and log sales and real estate sales and development businesses; and

- Potlatch Forest Products Corporation assumed the obligation to pay approximately $335 million of Potlatch Corporation's indebtedness to third parties, which we refer to as the REIT Conversion Indebtedness. The REIT Conversion Indebtedness was comprised of approximately $177 million principal amount of notes and debentures issued by Potlatch Corporation and $158 million principal amount of industrial revenue bonds. As of June 30, 2008, the outstanding principal balance of the REIT Conversion Indebtedness was approximately $321 million.

Potlatch Forest Products Corporation's agreement to assume the obligation to pay the REIT Conversion Indebtedness was made after Potlatch Corporation evaluated its overall capital structure and capitalization. This evaluation took into consideration the extent to which the proceeds of the REIT Conversion Indebtedness were used in connection with the manufacturing assets transferred to Potlatch Forest Products Corporation in 2005 and the ability of Potlatch Forest Products Corporation to make payments on the REIT Conversion Indebtedness.

Prior to or concurrently with the spin-off, the following transactions will occur:

- we will transfer the real estate sales and development business, the harvest and log sales business and the wood products operations, other than the lumber products operations located in Lewiston, Idaho, to a newly formed subsidiary, or NewCo. We will retain the pulp and paperboard and consumer tissue operations and the lumber mill in Lewiston, Idaho. We are retaining this single lumber mill because its operations are integrated with our pulp and paperboard and tissue operations located at the same manufacturing site;

- we will distribute all outstanding equity of NewCo to Potlatch Corporation;

- Potlatch Corporation will assume the obligation to pay at least $162 million of the REIT Conversion Indebtedness, and NewCo will assume the obligation to pay the remainder of the REIT Conversion Indebtedness that is outstanding at the time of the spin-off; and

- in exchange for Potlatch Corporation's assumption of the obligation to pay at least $162 million of the REIT Conversion Indebtedness, we will transfer to Potlatch Corporation approximately $162 million in cash, representing the net proceeds from our planned $175 million debt offering, less $5 million that we will retain and less approximately $8 million of debt issuance costs. We will be the sole obligor on the planned debt offering and have no obligation with respect to the REIT Conversion Indebtedness.

The obligation to pay the REIT Conversion Indebtedness will be assumed by Potlatch Corporation and NewCo because Potlatch Corporation is the primary obligor on the REIT Conversion Indebtedness. We could not become the primary obligor on the REIT Conversion Indebtedness without the consent of numerous third party lenders.

Our combined financial statements included in this information statement have been carved out from Potlatch Corporation's consolidated financial statements under generally accepted accounting principles and reflect only the assets, liabilities and operating results of the businesses that we will hold following the spin-off. Accordingly, our combined financial statements do not reflect assets and liabilities referred to above that will not be part of our business at the time of the spin-off or the operating results of businesses that will be transferred to Potlatch Corporation prior to the spin-off.

Manner of Effecting the Spin-off

The general terms and conditions relating to the spin-off are set forth in the separation and distribution agreement between Potlatch Corporation and us. For a description of that agreement, see "Our Relationship with Potlatch Corporation after the Spin-off—Separation and Distribution Agreement" beginning on page 28.

On the distribution date, Potlatch Corporation will effect the spin-off by delivering all of the outstanding shares of our common stock to BNY Mellon, as spin-off agent, for distribution to the holders of record of Potlatch Corporation common stock at the close of business on the record date. The distribution will be made in book-entry form on the basis of one share of our common stock for every [●] shares of Potlatch Corporation common stock held on the record date of [●], 2008.

A book-entry account statement reflecting your ownership of whole shares of our common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about [●], 2008. You will receive a check, or a credit to your brokerage account, for the cash equivalent of any fractional shares you otherwise would have received in the spin-off. The distribution agent will, on or after the distribution date, aggregate and sell all of those fractional interests on the open market at then applicable market prices and distribute the aggregate proceeds ratably to Potlatch Corporation stockholders otherwise entitled to those fractional interests. Potlatch Corporation will pay all brokers' fees and commissions in connection with the sale of fractional interests. If you own less than [●] shares of common stock of Potlatch Corporation on the record date, you will not receive any shares of our stock in the spin-off, but you will receive cash in lieu of fractional shares. See "The Spin-off—Important Federal Income Tax Consequences" for a discussion of the U.S. federal income tax treatment of proceeds from fractional shares.

Results of the Separation and Spin-off

After the spin-off, we will be an independent public company owning and operating our pulp and paperboard and consumer products businesses and our lumber operations in Lewiston, Idaho. Immediately after the spin-off, we expect to have approximately [●] holders of shares of our common stock and approximately [●] million shares of our common stock issued and outstanding based on the spin-off ratio described above and the anticipated number of beneficial stockholders and outstanding Potlatch Corporation shares on [●], 2008, the record date. The actual number of shares to be distributed will be determined based on the number of Potlatch Corporation shares outstanding on the record date.

The spin-off will not affect the number of outstanding Potlatch Corporation shares or any rights of Potlatch Corporation stockholders, although it may affect the market value of the outstanding Potlatch Corporation common shares.

Important Federal Income Tax Consequences

The following summary discusses material U.S. federal income tax consequences to certain Potlatch Corporation stockholders who receive our stock in the spin-off. This discussion is based upon the Internal

Revenue Code of 1986, as amended (the "Code"), Treasury regulations, published positions of the IRS, judicial decisions and other applicable authorities, all as currently in effect, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change could affect the accuracy of this discussion. The discussion does not address the effects of the spin-off under any state, local, or foreign tax laws. The discussion assumes that Potlatch Corporation stockholders hold their Potlatch Corporation common stock, and will hold our stock, as capital assets within the meaning of Section 1221 of the Code. Further, the discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of his, her, or its personal investment circumstances or to stockholders subject to special treatment under the U.S. federal income tax laws such as:

- insurance companies;

- tax-exempt organizations;

- dealers in securities or foreign currency;

- banks or trusts;

- cooperatives;

- foreign individuals

- foreign entities and their owners, stockholders, partners, or beneficiaries;

- persons that hold Potlatch Corporation common stock as part of a straddle, a hedge against currency risk, a constructive sale or conversion transaction;

- persons that have a functional currency other than the U.S. dollar;

- investors in pass-through entities;

- holders who acquired their Potlatch Corporation common stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or

- holders of options or restricted shares granted under any Potlatch Corporation benefit plan.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE SPIN-OFF, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS, IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

In June 2008, Potlatch Corporation applied for a ruling from the IRS to the effect that the pre-spin-off separation transactions and the spin-off of our common stock to Potlatch Corporation's stockholders will qualify as tax-free transactions under Sections 368(a)(1)(D) and 355 of the Code. This ruling, if received, will provide that for U.S. federal income tax purposes:

- Potlatch Corporation will not recognize any gain or loss upon the separation transactions or the spin-off;

- except as discussed below with respect to cash received in lieu of fractional shares of our stock, no gain or loss will be recognized by, or be included in the income of, a holder of Potlatch Corporation common stock solely as the result of the receipt of our common stock in the spin-off;

- the aggregate tax basis of the Potlatch Corporation common stock and our common stock in the hands of Potlatch Corporation stockholders immediately after the spin-off will be the same as the tax basis of the Potlatch Corporation common stock immediately before the spin-off, allocated between the Potlatch Corporation common stock and our common stock in proportion to their relative fair market values on the date of the spin-off;

- the holding period of our common stock received by Potlatch Corporation stockholders will include the holding period of their Potlatch Corporation common stock, provided that such Potlatch Corporation common stock is held as a capital asset on the date of the spin-off; and

- stockholders of Potlatch Corporation who receive cash from the spin-off agent in lieu of fractional shares will recognize gain or loss on the sale of the fractional share interest in an amount equal to the difference between the cash received and the stockholder's tax basis in the fractional share interest. The gain or loss will be capital gain or loss to the stockholder provided the fractional share interest is a capital asset in the hands of the stockholder.

Although a ruling relating to the qualification of the separation of our business from Potlatch Corporation and spin-off of our common stock to Potlatch Corporation stockholders as a tax-free transaction is generally binding on the IRS, the continuing validity of the ruling is subject to factual representations and assumptions. Under its current policy, the IRS will not issue a ruling that three key requirements for a tax-free Section 355 spin-off are met. Specifically, the IRS will not rule that a spin-off was effected for a valid business purpose, that the spin-off does not constitute a device for the distribution of earnings and profits, or that the spin-off is not part of a plan described in Section 355(e) of the Code, which is described below. Instead, Potlatch Corporation represented to the IRS that there is a valid business purpose for the spin-off, the spin-off is not being used as a device for the distribution of earnings and profits and that the spin-off is not part of a plan described in Section 355(e) of the Code. If the factual representations and assumptions are incorrect or inaccurate in any material respect, the ruling could be retroactively revoked or modified by the IRS. Neither we nor Potlatch Corporation are aware of any facts or circumstances that would cause any of such representations and assumptions to be untrue or incomplete in any material respect.

In connection with obtaining the ruling, Potlatch Corporation expects to obtain an opinion from tax counsel regarding legal conclusions supporting certain representations made to the IRS. The opinion will be expressed as of the date issued and will not cover subsequent periods. Further, the opinion of counsel will be based on, among other things, current law and certain assumptions and representations as to factual matters made by Potlatch Corporation, which if incorrect in certain material respects would jeopardize the conclusions reached by counsel in its opinion. Potlatch Corporation and we are not currently aware of any facts or circumstances that would cause such assumptions and representations to be untrue or incorrect in any material respect or that would jeopardize the conclusions reached by counsel in its opinion. Counsel will have no obligation to advise us or our stockholders of any subsequent change in the matters stated, represented, or assumed, or of any subsequent change in applicable law. The opinion of counsel will not bind the courts or the IRS, nor will they preclude the IRS from asserting a position contrary to those expressed in the opinion.

If the spin-off does not qualify as a tax-free transaction, Potlatch Corporation would recognize taxable gain equal to the excess of the fair market value of our common stock distributed to Potlatch Corporation stockholders over Potlatch Corporation's tax basis in our common stock. Such gain could cause Potlatch Corporation to fail to qualify as a REIT, in which case: (i) Potlatch Corporation would be subject to corporate-level tax, including any applicable alternative minimum tax on its taxable income at regular corporate tax rates (currently up to 35 percent); and (ii) Potlatch Corporation would be disqualified from reelecting to be taxed as a REIT during the four years following the year in which it failed to qualify as a REIT. As a result, Potlatch Corporation could be subject to substantial tax liability if the failure of the spin-off to qualify for tax-free treatment causes Potlatch Corporation to fail to qualify as a REIT. In addition, each stockholder who receives our common stock in the spin-off would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received, including any fractional share sold on behalf of the stockholder. Such stockholder would be taxed on the full value of our shares that he or she received (without reduction for any portion of his, her or its tax basis in Potlatch Corporation shares) as a dividend for U.S. federal income tax purposes and possibly for purposes of state and local tax law to the extent of his or her pro rata share of Potlatch Corporation's current and accumulated earnings and profits (including Potlatch Corporation's taxable gain on the spin-off).

Under current law, assuming certain holding period requirements are met, non-corporate United States taxpayers are subject to U.S. federal income tax on dividends at a maximum rate of 15 percent. Under current law, individual citizens or residents of the United States are subject to U.S. federal income tax on long-term capital gains, that is, capital gains on assets held for more than one year, at a maximum rate of 15 percent.

Even if the spin-off otherwise qualifies for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code, it may be disqualified as tax-free to Potlatch Corporation under Section 355(e) of the Code if 50 percent or more of Potlatch Corporation's stock or our stock is acquired or issued as part of a plan or series of related transactions that includes the spin-off. For this purpose, any acquisitions or issuances of Potlatch Corporation's stock within two years before the spin-off, and any acquisitions or issuances of Potlatch Corporation's stock or of our common stock within two years after the spin-off, are presumed to be part of such a plan, although we or Potlatch Corporation may be able to rebut that presumption. We are not aware of any acquisitions or issuances of Potlatch Corporation's stock within the two years before the spin-off that must be taken into account for purposes of Section 355(e) of the Code. If an acquisition or issuance of our stock or Potlatch Corporation's stock would cause Section 355(e) of the Code to apply, Potlatch Corporation would recognize taxable gain as described above, but the spin-off would generally remain tax-free to each Potlatch Corporation stockholder. Under the tax sharing agreement between Potlatch Corporation and us, we would be required to indemnify Potlatch Corporation against that taxable gain if it were triggered by an acquisition or issuance of our stock. See "Our Relationship with Potlatch Corporation after the Spin-off—Tax Sharing Agreement" for a more detailed discussion of the tax sharing agreement between Potlatch Corporation and us. If we were to be required to indemnify Potlatch Corporation for taxes incurred as a result of the spin-off being taxable (including any tax that would result if Potlatch Corporation were to fail to qualify as a REIT as a result of income recognized by Potlatch Corporation if the spin-off were determined to be taxable), it would have a material adverse effect on our financial condition and results of operations.

In addition, the failure of the pre-spin-off separation transactions to qualify as a tax-free spin-off under Sections 355 and 368(a)(1)(D) of the Code, or the disqualification of such separation transactions under section 355(e) as the result of the acquisition or issuance of our stock or the stock of the subsidiary that we distributed to Potlatch Corporation, could cause us to recognize taxable gain equal to the excess of the fair market value of the stock of the subsidiary that we distributed to Potlatch Corporation over our tax basis in such stock. In addition, if the pre-spin-off separation transactions fail to qualify as a tax-free spin-off under Sections 355 and 368(a)(1)(D) of the Code, we could be required under the tax sharing agreement to indemnify Potlatch Corporation for taxes resulting from such failure (including any tax that would result if Potlatch Corporation were to fail to qualify as a REIT as a result of income recognized by Potlatch Corporation if the spin-off were determined to be taxable).

Current U.S. Treasury regulations require each Potlatch Corporation stockholder who receives shares of our common stock in the spin-off to attach to his, her or its U.S. federal income tax return for the year in which the spin-off occurs a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the spin-off. Within a reasonable period of time after the spin-off, Potlatch Corporation will provide its stockholders who receive our common stock pursuant to the spin-off with the information necessary to comply with such requirement.

Market for Our Common Stock

There is no existing market for our common stock. We have applied to list our common stock on the NYSE under the symbol "CLW." We also expect that a "when-issued" trading market for our common stock will begin on or around the record date. The term "when-issued" means that shares can be traded prior to the time shares are actually available or issued. On the first trading day following the spin-off date, "when-issued" trading in our common stock will end and "regular-way" will begin. "Regular-way" trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a trade.

We cannot predict the trading prices for our common stock before or after the spin-off date. The trading price of our common stock is likely to fluctuate significantly, particularly until an orderly market develops. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including:

- our financial results;

- developments generally affecting the pulp and paper industry;

- the performance of each of our three business segments;

- our capital structure, including the amount of our indebtedness;

- general economic, industry and market conditions;

- the depth and liquidity of the market for our common stock;

- our dividend policy;

- investor perceptions of our business and us;

- fluctuations in currency exchange rates; and

- the impact of the factors referred to in "Risk Factors."

We have appointed BNY Mellon to serve as transfer agent and registrar for our common stock.

Shares of our common stock distributed to Potlatch Corporation stockholders in the spin-off will be freely transferable under the Securities Act of 1933, as amended, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by or are under common control with us and may include certain of our officers, directors or principal stockholders. After we become a publicly traded company, securities held by our affiliates will be subject to the resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Spin-off Conditions and Termination

We expect that the spin-off will be effective on the spin-off date, [●], 2008, provided that, among other things, the following have occurred or will occur concurrently with the closing of the spin-off:

- the SEC has declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended, and no stop order relating to our registration statement is in effect;

- we and Potlatch Corporation have received all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the spin-off;

- the receipt of the proceeds of the debt issuance in a principal amount of $175 million and transfer of the net proceeds, less $5 million that we will retain, to Potlatch Corporation and the closing of our $75 million credit facility;

- the tax ruling received from the IRS has not been revoked or modified in any material respect and Potlatch Corporation has received a favorable opinion from its tax advisor as to the tax-free nature of the spin-off;

- the NYSE has approved our common stock for listing, subject to official notice of issuance;

- we have completed the transfer of our wood products operations, other than the lumber products operations located in Lewiston, Idaho, our real estate sales and development business, our harvest and log sale business and the permits, licenses and registrations relating to these businesses, to NewCo and distributed all the equity of NewCo to Potlatch Corporation, all as described in this information statement;

- the parties have entered into the separation and distribution agreement, the transition services agreement, the supply agreements, the employee matters agreement, the tax sharing agreement and the lease and option agreement; and

- no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the separation and distribution agreement, is in effect.

The fulfillment of the foregoing conditions will not create any obligation on Potlatch Corporation's part to effect the spin-off, and Potlatch Corporation's board of directors has reserved the right to amend, modify or abandon the spin-off and the related transactions at any time prior to the spin-off date. Potlatch Corporation may, in its sole discretion, also waive any of these conditions. Potlatch Corporation does not currently intend to waive or modify any condition to the consummation of the spin-off.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to stockholders of Potlatch Corporation who will receive shares of our common stock in the spin-off. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities. We believe that the information contained in this information statement is accurate as of the date set forth on its cover. Changes may occur after that date, and unless required by U.S. securities law, we will not update the information except in the normal course of our public disclosure obligations and practices.

Accounting Treatment

The spin-off will be accounted for by Potlatch Corporation on a historical cost basis, and no gain or loss will be recorded.

OUR RELATIONSHIP WITH POTLATCH CORPORATION AFTER THE SPIN-OFF

General

Immediately prior to the spin-off, we will be a wholly owned subsidiary of Potlatch Corporation. After the spin-off, Potlatch Corporation will not have any ownership interest in our common stock. We will be an independent, publicly traded company.

We will enter into certain agreements with Potlatch Corporation prior to the spin-off to define our ongoing relationship after the spin-off and to define responsibility for tax, employee benefits and certain other liabilities and obligations arising from periods prior to the spin-off date. We will enter into these agreements with Potlatch Corporation while we are still a wholly owned subsidiary of Potlatch Corporation and, although we believe these agreements reflect market terms and our supply agreements are based on market pricing, certain terms of these agreements may not necessarily be the same as could have been obtained from an independent third party.

The following descriptions are only summaries and we encourage you to read, in their entirety, each of the agreements that are included as exhibits to the registration statement of which this information statement forms a part.

Separation and Distribution Agreement

The separation and distribution agreement will provide for the principal corporate transactions required to effect the separation of our business from Potlatch Corporation, the distribution of our common stock to the holders of record of Potlatch Corporation common stock and certain other agreements governing our relationship with Potlatch Corporation after the distribution date.

The Transfer. Pursuant to the separation and distribution agreement, we will transfer to Potlatch Corporation assets such that, immediately prior to the distribution, we will only hold assets related to the pulp and paperboard business, the consumer products business and the portion of the wood products business located at our Lewiston, Idaho facility. The transfers will occur prior to the distribution of our common stock to Potlatch Corporation's stockholders and will be made on an "as is, where is" basis without any representations or warranties, and Potlatch Corporation will bear the economic and legal risks of the transfer. Potlatch Corporation will also generally assume and agree to perform and fulfill all of the liabilities of the transferred businesses, which include the harvest and log sales business, the real estate business and the wood products business other than the lumber products business in Lewiston, Idaho.

The Distribution. Potlatch Corporation has reserved sole and absolute discretion to determine whether to proceed with the distribution of our common stock to Potlatch Corporation's stockholders, the timing of the spin-off and to alter any and all terms of the spin-off at any time prior to the spin-off date. The spin-off is also subject to the satisfaction of certain conditions including those described in the section titled "The Spin-off—Spin-off Conditions and Termination."

Even if all of the conditions to the spin-off are satisfied, Potlatch Corporation has the right to amend or terminate the separation and distribution agreement and the related transactions at any time prior to the spin-off date. Although Potlatch Corporation can waive any condition to the spin-off, Potlatch Corporation's board of directors currently has no intention to proceed with the spin-off unless each condition is satisfied.

Releases, Indemnification and Insurance Matters. The separation and distribution agreement provides for a full and complete release and discharge of all liabilities existing or arising from or based on facts existing before the spin-off date, between or among us or any of our affiliates, on the one hand, and Potlatch Corporation or any of its affiliates (other than us), on the other hand, except as set forth in the separation and distribution agreement.

In addition, the separation and distribution agreement will provide for cross-indemnities principally designed to place financial responsibility for the liabilities of our business with us and financial responsibility for the obligations and liabilities of Potlatch Corporation's retained businesses with Potlatch Corporation, except as may otherwise be set forth in the separation and distribution agreement.

The separation and distribution agreement also establishes procedures with respect to claims subject to indemnification and related matters.

The separation and distribution agreement will provide for the allocation of benefits between Potlatch Corporation and us under existing insurance policies after the spin-off date for claims made or occurrences prior to the spin-off date and sets forth procedures for the administration of insured claims.

Termination. The separation and distribution agreement may be terminated and the spin-off may be modified or abandoned at any time prior to the spin-off date in the sole discretion of Potlatch Corporation without our approval or the approval of Potlatch Corporation's stockholders. In the event of a termination of the separation and distribution agreement, no party shall have any liability of any kind to any other party or any other person. After the spin-off date, the agreement may not be terminated except by an agreement in writing signed by both Potlatch Corporation and us.

Dispute Resolution. The separation and distribution agreement contains provisions that govern, except as otherwise provided in any related agreement, the resolution of disputes, controversies and claims that may arise between us and Potlatch Corporation. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of us and Potlatch Corporation. If such efforts are not successful, either we or Potlatch Corporation may submit the dispute, controversy or claim to a court for resolution.

Supply Agreements

The terms of our sales to Potlatch Corporation and our purchases from Potlatch Corporation under the supply agreements described below after the spin-off will be substantially similar to the terms under which these items were transferred between us and Potlatch Corporation prior to the spin-off. We believe the terms reflected in the supply agreements are comparable to those that we and Potlatch Corporation currently could obtain from an unaffiliated third party.

Log Supply Agreement. We will enter into a log supply agreement with Potlatch Corporation with an initial term of three years pursuant to which we will agree to purchase and Potlatch will agree to supply logs harvested from Potlatch Corporation properties in Northern Idaho to our Lewiston facility. Potlatch Corporation will sell to us and we will agree to purchase specified quantities of logs.

The price of logs shall be adjusted quarterly to reflect the then current fair market value of logs in the Northern Idaho and Eastern Washington markets, taking into account any market premium for Forest Stewardship Council, or FSC, certified logs. The parties shall enter into good faith negotiations to determine and agree upon the adjusted log price. If an agreement cannot be reached, the price will be the fair market value as determined by arbitration.

The agreement can be renewed at the option of either party for an additional three-year period provided that the other party does not object. The agreement may be terminated by either party for cause, if a bankruptcy proceeding is commenced against the other party, or if assignment of the other party's property is made for the benefit of creditors.

We believe the log supply agreement represents a mutually beneficial arrangement for Potlatch Corporation and for us, providing us with a contracted log supply and providing Potlatch Corporation a committed customer during the term of the agreement. We believe that we are one of the largest log consumers in North Idaho. As a

result, even if we did not enter into the log supply agreement, we believe Potlatch Corporation would still be economically motivated to sell logs to us rather than incur the costs to transport a large volume of logs to more distant customers. In the event Potlatch Corporation did not sell logs to us, we believe that we could find alternative suppliers. However, this would require us to go outside our normal Idaho log procurement area for a significant portion of our log supply needs. In addition, we would incur additional freight costs to move the logs to our Lewiston, Idaho facility.

During the six months ended June 30, 2008, Potlatch Corporation supplied $15.1 million of saw logs pursuant to intercompany sales, representing 84% of the saw logs purchased by us during this period for our Lewiston mill.

Lewiston Shavings Sales Agreement. We will enter into a shavings sales agreement with Potlatch Corporation with an initial term of five years pursuant to which we will agree to supply and Potlatch Corporation will agree to buy wood shavings produced at our lumber mill. For the term of the agreement, we must supply and Potlatch Corporation must purchase 100% of the wood shavings output produced at the Lewiston lumber mill. The agreement does not require us to produce any amount of wood shavings, but all wood shavings produced must be sold to Potlatch Corporation.

The price for wood shavings will be set annually to reflect the then current fair market value of wood shavings in Central Idaho taking into account any market premium for FSC certified residuals. The parties will endeavor to agree in good faith on such fair market values, however, either party may request that the initial annual price for the wood shavings be determined by arbitration. After establishment of the initial annual price, the price will be adjusted quarterly based on the percentage change in an applicable index set forth in the agreement.

The agreement can be renewed at the option of either party for an additional five-year period provided that the other party does not object. The agreement may be terminated by either party for cause, if a bankruptcy proceeding is commenced against the other party, or if assignment of the other party's property is made for the benefit of creditors.

St. Maries Residuals Sales Agreement. We will enter into a residuals sales agreement with Potlatch Corporation with an initial term of five years pursuant to which we will agree to purchase and Potlatch Corporation will agree to supply wood chips, sawdust and hog fuel produced at Potlatch Corporation's St. Maries, Idaho mill complex. For the term of the agreement, we must purchase and Potlatch Corporation must supply 100% of the output of sawdust and 100% of the output of wood chips produced at the St. Maries Mill. We must also purchase and Potlatch Corporation must supply 100% of the hog fuel produced but not used in the St. Maries Mill boilers. The agreement does not require Potlatch Corporation to produce any amount of residuals.

Pursuant to the terms of the agreement, the price for each of the wood chips, sawdust and hog fuel will be set annually to reflect the then current fair market value of such items in Central Idaho taking into account any market premium for FSC certified residuals. Either party may request that the initial annual price for the residuals as to which the parties have not reached an agreement shall be determined by arbitration. After establishment of the initial annual price, the price will be adjusted quarterly based on the percentage change in an applicable index set forth in the agreement.

The agreement can be renewed at the option of either party for an additional five-year period provided that the other party does not object. The agreement may be terminated by either party for cause, if a bankruptcy proceeding is commenced against the other party, or if assignment of the other party's property is made for the benefit of creditors.

In the event Potlatch Corporation did not sell these residuals to us, we believe that we could find alternative suppliers outside our normal procurement area. This would require us to incur additional costs, however, including freight costs to move the residuals to our Lewiston, Idaho facility and additional costs for chipping whole logs.

During the six months ended June 30, 2008, Potlatch Corporation supplied $5.9 million of residuals, representing 11% of our residuals purchased during this period.

Hog Fuel Supply Agreement

We will enter into a hog fuel supply agreement with Potlatch Corporation with an initial term of two years pursuant to which we will agree to buy and Potlatch Corporation will agree to supply 45,000 tons of hog fuel produced on certain Potlatch Corporation and third-party land in Idaho.

The price for hog fuel will be set annually to reflect the then current fair market value of hog fuel in Central Idaho. The parties will endeavor to agree in good faith on such fair market values, however, either party may request that the initial annual price for the hog fuel be determined by arbitration. The agreement can be renewed at the option of either party for an additional one-year period provided that the other party does not object. The agreement may be terminated by either party for cause, if a bankruptcy proceeding is commenced against the other party, or if assignment of the other party's property is made for the benefit of creditors.

In the event Potlatch Corporation did not sell hog fuel to us, we believe that we could find alternative suppliers outside our normal procurement area. This would require us to incur additional freight costs to move the hog fuel to our Lewiston, Idaho facility.

Transition Services Agreement

We will enter into a transition services agreement with Potlatch Corporation pursuant to which Potlatch Corporation will provide us and we will provide Potlatch Corporation a variety of administrative services for a period of time following the spin-off. These services include employee benefits administration and payroll, management information system services, contracting, treasury, accounting, and other services. Each service will be made available to the recipient on an as-needed basis through [●], or such longer periods as may be provided in the transition services agreement. The fees charged for the services will generally be based upon the costs of providing the services.

The service recipient may terminate the provision of a particular service upon 30 days' notice to the service provider. In addition, either we or Potlatch Corporation may terminate the transition services agreement if the other party materially breaches any of its terms and does not cure the breach within 30 days after notice from the other party.

Employee Matters Agreement

We will enter into an employee matters agreement with Potlatch Corporation that will address our respective obligations to employees and former employees who are or were associated with our business and for other employment and employee benefit matters. Pursuant to the employee matters agreement, we will agree to continue to employ those employees who have employment duties principally related to our business initially on terms and conditions substantially similar to the current terms and conditions of their employment with Potlatch Corporation. We will agree that, subject to applicable laws, labor agreements will be maintained on substantially the same terms and conditions as provided in the existing union contracts.

We also will agree to assume, and indemnify Potlatch Corporation against, certain liabilities related to current and former employees of our business. We will continue our existing retirement and health and welfare programs in which employees of our business participate. Subject to any adjustments required by applicable law, we will transfer to Potlatch Corporation the assets and liabilities of our existing retirement plans attributable to Potlatch Corporation employees.

We will offer other postretirement benefits for employees and certain former employees of our business who are currently eligible for these benefits. We will also continue to offer health and welfare benefits for eligible employees and certain former employees of our business after the distribution date.

Tax Sharing Agreement

The tax sharing agreement with Potlatch Corporation generally will govern Potlatch Corporation's and our respective rights, responsibilities and obligations after the spin-off with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the spin-off, together with certain related transactions, to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code). Under the tax sharing agreement, we expect that, with certain exceptions, we will be responsible for the payment of all income and non-income taxes attributable to our operations, and the operations of our direct and indirect subsidiaries.

Notwithstanding the foregoing, we expect that, under the tax sharing agreement, we will also generally be responsible for any taxes imposed on Potlatch Corporation that arise from the failure of the spin-off, together with certain related transactions, to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Sections 355 and 368(a)(1)(D) of the Code (including any tax that would result if Potlatch Corporation were to fail to qualify as a REIT as a result of income recognized by Potlatch Corporation if the spin-off were determined to be taxable), to the extent such failure to qualify is attributable to actions, events or transactions relating to our stock, assets or business, or a breach of the relevant representations or covenants made by us in the tax sharing agreement. In addition, we generally will be responsible for [●]% of any taxes that arise from the failure of the spin-off, together with certain related transactions, to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Sections 355 and 368(a)(1)(D) of the Code, if such failure is for any reason for which neither we nor Potlatch Corporation is responsible. The tax sharing agreement also is expected to impose restrictions on our and Potlatch Corporation's ability to engage in certain actions following our separation from Potlatch Corporation and to set forth the respective obligations among us and Potlatch Corporation with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation and other matters.

Lumber Sales and Marketing Agreement

We will enter into a lumber sales and marketing agreement with Potlatch Corporation with a term of three years pursuant to which we will agree to appoint Potlatch Corporation as our exclusive representative for the marketing and sale of our dimensional lumber and cedar lumber products produced by our Lewiston lumber mill, and Potlatch Corporation will grant to us a non-exclusive, limited license to use the "Potlatch" name and certain other logos and trademarks in connection with the sale and marketing of our lumber products. We will also pay Potlatch Corporation as compensation a fixed rate of $65,000 per month for each month which the agreement is in effect. The agreement may be terminated by either party immediately for cause and after the first anniversary, upon 90-days' written notice without cause.

Lease and Option Agreement

We will enter into a lease agreement with Potlatch Corporation, pursuant to which we will lease from Potlatch Corporation property that is adjacent to our facility in Arkansas. The lease agreement will have an initial term of 20 years with an initial rental payment of $17,550 per year, and thereafter increasing an additional 2.75% each year. During the term, we will also have the option to purchase the property from Potlatch Corporation.

DIVIDEND POLICY

We expect that, following the spin-off, we will pay cash dividends on our common stock. The declaration and amount of any dividends, however, will be determined by our board of directors and will depend on our earnings after the spin-off, the restrictions contained in our debt agreements regarding the payment of dividends and any other factors that our board of directors believes are relevant.

CAPITALIZATION

The following table shows the capitalization of our business as of June 30, 2008 on both a historical basis and pro forma basis giving effect to our anticipated post-spin-off capital structure. You should read this table together with our "Selected Historical Combined Financial Data," "Unaudited Pro Forma Condensed Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our historical and pro forma combined financial statements and notes to those statements included elsewhere in this information statement. For an explanation of the pro forma adjustments made to our historical financial statements, see "Unaudited Pro Forma Condensed Combined Financial Statements."

The pro-forma capitalization is not necessarily indicative of our capitalization had the spin-off and our anticipated post-spin-off capital structure been completed on the date assumed. The pro-forma capitalization below may not reflect the capitalization or financial condition that would have resulted had we been operating as an independent, publicly traded company at that date and is not necessarily indicative of our future capitalization or financial condition.

	As of June 30, 2008	
	Historical	Pro Forma
	(dollars in thousands)	
Cash	$ 9	$ 5,009(a)
Long-term debt	$ —	$175,000(a)
Parent's/Stockholders' Equity:		
Preferred Stock, par value $[●] per share, [●] authorized shares, none issued	—	—
Common stock, par value $[●] per share, [●] authorized shares, [●] shares issued	—	—
Parent's/Stockholders' Equity	342,354	180,354
Total Parent's/Stockholders' Equity	342,354	180,354
Total Capitalization	$342,354	$355,354

(a) In connection with the spin-off, we expect to incur $175 million of fixed rate debt and enter into a $75 million credit facility. In connection with these transactions, we expect to incur debt issuance costs of approximately $8 million, which will be capitalized and amortized. We expect to retain $5 million from the $175 million debt offering. We will transfer the remainder of the net proceeds, or approximately $162 million, to Potlatch Corporation immediately prior to the spin-off in connection with Potlatch Corporation's assumption of the obligation to pay at least a like amount of REIT Conversion Indebtedness, as described in the section entitled "The Spin-off—Transactions Prior to the Spin-off" beginning on page 22.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following tables set forth our summary historical financial and other data prepared on a combined basis. These tables present our business as it has historically been operated by Potlatch Corporation. You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical combined financial statements and notes to those statements included elsewhere in this information statement. The statement of operations data for each of the years ended December 31, 2007, 2006 and 2005 and the statement of financial position data as of December 31, 2007 and 2006 set forth below are derived from our audited combined financial statements included elsewhere in this information statement. The statement of operations data for each of the six-month periods ended June 30, 2008 and 2007 and the statement of financial position data as of June 30, 2008 set forth below are derived from our unaudited condensed combined financial statements included elsewhere in this information statement. See "Index to Financial Statements." The statement of operations data for each of the years ended December 31, 2004 and 2003 and the statement of financial position data as of December 31, 2005, 2004 and 2003 and June 30, 2007 are derived from our unaudited condensed combined financial statements not included in this information statement. Also, as discussed in the notes to the historical combined financial statements, debt and related interest expense has not been allocated from Potlatch Corporation.

The historical financial and other data have been prepared on a combined basis from Potlatch Corporation's consolidated financial statements using the historical results of operations and bases of the assets and liabilities of Potlatch Corporation's pulp and paperboard and consumer product business and its lumber products operations at Lewiston, Idaho, and give effect to allocations of expenses, other than interest, from Potlatch Corporation. Our historical financial and other data is not necessarily indicative of our future performance nor do they necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods shown.

	Year Ended					Six Months Ended	
	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	June 30, 2008	June 30, 2007
	(dollars in thousands)						
Net sales	$1,173,326	$1,106,681	$983,034	$900,486	$819,511	$618,069	$565,138
Earnings (loss) before income taxes	52,775	46,686	(1,828)	(4,072)	(21,072)	19,629	24,535
Net earnings (loss)	33,769	29,560	(278)	3,380	(12,854)	12,477	15,700

	As of					As of	
	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	June 30, 2008	June 30, 2007
	(dollars in thousands)						
Working capital . . .	$ 125,260	$ 150,939	$185,410	$192,146	$137,630	$109,871	$124,622
Capital expenditures	20,531	27,505	43,412	28,067	54,287	7,043	9,443
Land, plant and equipment	413,170	441,763	469,873	480,423	504,418	397,642	425,283
Total assets	697,445	743,482	826,078	831,350	752,297	679,544	717,231
Parent's equity	369,374	417,714	514,256	525,779	499,630	342,354	379,860

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements reported below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and the notes thereto included elsewhere in this information statement. The following unaudited pro forma condensed combined financial statements have been prepared giving effect to the spin-off and related transactions as of June 30, 2008 for the unaudited pro forma condensed combined balance sheet and as of January 1, 2007, for the unaudited pro forma condensed combined statements of operations, and include adjustments for our expected long-term debt at the time of the spin-off and the distribution of our common stock.

The unaudited pro forma condensed combined balance sheets and statements of operations included in this information statement have been derived from the combined financial statements included elsewhere in this information statement and do not purport to represent what our financial position and results of operations would have been had the distribution and related transactions occurred on the dates indicated or to project our financial performance for any future period. We were not operated as, and Potlatch Corporation did not account for us as, a separate stand-alone entity for the periods presented.

In accordance with regulations governing the preparation of pro forma financial statements, our pro forma condensed combined financial statements do not reflect certain on-going annual incremental expenses associated with being a separate, independent company for the periods presented, as such incremental expenses are not yet factually supportable. For further discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Clearwater Paper Corporation
Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2008

	Historical	Adjustments	Pro Forma
		(dollars in thousands)	
Assets			
Current assets:			
Cash	$ 9	$ 5,000 (a)	$ 5,009
Receivables, net	102,210	—	102,210
Inventories	127,257	—	127,257
Prepaid expenses	4,380	—	4,380
Deferred taxes	8,646	—	8,646
Total current assets	242,502	5,000	247,502
Land	4,729	—	4,729
Plant and equipment, at cost, net of accumulated depreciation	392,913	—	392,913
Pension assets	39,333	—	39,333
Other assets	67	8,000 (a)	8,067
	$679,544	$ 13,000	$692,544
Liabilities and Parent's/Stockholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$124,660	$ —	$124,660
Other postretirement employee benefits	7,971	—	7,971
Total current liabilities	132,631	—	132,631
Other postretirement employee benefits	129,310	—	129,310
Other long-term obligations	2,013	—	2,013
Deferred taxes	73,236	—	73,236
Long-term debt	—	175,000 (a)	175,000
Parent's/Stockholders' equity:			
Parent's/Stockholders' equity	390,643	(390,643)(b) 228,643 (b)	228,643
Accumulated other comprehensive loss	(48,289)	—	(48,289)
Total Parent's/Stockholders' equity	342,354	(162,000)	180,354
	$679,544	$ 13,000	$692,544

(a) In connection with the spin-off, we expect to incur $175 million of fixed rate debt and enter into a $75 million credit facility. In connection with these transactions, we expect to incur debt issuance costs of approximately $8 million, which will be capitalized and amortized. We expect to retain $5 million from the $175 million debt offering. We will transfer the remainder of the net proceeds, or approximately $162 million, to Potlatch Corporation concurrently with the spin-off in connection with Potlatch Corporation's assumption of the obligation to pay at least a like amount of REIT Conversion Indebtedness, as described in the section entitled "The Spin-off—Transactions Prior to the Spin-off" on page 22. This pro-forma entry records the effects of the $175 million debt offering, the retention of $5 million, capitalization of the debt issuance costs and payment of the remaining net proceeds to Potlatch Corporation.

(b) Eliminates Potlatch Corporation's net investment in the business and reflects the issuance of [●] million shares of our common stock, par value $[●] per share, based on the distribution ratio of one share of our common stock for every [●] shares of Potlatch Corporation common stock outstanding as of June 30, 2008, as well as a payment of approximately $162 million to Potlatch Corporation as described in note (a).

Clearwater Paper Corporation
Unaudited Pro Forma Condensed Combined Statement of Operations
Six Months ended June 30, 2008

	Historical	Adjustments *	Pro Forma
		(dollars in thousands)	
Net sales	$618,069	$—	$618,069
Costs and expenses:			
Depreciation	23,639	—	23,639
Materials, labor and other operating expenses	555,983	—	555,983
Selling, general and administrative expenses	18,818	—	18,818
	598,440	—	598,440
Earnings before income taxes	19,629	—	19,629
Income tax provision	7,152	—	7,152
Net earnings	$ 12,477	$—	$ 12,477
Pro forma earnings per share			
Basic			[●]
Diluted			[●]

* Not included in the above Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2008 are costs related to the expected levels of debt to be incurred. Pro forma interest expense is not included because the interest rates on the fixed rate debt and $75 million revolving credit agreement cannot be estimated at this time. In addition, the amount of annual average borrowings under the revolving credit agreement cannot be estimated. Based on an assumption of a 9.5% interest rate on the $175 million fixed-rate debt, for the six months ended June 30, 2008 we estimate that interest expense would have been $8.3 million and amortization of capitalized debt issuance costs would have been $0.4 million for a total impact of $5.5 million after taxes, based on the period's effective tax rate of 36.4%. An increase or decrease in actual interest rates of 0.125% would increase or decrease pro forma interest expense by approximately $109,000 for the six months ended June 30, 2008.

Clearwater Paper Corporation
Unaudited Pro Forma Condensed Combined Statement of Operations
Year ended December 31, 2007

	Historical	Adjustments *	Pro Forma
	(dollars in thousands)		
Net sales	$1,173,326	$ —	$1,173,326
Costs and expenses:			
Depreciation	51,325	—	51,325
Materials, labor and other operating expenses	1,033,099	—	1,033,099
Selling, general and administrative expenses	36,127	—	36,127
	1,120,551	—	1,120,551
Earnings before income taxes	52,775	—	52,775
Income tax provision	19,006	—	19,006
Net earnings	$ 33,769	$ —	$ 33,769
Pro forma earnings per share			
Basic			[●]
Diluted			[●]

---

* Not included in the above Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2007 are costs related to the expected levels of debt to be incurred. Pro forma interest expense is not included because the interest rates on the fixed rate debt and $75 million revolving credit agreement cannot be estimated at this time. In addition, the amount of annual average borrowings under the revolving credit agreement cannot be estimated. Based on an assumption of a 9.5% interest rate on the $175 million of fixed-rate debt, for the year ended December 31, 2007 we estimate that interest expense would have been $16.6 million and amortization of the capitalized debt issuance costs would have been $0.8 million, for a total impact of $11.2 million after taxes, based on the period's effective tax rate of 36.0%. An increase or decrease in actual interest rates of 0.125% would increase or decrease pro forma interest expense by approximately $219,000 for the year ended December 31, 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion and analysis of our financial condition and results of operations in conjunction with our historical combined financial statements, the notes to those combined financial statements, the unaudited pro forma condensed combined financial statements and the notes to those pro forma combined financial statements included elsewhere in this information statement.

This discussion and analysis covers periods prior to the spin-off and related transactions. As a result, the discussion and analysis of historical periods does not reflect the impact that the spin-off and related transactions will have on us, including incurrence of debt, debt service requirements, and differences between administrative costs allocated to us by Potlatch Corporation and actual administrative costs that we will incur as a separate public company. Our historical results may not be indicative of our future performance and do not necessarily reflect what our financial condition and results of operations would have been had we operated as an independent, stand-alone entity during the periods presented, particularly because changes will occur in our operations and capitalization as a result of the spin-off and related transactions. Please read "Unaudited Pro Forma Condensed Combined Financial Statements."

Overview

We are a pulp-based products manufacturing company. We manufacture and market bleached paperboard for the high-end segment of the packaging industry and are a leading producer of private label tissue products sold in grocery stores in the United States. We also manufacture and market bleached pulp and lumber products, including dimensional framing lumber and appearance grade cedar products.

Our business is organized into three reporting segments:

- The pulp and paperboard segment manufactures bleached paperboard and bleached softwood pulp and operates two pulp and paperboard mills, one located in Arkansas and one located in Idaho. Most of our pulp production is used in the manufacture of our paperboard products or transferred to our consumer products segment for use in the production of tissue products. The pulp and paperboard segment's net sales were $670.6 million in 2007, representing approximately 54% of our total net sales, before elimination of intersegment net sales. Intersegment net sales were $55.8 million in 2007.

- The consumer products segment manufactures tissue products sold on a private label basis primarily to major grocery store chains. The segment operates two tissue mills with related converting facilities in Idaho and Nevada, and an additional converting facility located in Illinois. The consumer products segment's net sales were $444.7 million in 2007, representing approximately 36% of our total net sales before elimination of intersegment net sales. Intersegment net sales were $0.1 million in 2007.

- The lumber segment produces dimensional framing lumber and appearance grade cedar products for the building products market. The lumber segment's net sales were $121.7 million in 2007, representing approximately 10% of our total net sales before elimination of intersegment net sales. Intersegment net sales were $7.7 million in 2007.

Most of our sales are within the United States. Sales outside of the United States, consisting primarily of paperboard products sold to customers in Asia, represented approximately 12%, 10% and 13% of our net sales in 2007, 2006 and 2005, respectively. All of our non-U.S. sales are denominated in U.S. dollars and accordingly we are not subject to currency exchange risks associated with the receipt of payments in foreign currencies.

Factors Influencing Our Results of Operations

Our operating results have been and will continue to be influenced by a variety of factors, including the cyclical nature of the pulp and paperboard industry, competition, the efficiency and level of capacity utilization

of our manufacturing operations, changes in our principal expenses such as for wood fiber and energy, capacity utilization of our manufacturing plants and other factors.

Net Sales

Our pulp and paperboard business experiences cyclical market conditions and, as a result, historical prices for our products and sales volumes have been volatile. Product pricing is significantly affected by the relationship between supply and demand for our products. Product supply in the industries in which we operate is influenced primarily by fluctuations in available manufacturing capacity. Capacity in these industries tends to increase during periods when prices remain strong. In addition, currency exchange rates affect U.S. supplies of paperboard, as non-U.S. manufacturers are attracted to the U.S. market when the dollar is relatively strong. Our paperboard business has benefited significantly from weakness in the U.S. dollar over the past few years.

Demand for our products is closely correlated to the state of the North American economy in general, as well as, in the case of our paperboard products, the economies of East Asia. The demand for our lumber products is affected by the level of new residential construction activity and, to a lesser extent, home repair and remodeling activity, which are subject to fluctuations due to changes in economic conditions, interest rates, population growth and other factors.

The markets for our products are highly competitive and companies that have substantially greater financial resources than we do compete with us in each of our markets. In addition, our industry is capital intensive, which leads to high fixed costs and generally results in continued production as long as prices are sufficient to cover variable costs. These conditions have contributed to substantial price competition, particularly during periods of reduced demand. Some of our competitors are currently lower-cost producers in some of the businesses in which we operate, and, as a result, these competitors may be less adversely affected than we are by price decreases.

Operating Expense

Other than labor, our principal operating expense items are wood fiber, chemicals, energy and transportation. Prices for these items are volatile and directly affect our results of operations. Competitive market conditions can limit our ability to pass cost increases through to our customers.

Wood fiber. Our most significant operating expense is the cost of wood fiber needed to supply our manufacturing facilities. Both wood chips and sawdust are used in the process of making pulp. We rely on residual wood fibers, such as wood chips and sawdust generated by lumber mill operations and wood chips specifically produced for us by contract wood chipping operations. Prices for this wood fiber can fluctuate greatly. For example, our average cost of wood fiber increased 3% from approximately $132 per ton in 2005 to approximately $136 per ton in 2006, and 20% to approximately $163 per ton in 2007. In the first six months of 2008, we experienced even higher costs, averaging approximately $202 per ton of wood fiber. The current high price of wood fiber is largely the result of limited supplies due to the slowdown or shutdown of operations of many lumber mills as a result of the home construction market downturn. In 2007, we acquired approximately 31% of our wood fiber requirements from Potlatch Corporation, with the remainder purchased from third parties pursuant to short-term contracts and in the spot market. In connection with the spin-off, we will enter into fiber supply agreements with Potlatch Corporation for our Idaho pulp facility, which will likely cover volumes of wood fiber similar to what we acquired from Potlatch Corporation in 2007. These agreements will employ a substantially similar market pricing methodology as reflected in our historical financial statements. For a description of these fiber supply agreements with Potlatch Corporation, please see "Our Relationship with Potlatch after the Spin-off—Supply Agreements," beginning on page 30 of this information statement.

Energy. Energy is another significant manufacturing expense. We use energy in the form of electricity, steam and natural gas. Our expenses for energy used in our manufacturing processes were $89.8 million in 2007, 5% higher than the $85.8 million we spent in 2006. Energy prices have fluctuated widely over the past decade and we are currently experiencing a period of high energy prices. We have taken steps to reduce our exposure to

volatile energy prices through conservation and increasing our internal electrical production at our cogeneration facility that produces steam and electricity in Idaho. In addition, to help mitigate our exposure to changes in natural gas prices, we occasionally use firm-price contracts to supply a portion of our natural gas requirements. Our energy costs in future periods will depend principally on our ability to continue to produce internally a substantial portion of our electricity needs and on changes in market prices for natural gas.

Petroleum. Petroleum prices also impact our operating results. High fuel prices result in increased freight costs related to delivery of raw materials to our manufacturing facilities and for the delivery of our finished products to customers. Increasing fuel prices particularly affect our consumer products margins because we supply customers throughout the United States from our tissue mills in Idaho and Nevada, as well as transport bulk, unconverted jumbo tissue rolls, or parent rolls, from our tissue mills to our Illinois tissue converting facility. Freight costs for our consumer products segment were approximately $36.6 million in the first six months of 2008, compared to approximately $30.3 million in the same period of 2007. In addition, many of the chemicals used in our manufacturing processes, particularly in the pulp-making process, are petroleum-based or are indirectly impacted by petroleum prices.

Maintenance and repairs. We regularly incur significant expenses to maintain our manufacturing equipment. The machines and equipment that we use to produce our products are complex, have many parts and some are run on a continuous basis. We perform routine maintenance on our machines and periodically replace a variety of parts such as motors, pumps, pipes and electrical parts. In 2007, equipment maintenance and repair expenses were $44.0 million in our pulp and paperboard segment and $13.6 million in our consumer products segment. Major equipment maintenance and repair in our pulp and paperboard segment also requires maintenance shutdowns generally lasting up to one week per year at our Idaho facility and up to one week every 18 months at our Arkansas facility, which reduce net sales and increase costs in the quarters in which the maintenance shutdowns occur. Periodically, major equipment shutdowns extend beyond one week in duration for large scale maintenance, such as extensive boiler repairs. In addition, we make capital expenditures to increase our operating efficiency and to comply with environmental laws. Our estimated capital expenditures for 2008 are approximately $25.0 million.

Corporate Allocations

Historically, we have shared corporate functions with Potlatch Corporation for a variety of services, including treasury, accounting, tax, legal, internal audit, human resources, information systems and public and investor relations. Upon completion of the spin-off, we will become a stand-alone company and our expenses will include payment for services to be provided by Potlatch Corporation under a transition services agreement. These services will include employee benefits administration and payroll, management information, contracting, treasury, accounting and other services for a period of [●]. Charges for these services have been set based on actual cost. During the period of the transition services agreement, we will be in the process of setting up stand-alone functions and may incur some duplicative expenses in this process.

Our historical combined financial statements contain allocations of direct and indirect corporate overhead expenses, including costs for services of the type covered by the transition services agreement, as well as allocations for administrative and selling expenses based on the relative revenues of our Lewiston lumber segment in relation to Potlatch Corporation's wood products segment. We were allocated corporate overhead and lumber products administrative and selling expenses of $5.0 million in the six months ended June 30, 2008, $4.8 million in the six months ended June 30, 2007, $9.7 million in 2007, $10.0 million in 2006 and $9.7 million in 2005. We believe that the methodology applied to the allocation of these expenses was reasonable. However, we expect to incur additional costs associated with being an independent, publicly traded company.

Critical Accounting Policies

Our accompanying combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates that affect the

amounts of net sales, expenses, assets and liabilities reported. The following are critical accounting matters which are both very important to the portrayal of our financial condition and results of operations and require some of management's most difficult, subjective and complex judgments. The accounting for these matters involves forming estimates based on current facts, circumstances and assumptions which, in management's judgment, could change in a manner that would materially affect management's future estimates with respect to such matters and, accordingly, could cause our future reported financial condition and results of operations to differ materially from financial results reported based on management's current estimates. Changes in these estimates are recorded periodically based on updated information.

Long-lived assets. A significant portion of our total assets are invested in our manufacturing facilities. Also, the cyclical patterns of our businesses cause cash flows to fluctuate by varying degrees from period to period. As a result, long-lived assets are a material component of our financial position with the potential for material change in valuation if assets are determined to be impaired. We account for impairment of long-lived assets in accordance with SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as measured by its undiscounted estimated future cash flows. We use our operational budgets to estimate future cash flows. Budgets are inherently uncertain estimates of future performance due to the fact that all inputs, including net sales, costs and capital spending, are subject to frequent change for many different reasons, including the reasons previously described above under "Factors Influencing our Results of Operations." Because of the number of variables involved, the interrelationship between the variables and the long-term nature of the impairment measurement, sensitivity analysis of individual variables is not practical. Budget estimates are adjusted periodically to reflect changing business conditions, and operations are reviewed, as appropriate, for impairment using the most current data available. To date, this process has not resulted in an impairment charge for any of our assets associated with our operations.

Environmental liabilities. We record accruals for estimated environmental liabilities that are not within the scope of SFAS No.143, "Accounting for Asset Retirement Obligations," and FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," in accordance with SFAS No. 5, "Accounting for Commitments and Contingencies." These estimates reflect assumptions and judgments as to the probable nature, magnitude and timing of required investigation, remediation and monitoring activities. In making these estimates, we consider, among other things, the activities we have conducted at any particular site, information obtained through consultation with applicable regulatory authorities and third parties, and our historical experience at other sites that are judged to be comparable. We must also consider the likelihood of changes in governmental regulations, advancements in environmental technologies, and changing legal standards regarding liability. Due to the numerous uncertainties and variables associated with these assumptions and judgments, and changes in governmental regulations and environmental technologies, our accruals are subject to substantial uncertainties, and our actual costs could be materially more or less than the estimated amounts.

Pension and postretirement employee benefits. The determination of pension plan expense and the requirements for funding our pension plans are based on a number of actuarial assumptions. Two critical assumptions are the discount rate applied to pension plan obligations and the rate of return on plan assets. For other postretirement employee benefit, or OPEB, plans, which provide certain health care and life insurance benefits to qualified retired employees, critical assumptions in determining OPEB expense are the discount rate applied to benefit obligations and the assumed health care cost trend rates used in the calculation of benefit obligations.

Note 7 to our combined financial statements includes information for the three years ended December 31, 2007, on the components of pension and OPEB expense and the underlying actuarial assumptions used to calculate periodic expense, as well as the funded status for our pension and OPEB plans as of December 31, 2007 and 2006.

The discount rate used in the determination of pension benefit obligations and pension expense is a weighted average benchmark rate based on high-quality fixed income investment interest rates. At December 31,

2007 and 2006, we calculated obligations using discount rates of 6.40% and 5.85%, respectively. To determine the expected long-term rate of return on pension assets, we employ a process that analyzes historical long-term returns for various investment categories, as measured by appropriate indices. These indices are weighted based upon the extent to which plan assets are invested in the particular categories in arriving at our determination of a composite expected return. The assumed long-term rates of return on pension plan assets used for the years ended December 31, 2007 and 2006 were 9.0% and 9.5%, respectively. Over the past 30 years, the period Potlatch Corporation has actively managed pension assets, its actual average annual return on pension plan assets has been approximately 11%.

Total periodic pension plan income in 2007 was $1.6 million. An increase in the discount rate or the rate of expected return on plan assets, all other assumptions remaining the same, would increase pension plan income, and conversely, a decrease in either of these measures would decrease plan income. As an indication of the sensitivity that pension income has to the discount rate assumption, a 25 basis point change in the discount rate would affect annual plan income by approximately $0.5 million. A 25 basis point change in the assumption for expected return on plan assets would affect annual plan income by approximately $0.7 million. The actual rates of return on plan assets may vary significantly from the assumptions used because of unanticipated changes in financial markets.

No minimum contributions to our qualified pension plans are estimated for 2008 due to the funded status of those plans at December 31, 2007. We do not anticipate funding our OPEB plans in 2008 except to pay benefit costs as incurred during the year by plan participants.

For our OPEB plans, expense for 2007 was $8.7 million. The discount rate used to calculate OPEB obligations, which was determined using the same methodology we used for our pension plans, was 6.40% and 5.85% at December 31, 2007 and 2006, respectively. The assumed health care cost trend rate used to calculate OPEB obligations and expense for 2007 was a 10% increase over the previous year, with the rate of increase scheduled to decline one percent annually to a long-term ultimate rate increase assumption of 6% for 2011 and thereafter.

As an indication of the sensitivity that OPEB expense has to the discount rate assumption, a 25 basis point change in the discount rate would affect annual plan expense by approximately $0.2 million. A 1% change in the assumption for health care cost trend rates would have affected 2007 plan expense by approximately $0.8 to $1.0 million and the total post-retirement employee obligation by approximately $11.2 to $13.1 million. The actual rates of health care cost increases may vary significantly from the assumption used because of unanticipated changes in health care costs.

Periodic pension and OPEB expense are included in "Materials, labor and other operating expenses" and "Selling, general and administrative expenses" in the combined financial statements. The expense is allocated to all business segments. At both June 30, 2008 and December 31, 2007, long-term assets are recorded for overfunded plans and liabilities are recorded for underfunded plans. The funded status of a benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. For underfunded plans, the estimated liability to be payable in the next twelve months is recorded as a current liability, with the remaining portion recorded as long-term. See Note 7 to our combined financial statements for further discussion.

Corporate Allocations. Our accompanying combined statements of operations include allocations of certain costs from Potlatch Corporation directly related to our operations including: medical costs for hourly and salaried active and retired employees, hourly employees' pension, worker's compensation, general liability and property insurance, salaried payroll costs (payroll taxes, pension, and other payroll-related costs), equity-based compensation, management performance award plan, and a pro rata share of direct corporate administration expense for accounting, information systems, accounts payable and accounts receivable. The direct costs were charged to us based on the weighted average of the underlying employee base performing the function and payroll or invoices processed, depending on the nature of the cost. In addition to the direct costs discussed above,

indirect corporate overhead costs were allocated to us based on an apportionment factor using relative revenues and assets. Selling and administration costs for Potlatch Corporation's wood products segment were allocated to us based on the relative revenues of our Lewiston lumber segment in relation to Potlatch Corporation's wood products segment. Management believes the methodologies applied for the allocation of costs were reasonable in relation to the historical reporting of Potlatch Corporation, but may not be indicative of costs had we been a stand-alone entity, nor what they may be in the future. No interest expense or interest income is allocated from Potlatch Corporation to us.

Certain of our assets and liabilities are common assets and liabilities shared with Potlatch Corporation. The primary shared assets allocated to us were the pension assets. Other assets specifically identified and assigned to us include the Jaype, Idaho log yard, the main office building complex and related assets in Lewiston, Idaho, and certain information technology equipment. The majority of shared liabilities that relate to us include active employee medical insurance, general liability and property insurance, other postretirement employee benefits (OPEB) liability for hourly and salaried employees, other employee compensation benefits, salaried employee vacation accruals and payroll tax accruals. The pension assets and liabilities, as well as the OPEB liability, were estimated using the same actuarial liability assumptions as those used in Potlatch Corporation's consolidated financial statements for the applicable periods for our active and retired hourly and salaried employees. The other shared assets and liabilities were allocated to us either by specific identification or by relative allocation factors, such as employee headcounts or payroll costs, among others.

Long-term or current debt and related interest costs have not been allocated to us from Potlatch Corporation because of the inherent difficulty in distinguishing the elements of our capital structure while we operated as a part of Potlatch Corporation. Significant changes could have occurred in our funding and operations if we operated as an independent stand-alone entity, including a possible change in capital structure including debt, which could have had a significant impact on our financial position and results of operations.

Components of Net Sales and Expenses

Net sales. Net sales consist of sales of pulp and paperboard, consumer products and lumber products, net of discounts, returns and allowances and any sales taxes collected. Sales taxes, when collected, are recorded as a current liability until remitted to the appropriate governmental entities.

Depreciation. Depreciation primarily consists of depreciation of our plant and equipment.

Materials, labor and other operating expenses. Materials, labor and other operating expenses consist primarily of personnel costs and the cost of raw materials, including wood fiber, energy and chemicals, repair and maintenance expenses related to our facilities and freight associated with customer shipments.

Selling, general and administrative expense. Selling, general and administrative expense primarily consists of compensation and associated costs for sales and administrative personnel.

Other comprehensive income (loss), net of tax. Beginning in 2007, due to our adoption of SFAS No. 158, we are required to record comprehensive income or loss related to our defined benefit pension and other postretirement employee benefit plans for each reporting period when net gains or losses, or prior service costs or credits existing at the date of initial application of the Statement, are amortized as components of net periodic pension cost. In addition, we are required to record increases or decreases in other comprehensive income that result from the recognition of additional net gains or losses, or prior service costs or credits that arise during the year.

Results of Operations

As noted above, our business is organized into three reporting segments: pulp and paperboard, consumer products, and lumber. Sales or transfers between segments are recorded as intersegment net sales based on prevailing market prices.

In the period-to-period discussion of our results of operations below, when we discuss our consolidated net sales, contributions by each of the segments to our net sales are reported after elimination of intersegment net sales. In the "Discussion of Business Segments" section below, each segment's net sales are presented before elimination of intersegment net sales.

Six Months Ended June 30, 2008 Compared to Six Months Ended June 30, 2007

The following table sets forth year-to-year changes in items included in our combined statements of operations and comprehensive income for the six months ended June 30, 2008 and 2007.

	Six Months Ended June 30,		Increase/ (Decrease)
	2008	**2007**	
	(dollars in thousands)		
Net sales	$618,069	$565,138	$52,931
Costs and expenses:			
Depreciation	23,639	26,545	(2,906)
Materials, labor and other operating expenses	555,983	495,860	60,123
Selling, general and administrative expenses	18,818	18,198	620
	598,440	540,603	57,837
Earnings before income taxes	19,629	24,535	(4,906)
Income tax provision	7,152	8,835	(1,683)
Net earnings	$ 12,477	$ 15,700	$ (3,223)
Other comprehensive income (loss), net of tax	539	(687)	1,226
Comprehensive income	$ 13,016	$ 15,013	$ (1,997)

Net Sales—Total net sales increased $52.9 million, or 9%, in the first six months of 2008 over the same period of 2007, primarily due to a 14% increase in pulp and paperboard net sales and a 12% increase in consumer products net sales, partially offset by a decrease of 24% in lumber net sales. As discussed in detail below under "Discussion of Business Segments", the increase in net sales was driven by higher selling prices and increased shipment volumes.

Depreciation—For the six months ended June 30, 2008, depreciation decreased $2.9 million, or 11%, from the same period of 2007, primarily due to decreased depreciation expense for the pulp and paperboard segment as a result of certain assets becoming fully depreciated.

Materials, labor and other operating expenses—Materials, labor and other operating expenses totalled 90% of net sales during the six months ended June 30, 2008, compared to 88% in the same period of 2007. This increase of $60.1 million, or 12%, in the first six months of 2008 over the same period in 2007, was primarily due to an 11% increase in pulp and paperboard segment expenses and a 12% increase in consumer products segment expenses. As discussed below, the increase in pulp and paperboard expenses was primarily driven by increased wood fiber and energy costs and the increase in consumer products segment expenses was primarily due to increased shipment volumes and increased freight expense.

Selling, general and administrative expenses—Selling, general and administrative expenses increased $0.6 million, or 3%, in the first six months of 2008 over the same period of 2007, primarily due to higher selling expense for the pulp and paperboard segment and an increase in corporate administration costs allocated from Potlatch Corporation.

Income tax provision—Our income tax provision decreased $1.7 million, or 19%, in the first six months of 2008 from the same period of 2007 due to lower operating income in the first six months of 2008. The effective tax rate was 36.4% for the six months ended June 30, 2008 and 36.0% for the six months ended June 30, 2007.

Other comprehensive income (loss), net of tax—We recorded other comprehensive income, net of tax, of $0.5 million for the first six months of 2008, compared to other comprehensive loss of $0.7 million for the first six month of 2007 related to the company's pension and OPEB plans.

Discussion of Business Segments

	Six months ended June 30,	
	2008	2007
	(dollars in thousands)	
Segment net sales:		
Pulp and Paperboard:		
Paperboard	$313,193	$273,487
Pulp	47,886	46,235
Other	394	580
	361,473	320,302
Consumer Products	241,960	216,185
Lewiston Lumber		
Lumber	45,066	59,224
Other	5,340	4,013
	50,406	63,237
Total segment net sales, before corporate and eliminations	$653,839	$599,724
Operating income (loss):		
Pulp and paperboard	$ 17,246	$ 10,976
Consumer products	10,291	8,867
Lumber	(7,267)	3,042
Total segment operating income, before corporate and eliminations	$ 20,270	$ 22,885

Operating income of our pulp and paperboard segment increased $6.3 million, or 57%, for the first six months of 2008 compared to the same period in 2007. Net sales for the segment increased $41.2 million, or 13%, in the first six months of 2008 over the same period of 2007. Paperboard net sales increased $39.7 million, or 15%, in the first six months of 2008 over the same period of 2007. Higher paperboard selling prices accounted for approximately $21.0 million of the net sales increase, while higher paperboard shipment volumes accounted for approximately $19.0 million of the increase. Pulp net sales increased $1.7 million, or 4%, in the first six months of 2008 over the same period of 2007, primarily due to higher selling prices. Expenses for the segment increased $35.0 million, or 11%, in the first six months of 2008 over the same period in 2007, primarily due to increased wood fiber costs of approximately $19.0 million, of approximately $8.0 million in each of energy and chemical costs and increased costs associated with shipment volumes of approximately $2.0 million. These increased expenses were partially offset by reduced maintenance costs in the first six months of 2008 when compared to the same period of 2007. Maintenance costs for the first six months of 2007 included $9.2 million for a planned major maintenance outage.

Operating income of our consumer products segment increased $1.4 million, or 16%, in the first six months of 2008 over the same period of 2007. Net sales for the segment increased $25.8 million, or 12%, in the first six months of 2008 over the same period of 2007, primarily due to approximately $14.0 million in higher selling prices and approximately $12.0 million in increased shipment volumes. Segment expenses increased $24.4 million, or 12%, in the first six months of 2008 over the same period of 2007. Increased tissue shipment volumes accounted for approximately $7.0 million of the increased expenses, while freight costs increased approximately $6.0 million, pulp costs increased approximately $4.0 million and energy costs increased approximately $3.0 million.

The lumber segment reported an operating loss of $7.3 million for the first six months of 2008, compared to operating income of $3.0 million recorded in the same period of 2007. Net sales for the segment decreased $12.8 million, or 20%, in the first six months of 2008 from the same period of 2007, primarily due to lower selling prices and the effect of decreased shipment volumes of approximately $7.0 million and $8.0 million, respectively, primarily due to the downturn in the housing market. Segment expenses decreased $2.5 million, or 4%, from the same period of 2007, primarily due to lower costs associated with the decreased shipments.

Year Ended December 31, 2007 Compared To Year Ended December 31, 2006

The following table sets forth year-to-year changes in items included in our combined statements of operations and comprehensive income for the years ended December 31, 2007 and 2006.

	Years Ended		
	December 31, 2007	December 31, 2006	Increase/ (Decrease)
	(dollars in thousands)		
Net sales	$1,173,326	$1,106,681	$66,645
Costs and expenses:			
Depreciation	51,325	54,290	(2,965)
Materials, labor and other operating expenses	1,033,099	977,901	55,198
Selling, general and administrative expenses	36,127	36,280	(153)
	1,120,551	1,068,471	52,080
Income from Canadian lumber settlement	—	8,476	(8,476)
Earnings before income taxes	52,775	46,686	6,089
Income tax provision	19,006	17,126	1,880
Net earnings	33,769	29,560	4,209
Other comprehensive loss, net of tax:			
Pension and other postretirement employee benefit plans, net of tax	(1,374)	—	(1,374)
Other comprehensive loss, net of tax	(1,374)	—	(1,374)
Comprehensive income	$ 32,395	$ 29,560	$ 2,835

Net sales—Total net sales increased $66.7 million, or 6%, in 2007 over 2006, primarily due to a 9% increase in pulp and paperboard net sales, a 2% increase in consumer products net sales and a 6% increase in lumber net sales. As discussed in detail below under "Discussion of Business Segments", the increase in net sales was driven by higher selling prices of our pulp and paperboard and consumer products, increased pulp and paperboard shipment volumes and stronger sales of cedar lumber products.

Depreciation—Depreciation expense decreased $3.0 million, or 6%, in 2007 from 2006, primarily due to decreased depreciation expense for the pulp and paperboard segment as a result of certain assets becoming fully depreciated.

Materials, labor and other operating expenses—Materials, labor and other operating expenses totalled 88% of net sales for both years ended December 31, 2007 and 2006. The increase of $55.2 million, or 6%, in 2007 over 2006, was primarily due to increased pulp and paperboard and consumer products segment expenses of 6% and 4%, respectively. As discussed below, the increase in pulp and paperboard expenses was primarily driven by increased wood fiber costs and the increased consumer products expenses were largely due to increased pulp costs.

Selling, general and administrative expenses—Selling, general and administrative expenses decreased $0.2 million in 2007 from 2006.

Income from Canadian lumber settlement—We received $8.5 million in the fourth quarter of 2006 in connection with the negotiated settlement of the softwood lumber trade dispute between the United States and

Canada. The $8.5 million represented our portion of the $39.3 million settlement Potlatch Corporation received, which represented Potlatch's total pro rata share of $500 million that was distributed to members of the Coalition for Fair Lumber Imports, of which Potlatch is a member.

Income tax provision—Our income tax provision increased $1.9 million, or 11%, in 2007 over 2006, primarily due to increased earnings. The effective tax rate was 36.0% for 2007 and 36.7% for 2006.

Other comprehensive loss, net of tax—We recorded other comprehensive loss, net of tax, of $1.4 million for 2007. See discussion above in the section entitled, "Components of Net Sales and Expenses—Other comprehensive income, net of tax."

Discussion of Business Segments

	2007	2006
	(dollars in thousands)	
Segment net sales:		
Pulp and Paperboard:		
Paperboard	$ 567,798	$ 535,796
Pulp	101,754	77,291
Other	1,070	1,113
	670,622	614,200
Consumer products	444,721	436,911
Lumber	121,652	114,106
Total segment net sales, before corporate and eliminations	$1,236,995	$1,165,217
Operating income:		
Pulp and paperboard	$ 45,282	$ 26,331
Consumer products	17,554	25,616
Lumber	1,691	6,331
Total segment operating income, before corporate and eliminations	$ 64,527	$ 58,278

Operating income of our pulp and paperboard segment increased $19.0 million, or 72%, in 2007 from 2006. Net sales for the segment increased $56.4 million, or 9%, in 2007 from 2006. Paperboard net sales increased $32.0 million, or 6%, in 2007 from 2006. Higher paperboard selling prices accounted for approximately $30.0 million of the net sales increase, while higher shipment volumes accounted for approximately $2.0 million of the increase. Pulp net sales increased $24.5 million, or 32%, in 2007 from 2006. Higher selling prices accounted for approximately $19.0 million of the net sales increase, while higher shipment volumes accounted for approximately $5.0 million of the increase. Expenses for the segment increased $37.5 million, or 6%, in 2007 from 2006. This increase was primarily due to approximately $38.0 million in higher wood fiber costs largely attributable to higher chip and sawdust prices for our Idaho pulp and paperboard operation in 2007 as compared to 2006. The high chip and sawdust prices were primarily the result of the closure of a number of sawmills located in the Western United States.

Operating income of our consumer products segment decreased $8.1 million, or 31%, in 2007 from 2006. Net sales for the segment increased $7.8 million, or 2%, in 2007 over 2006, primarily due to approximately $23.0 million in higher selling prices, partially offset by a decrease of approximately $15.0 million related to decreased shipments. The higher net sales for 2007 were due to increased sales of premium and ultra quality tissue products, partially offset by significantly reduced sales of parent rolls. Segment expenses increased $15.9 million, or 4%, in 2007 from 2006. The increase was primarily the result of increases in pulp costs of approximately $20.0 million, employee wages and benefits of approximately $3.0 million and energy costs of approximately $2.0 million and packaging costs of approximately $2.0 million. The increase was partially offset by lower shipment volumes that decreased expenses by approximately $16.0 million.

The lumber segment reported a decrease in operating income of $4.6 million, or 73%, in 2007 from 2006, which included $8.5 million of income associated with the negotiated settlement of the Canadian softwood lumber agreement. Net sales for the segment increased $7.5 million, or 7%, in 2007 over 2006, primarily due to stronger sales of our cedar lumber products in 2007. Expenses for the segment increased $12.2 million, or 11%, in 2007 from 2006, largely due to higher log costs and costs associated with increased sales volumes.

Year Ended December 31, 2006 Compared To Year Ended December 31, 2005

The following table sets forth year-to-year changes in items included in our combined statements of operations for the years ended December 31, 2006 and 2005.

| | Years Ended | | |
	December 31, 2006	December 31, 2005	Increase/ (Decrease)
	(dollars in thousands)		
Net sales	$1,106,681	$983,034	$123,647
Costs and expenses:			
Depreciation	54,290	54,854	(564)
Materials, labor and other operating expenses	977,901	894,852	83,049
Selling, general and administrative expenses	36,280	35,156	1,124
	1,068,471	984,862	83,609
Income from Canadian lumber settlement	8,476	—	8,476
Earnings (loss) before income taxes	46,686	(1,828)	48,514
Income tax provision (benefit)	17,126	(1,550)	18,676
Net earnings (loss)	$ 29,560	$ (278)	$ 29,838

Net sales—Total net sales increased $123.6 million or 13%, in 2006 over 2005, primarily due to an 8% increase in pulp and paperboard net sales and a 19% increase in consumer products net sales. As discussed in detail below under "Discussion of Business Segments", the increase in net sales was driven primarily by higher selling prices of our pulp and paperboard and consumer products and an increase in pulp and paperboard shipment volumes.

Depreciation—Depreciation decreased $0.6 million, or 1%, in 2006 from 2005.

Materials, labor and other operating expenses—Materials, labor and other operating expenses totalled 88% and 91% of net sales for the years ended December 31, 2006 and 2005, respectively. These expenses increased $83.0 million, or 9%, in 2006 over 2005 primarily due to a 14% increase in consumer products segment expenses and higher pulp and paperboard expenses. As discussed below, the increase in expenses was related to higher sales volumes for all products and increased wood fiber and pulp costs.

Selling, general and administrative expenses—Selling, general and administrative expenses increased $1.1 million, or 3%, in 2006 over 2005, primarily due to higher compensation and consulting expenses, as well as bad debt expense associated with a bankrupt pulp and paperboard customer in 2006.

Income from Canadian lumber settlement—As previously discussed, we received $8.5 million in the fourth quarter of 2006 in connection with the negotiated settlement of the softwood lumber trade dispute between the United States and Canada.

Income tax provision (benefit) for taxes—We recorded an income tax provision of $17.1 million for the year ended December 31, 2006 compared to an income tax benefit of $1.6 million for the same period in 2005. The effective tax rate was 36.7% for 2006 compared to (84.8%) in 2005. This change was driven primarily by the change from a loss before income taxes in 2005 to income before income taxes in 2006 and recognition of state tax credits in 2005.

Discussion of Business Segments

	2006	2005
	(dollars in thousands)	
Segment net sales:		
Pulp and paperboard:		
Paperboard	$ 535,796	$ 500,624
Pulp	77,291	64,569
Other	1,113	922
	614,200	566,115
Consumer products	436,911	368,432
Lumber	114,106	97,597
Total segment net sales, before corporate and eliminations	$1,165,217	$1,032,144
Operating income (loss):		
Pulp and paperboard	$ 26,331	$ (274)
Consumer products	25,616	7,455
Lumber	6,331	(31)
Total segment operating income, before corporate and eliminations	$ 58,278	$ 7,150

Operating income for the pulp and paperboard segment increased $26.6 million in 2006 over 2005. Segment net sales increased $48.1 million, or 8%, from 2005. Paperboard net sales increased $35.2 million, or 7%, in 2006 over 2005. Higher selling prices and increased sales volumes of approximately $23 million and $12 million, respectively, were responsible for the increased net sales. Pulp net sales increased $12.7 million, or 20%, in 2006 over 2005, primarily due to higher selling prices. Segment expenses increased $21.5 million, or 4%, in 2006 from 2005, primarily due to an increase of approximately $8.0 million in expenses related to higher sales volumes of paperboard, increased wood fiber costs of approximately $7.0 million and increased maintenance costs of approximately $6.0 million.

Operating income for the consumer products segment increased $18.2 million in 2006 over 2005. Segment net sales increased $68.5 million, or 19%, over 2005. Increased shipments accounted for approximately $42.0 million of the increased net sales, and higher net selling prices accounted for approximately $26.0 million of the increase. The increased sales volumes were primarily the result of our planned reduction in inventories in 2006, and higher selling prices in 2006 were attributable to a combination of price increases and sheet count reductions. Segment expenses increased $50.3 million, or 14%, in 2006 from 2005, primarily due to increased expenses related to increased sales volume of approximately $27.0 million, an increase of approximately $11.0 million in pulp costs and increases in both freight and packaging costs of approximately $4.0 million each.

Operating income for the lumber segment increased $6.4 million in 2006 over 2005, primarily due to the $8.5 million received in 2006 in connection with the Canadian softwood lumber agreement. Net sales for the segment increased $16.5 million, or 17%, in 2006 from 2005, primarily due to increased lumber sales volumes and strong sales of cedar lumber in 2006. Segment expenses increased $10.1 million, or 10%, in 2006 from 2005, primarily due to higher log costs and costs associated with increased sales volumes.

Liquidity and Capital Resources

Our financial resources have historically been provided by Potlatch Corporation, which has managed cash and debt on a centralized basis. Cash receipts associated with our business have been transferred to Potlatch Corporation on a daily basis and Potlatch Corporation has funded our cash disbursements. These net transfers are reflected in parent's equity in our combined financial statements.

Three years ended December 31, 2007, 2006 and 2005

The following table presents information regarding our cash flows for the years ended December 31, 2007, 2006, and 2005.

Cash Flows Summary

	Years ended December 31,		
	2007	**2006**	**2005**
	(dollars in thousands)		
Net cash provided by operations	$104,105	$105,723	$ 55,218
Net cash used for investing	(20,499)	(27,447)	(43,356)
Net cash used for financing	(83,767)	(78,239)	(11,818)
Change in cash	(161)	37	44
Balance at beginning of period	170	133	89
Balance at end of period	$ 9	$ 170	$ 133

Net cash provided by operating activities in 2007 totaled $104.1 million, compared with $105.7 million in 2006 and $55.2 million in 2005. The slightly unfavorable 2007 to 2006 comparison was primarily due a smaller amount of cash provided from working capital changes in 2007, which were mostly offset by higher earnings in 2007. The increase in net cash provided by operating activities in 2006 over 2005 was primarily due to increased earnings in 2006, combined with a larger amount of cash provided by working capital changes in 2006 compared to 2005. Working capital totaled $125.3 million at December 31, 2007, compared to $150.9 million at December 31, 2006. The significant changes in the components of working capital were as follows:

- Receivables decreased $19.5 million due primarily to decreases in trade receivables associated with the pulp and paperboard segment.

- Accounts payable and accrued liabilities increased $11.7 million due largely to increases in income taxes payable, trade accounts payable, and other payables related to wages and benefits, utilities, freight, and discounts and allowances in all of our business segments.

Working capital totaled $150.9 million at December 31, 2006, compared to $185.4 million at December 31, 2005. The significant changes in the components of working capital were as follows:

- Inventories decreased $32.1 million primarily due to decreases in tissue and paperboard inventories. Tissue inventories decreased largely as a result of our planned reduction in inventories for the consumer products segment in 2006. The lower paperboard inventories were primarily due to a reduction in inventories at our Idaho paperboard facility.

- Receivables increased $21.1 million due primarily to increases in trade receivables associated with the planned reductions in inventories at both the pulp and paperboard and consumer products segments.

- Accounts payable and accrued liabilities increased $18.4 million due largely to increases in accrued taxes payable and the current portion of our OPEB obligation due to the adoption of FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)*, discussed further in note 6 in the accompanying combined annual financial statements.

Net cash used for investing activities was $20.5 million in 2007, $27.4 million in 2006 and $43.4 million in 2005. Capital expenditures decreased by $7.0 million in 2007 from 2006, and by $15.9 million in 2006 from 2005. Capital expenditures were higher in 2005 primarily due to $6.9 million in additional equipment and installation costs associated with our tissue converting facility in Illinois and $6.1 million for the replacement of dry kilns at our lumber facility.

Net cash used for financing activities was $83.8 million in 2007, $78.2 million in 2006 and $11.8 million in 2005. Cash used for financing activities in all periods primarily consisted of net payments to Potlatch Corporation in accordance with Potlatch Corporation's centralized approach to cash management.

Six Months ended June 30, 2008 and 2007

The following table presents information regarding our cash flows for the six months ended June 30, 2008 and 2007:

	Six Months Ended June 30,	
	2008	**2007**
	(dollar in thousands)	
Net cash provided by operations	$ 48,277	$ 64,162
Net cash used for investing	(7,036)	(9,448)
Net cash used for financing	(41,241)	(54,849)
Change in cash	—	(135)
Balance at beginning of period	9	170
Balance at end of period	$ 9	$ 35

Net cash provided by operating activities for the first six months of 2008 totaled $48.3 million, compared to $64.2 million for the same period in 2007. The decrease was largely due to a lower amount of cash provided from working capital changes in the first six months of 2008 compared to the same period in 2007 and lower earnings in 2008.

Working capital totaled $109.9 million at June 30, 2008, compared to $124.6 million at June 30, 2007. This change was primarily the result of a decrease in tissue inventories of $10.3 million and a decrease in lumber inventories of $3.9 million.

For the six months ended June 30, 2008, net cash used for investing activities was $7.0 million, compared to $9.4 million for the same period in 2007, due to capital expenditures in both periods.

Net cash used for financing activities totaled $41.2 million for the first six months of 2008, compared to $54.8 million in the first six months of 2007. These amounts are primarily related to net payments to Potlatch Corporation in accordance with Potlatch Corporation's centralized approach to cash management.

Capital expenditures for the six months ended June 30, 2008 were $7.0 million. We expect to spend the remainder of our estimated 2008 capital spending of $25.0 million primarily on various discretionary projects for our pulp and paperboard and consumer products segments, as well as various routine general replacement projects for each of our segments.

Deferred Tax Liability

As of December 31, 2007, we had a deferred tax liability of approximately $111.6 million with respect to the difference between the book and tax basis of our fixed assets. It is anticipated that this liability will become a current tax liability beginning in 2009 at the rate of approximately $10 million per year. In addition, we have other less significant deferred tax balances relating to temporary differences that will impact current taxes payable in future periods.

Debt and Credit Arrangements

In connection with the spin-off, we expect to incur debt in a principal amount of approximately $175 million. The net proceeds of this financing, except for $5.0 million that we will retain, will be transferred to Potlatch Corporation in connection with the series of transactions described in the section entitled "The Spin-off—Transactions Prior to the Spin-off" beginning on page 22.

We also expect to enter into a $75 million secured revolving credit facility with certain financial institutions effective at the time of the spin-off that will be used as necessary to finance our working capital requirements and for general corporate purposes. We expect that our primary liquidity requirements will be for debt service on the new notes and the credit facility, capital expenditures, payments of dividends, if any, our deferred tax liability and working capital.

Upon consummation of the borrowing transactions described above, we will be significantly leveraged. On a pro forma basis, as of June 30, 2008, we would have had approximately $175 million of aggregate indebtedness and approximately $75 million of additional borrowing capacity, which we will draw upon periodically to meet cash requirements depending on cash flows from operations. As a result, we will be required to apply a significant amount of cash to service our debt obligations. For the year ended December 31, 2007 and the six months ended June 30, 2008, on a pro forma basis after giving effect to the planned debt offering, our interest expense, including amortization of debt issuance costs, would have been approximately $18.0 million and approximately $9.0 million, respectively.

Our debt agreements are expected to contain covenants that will restrict our ability to borrow additional money, pay dividends and certain other payments, make investments, create liens, enter into transactions with affiliates and sell assets or enter into mergers with others. We expect that our obligations under the credit facility will be secured by all or a portion of our assets. In addition, the documentation governing our debt obligations will contain events of default for failure to pay principal or interest when due, covenant defaults, change of control, defaults on other material obligations and other events to be specified.

Following the spin-off, we expect our credit ratings to be lower than the current ratings of Potlatch Corporation. This difference will affect the interest rates at which we may borrow funds, as well as the amounts of indebtedness that will be available to us.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future, which will be subject to the successful operation of our business, as well as general economic, competitive and other factors outside of our control. Based on our current level of operations, we believe that our cash flow from operations and available borrowings under the credit facility will be sufficient to meet our future cash needs for the next 12 months.

We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If we make substantial capital expenditures or consummate an acquisition, our debt service requirements could increase. We may be required to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2007. Portions of the amounts shown are reflected in the combined financial statements and accompanying notes, as required by generally accepted accounting principles. See the footnotes following the table for information regarding the amounts presented and for references to relevant combined financial statement notes that include a detailed discussion of the item. The following table does not include contractual obligations to which we will be subject following the spin-off, such as the indenture governing our expected $175 million in notes and our expected $75 million credit agreement. We have included below under the heading "Pro Forma Contractual Obligations" a table summarizing these obligations, on a pro forma basis as of December 31, 2007.

	PAYMENTS DUE BY PERIOD				
	TOTAL	Within 1 YEAR	1-3 YEARS	3-5 YEARS	More than 5 YEARS
	(dollars in thousands)				
Operating leases (1)	$ 49,239	$ 10,244	$12,124	$ 8,904	$ 17,967
Purchase obligations (2)	61,015	51,225	6,601	2,948	241
Other obligations (3)	217,346	86,010	19,708	20,875	90,753
Total	$327,600	$147,479	$38,433	$32,727	$108,961

(1) See Note 8, "Commitments and Contingencies," in the notes to combined financial statements.
(2) Purchase obligations consist primarily of accounts payable, the purchase of raw materials (primarily pulp), contracts for outside chipping, and contracts with natural gas and electricity providers.
(3) Included in other obligations are payments on postretirement employee benefit plans. Payments are based on expected future benefit payments as disclosed in Note 7, "Savings, Pension and Other Postretirement Employee Benefit Plans."

Pro Forma Contractual Obligations

The following table presents our contractual obligations on a pro forma basis as of December 31, 2007 after giving effect to the spin-off and related transactions.

	PRO FORMA PAYMENTS DUE BY PERIOD				
	TOTAL	Within 1 YEAR	1-3 YEARS	3-5 YEARS	More than 5 YEARS
	(dollars in thousands)				
Long-term debt obligations (1)	$175,000	$ —	$ —	$ —	$175,000
Supply agreements (2)	195,718	62,010	118,102	15,239	367
Operating leases	49,239	10,244	12,124	8,904	17,967
Purchase obligations	61,015	51,225	6,601	2,948	241
Other obligations	217,346	86,010	19,708	20,875	90,753
Total	$698,318	$209,489	$156,535	$47,966	$284,328

(1) No interest payments on the long-term debt obligations have been included in the table because final interest rates have not been set. Using an estimated interest rate of 9.5%, the annual interest payment would be $16.6 million on the estimated debt of $175.0 million shown for purposes of the pro forma disclosures above, totalling $166.3 million over the ten years the debt is projected to be outstanding.
(2) Amounts are included for the Lumber Sales and Marketing, Lease and Option, Log Supply, Hog Fuel Supply and St. Maries Residuals Sales agreements. Amounts shown in the table for these agreements use applicable market prices from September 2008 where fixed prices are not contained in the agreements. For purposes of the amounts shown in the table, we have assumed that each of these agreements will expire at the end of their initial term and will not be renewed by the parties.

Quantitative and Qualitative Disclosures about Market Risk

To the extent we have borrowings outstanding under our anticipated $75 million variable secured revolving credit facility, we will be subject to interest rate fluctuation risk.

All of our non-U.S. sales are denominated in U.S. dollars and accordingly we are not subject to currency exchange risks associated with the receipt of payments in foreign currencies.

Off-Balance Sheet Arrangements

We currently are not a party to off-balance sheet arrangements that would require disclosure under this section.

Environmental

We are subject to rigorous federal and state environmental regulations. For a discussion of these regulations and their impact on our business, see "Business—Environmental."

BUSINESS

Industry Overview

We participate in the paperboard, consumer products, market pulp and lumber products industries.

Pulp and Paperboard

Our pulp and paperboard business competes in the solid bleached sulfate, or SBS, segment of the paperboard industry. SBS is a premium paperboard grade that is most frequently used to produce folding cartons, liquid packaging, cups and plates, and commercial printing items. SBS is used to make these products because it is manufactured using virgin fiber produced in a kraft bleaching process, which results in superior stiffness and cleanliness. SBS is often coated with a clay surface, which in many cases provides superior surface printing qualities. SBS can also be coated with a plastic film to provide a moisture barrier for some uses.

According to RISI, Inc., or RISI, a research firm and information provider for the paper and forest products industry, approximately six million tons of SBS were manufactured in 2007 in the United States. The following chart shows, on a percentage basis, the end products produced from this six million tons of SBS that were converted in 2007:



Folding cartons segment. Folding carton end uses consumed nearly 42% of domestic SBS production, making it the largest portion of the SBS segment of the paperboard industry. Within the folding carton segment there are varying qualities of SBS. The high end of the folding carton category in general requires a premium print surface and includes uses such as packaging for pharmaceuticals, cosmetics, DVDs and CDs, and other premium retail goods. On the lower end of the quality spectrum, SBS is used in the packaging of commodity frozen foods, beverages, and baked goods.

Demand for SBS in the folding carton segment in the United States is primarily driven by industrial production of processed foods, particularly wet and frozen foods, as containers for these products account for the biggest source of consumption. Additionally, due to its extensive use in packaging pharmaceuticals, cosmetics, and media goods, demand is also linked to growth in those segments and in the global economy. According to RISI, folding carton segment demand is expected to grow by 1.3% annually in the United States through 2012.

Liquid Packaging and Cup Segment. The liquid packaging segment accounted for approximately 19% of SBS production in the United States in 2007, or approximately 1.2 million tons. SBS liquid packaging is primarily used in the United States for the packaging of juices. In Japan and other Asian countries, SBS liquid packaging is primarily used for the packaging of milk, juice and other liquid items.

The cup segment of the market consists primarily of cold and hot drink cups and is largely characterized by highly commoditized, lower margin uses that place less emphasis on printability or brightness. Since this segment is mostly commoditized, it tends to attract producers employing a high-volume, low-margin strategy. While we serve demand in this commodity cup segment, we are particularly focused on the high-end portion of the segment that demands good printability.

Commercial Printing Segment. Approximately 750,000 tons of SBS were used for commercial printing applications in the United States in 2007, or approximately 12% of SBS production. Commercial printing applications use light-weight bleached bristols, which are used to produce postcards, signage, sales literature, and cover stock for publications such as annual reports, among other things. The customers in this segment are accustomed to high-quality paper grades, which possess superior printability and brightness compared to most paperboard grades. Consequently, the commercial printing segment is characterized by the most demanding specifications for customized paperboard surface quality and printability. As a result of the heightened emphasis on superior quality and performance, the pricing opportunities generally are more attractive than those found in other paperboard grades.

Market Pulp. Nearly 70% of the pulp manufactured worldwide is integrated with paper and paperboard production, usually at the same mill, according to RISI. In those cases where a paper mill does not produce its own pulp, it must purchase it on the open market. Market pulp is defined as pulp produced for sale to these customers and it excludes tonnage consumed by the producing mill or shipped to any of its affiliated mills within the same country. Demand for bleached chemical market pulp, or BCP, totaled 45.9 million tons in 2007, an increase of 1.4 million tons or 3.1% over 2006. BCP demand has grown by an average of 3.5% each year during the period from 1986 to 2006, according to RISI's estimates of the top 19 pulp producing countries.

Market pulp is divided into two basic groups: paper grade pulps and dissolving or special alpha pulps. Chemical processes, mainly the sulfate, or kraft, process, produce most of the paper grade market pulps. Chemical paper-grade pulp can be further divided according to pulping process, basic wood type, producing region, brightness level and various types of bleaching. Northern Bleached Softwood Kraft pulp is one of the most important and widely used grades of chemical paper-grade pulp produced in North America, and producers in recent years have emphasized the grade's premium traits, which are ideal for thin coated paper. Softwood pulp demand grew by 0.9% during 2007, equivalent to 193,000 tons of demand growth.

Consumer Products

Our consumer products business competes in the consumer segment of the U.S. tissue market, in which 7.4 million tons of tissue were produced in 2007, according to RISI. The U.S. tissue market is generally divided into two segments:

- the at-home or consumer segment, representing 68% of the U.S. tissue market, and

- the away-from-home segment, representing 32% of the U.S. tissue market.

In 2007, the United States at-home tissue segment consisted of the following products:



Each category of products is further distinguished according to quality classifications: ultra, premium, value and economy. As a result of process improvements and consumer demand, the majority of at-home tissue sold in the United States has shifted from value and economy quality to premium or ultra quality.

At-home tissue producers are comprised of companies that manufacture branded and private label tissue products. Branded tissue suppliers manufacture, market and sell tissue products under their own nationally branded labels. Private label tissue producers sell tissue products to retailers who in turn sell the tissue to consumers as the retailers' private label brand. Some manufacturers sell both branded and private label tissue products.

In the United States, at-home tissue is primarily sold through grocery stores, mass merchants, warehouse clubs, drug stores and dollar stores. The following chart shows the percentage of consumer tissue sold in the United States through mid-year 2007 through retail distribution channels, according to Information Resources, Inc.:



U.S. Retail Consumer Channels
52 weeks ending 6/24/07

Tissue is one of the strongest segments of the paper and forest products industry due to its steady demand growth and the absence of severe supply imbalances that occur in a number of other paper segments. In addition to economic and demographic drivers, tissue demand is affected by product innovations and shifts in distribution channels.

Lumber Products

Our lumber products business competes in the U.S. softwood lumber market, which includes cedar and dimensional framing lumber products. Dimensional framing lumber is a commodity product produced for the construction market. One of the primary end uses for cedar products are homes in resort areas or second home markets. The current downturn in the North American housing market has reduced demand for lumber products.

Business Overview

Our business is comprised of two primary businesses, our pulp and paperboard business and our consumer products business. We also manufacture and market lumber products, including dimensional framing lumber and appearance grade cedar lumber products.

Pulp and Paperboard

Our pulp and paperboard business manufactures and markets bleached paperboard for the high-end segment of the packaging industry and is a leading producer of SBS in the United States. Our pulp and paperboard business

operates two facilities, one in Idaho and one in Arkansas. Our pulp and paperboard business also produces bleached softwood market pulp, which is used as the basis for many paper products, and slush pulp, which it supplies to our consumer products business. In 2007, our pulp and paperboard segment had net sales of $670.6 million, of which $567.8 million, or 85%, was derived from sales of our paperboard products, approximately $46.0 million, or 7%, was derived from the sale to third parties of pulp produced at our facilities, and approximately $55.8 million, or 8%, was derived from internal pulp sales to our consumer products segment. In 2007, approximately 20% of segment net sales were generated from sales to international customers, mainly located in Japan, China, Taiwan and the Netherlands.

Over the past five years, the most significant change in our pulp and paperboard business has been the growth in our commercial print sales. Customer demand for commercial print applications such as signage, folders, direct mail marketing pieces and postcards has increased significantly during this period. We made improvements to our manufacturing equipment at our Arkansas and Idaho mills to improve sheet surface quality and have focused our marketing and selling efforts on this market segment.

Our bleached paperboard is converted by our customers into a variety of end products, including packaging for liquids, food products, pharmaceuticals, toiletries, paper cups and plates, blister packaging and other consumable goods. We also manufacture lightweight bleached bristols. The chart below illustrates the percentage of products produced by our pulp and paperboard business in 2007:



Folding cartons used in pharmaceuticals, cosmetics and blister and skin packaging, as well as those that incorporate foil and holographic lamination, accounted for approximately 30% of our total paperboard sales in 2007, or approximately 279,000 tons. We focus on high-end folding carton applications where the heightened focus on product quality provides for differentiation among suppliers, resulting in margins that are more attractive than in lower grade packaging.

Our liquid carton paperboard is known for its cleanliness and printability, and is engineered for long-lived performance due to its three-ply, 100% softwood construction, and optional polyethylene coating. Our reputation for producing liquid packaging meeting the most demanding standards for paperboard quality and cleanliness has resulted in a meaningful presence in Japan, where consumer tendencies to associate blemish-free, vibrant packaging with the cleanliness, quality, and freshness of the liquids contained inside are pronounced.

We also sell paperboard for use in cup and plate products. A majority of our sales in this area are to the standard cup and plate segment of the market, but we also provide paperboard to high-end food manufacturers, such as those who make premium ice cream. We also sell limited quantities of plate quality SBS.

In 2007, approximately 14% of net sales in our pulp and paperboard segment was for commercial printing applications. The commercial print market requires a premium print surface consistent with the demands of high

end folding carton converters. Further, a supplier must be able to deliver small volumes, often within 24 hours. We have achieved growth in this market through investing in improvements in print surface quality at both our paperboard mills and by focusing sales and marketing efforts on printers and regional paper merchants. In addition, in 2006 we also expanded our product lines to the lighter weights desired by the commercial print segments and added a coated two-side offering, branded as Ancora.

At our Lewiston, Idaho facility we produce and sell bleached softwood market pulp, both for internal use as well to external customers. In 2007, 57% of our pulp sales were comprised of internal sales to our consumer products business and the remaining 43% represented pulp sales to external customers, with the majority of these external sales shipped to customers in Asia.

The seven percent figure reflected in the chart for "other" sales reflects down-grade and off-grade pulp and paperboard products sold to brokers.

Consumer Products

Our consumer products business is a leading producer of private label tissue products sold in grocery stores in the United States. In 2007, we produced approximately 55% of the total private label tissue products sold in grocery stores in the United States.

We manufacture our tissue with three paper machines at our facility in Idaho, as well as one machine at our facility in Las Vegas, Nevada. The tissue is then converted into packaged tissue products at our three converting facilities in Idaho, Nevada, and Illinois. In 2007, our consumer products division had net sales of $444.7 million.

In 2007, we produced and sold the following product mix:



Our conventional paper machines located at our facility in Idaho produce ultra and premium products. However, these paper machines cannot produce a high-end ultra household towel. In 2004, to meet this demand we invested in a new through-air-dried, or TAD, paper machine at our Las Vegas facility. Since TAD machine production commenced, our ultra household towel sales have steadily grown, from approximately 1,000,000 cases in 2004 to over 4,000,000 cases of two-ply TAD products in 2007.

Lumber Products

We produce dimensional framing lumber and specialty appearance grade cedar products. Our lumber products business also supplies wood chips, sawdust and bark, or hog fuel, biomass to our pulp and paperboard segment. In 2007, our lumber products business had net sales of $121.7 million with production of approximately 200 million board feet.

We sell lumber through a variety of channels. Dimensional framing lumber sales are made through a diverse set of distribution channels, including distributors, professional dealers, and office wholesalers. Substantially all of our cedar lumber sales are through distributors.

Company Strengths

High-quality, premium products. Over the last several years, we have focused on high-quality paperboard and consumer tissue products.

- Pulp and Paperboard: We produce paperboard with smooth printing surfaces, superior brightness and cleanliness, excellent strength and forming ability, and diverse ranges of thickness.

  - In recent years, we have enhanced our sheet quality for our folding carton, commercial print, cupstock and liquid packaging grades. We have also introduced blister packaging and coated two-side grades to expand our high-quality product offerings.

  - Our liquid carton packaging board is known for its cleanliness and printability, and is engineered for long-lived performance due to its three-ply, 100% softwood construction, and optional polyethylene coating.

  - Our pulp and paperboard business shipped over 48,000 tons of liquid packaging paperboard to the highly demanding Japanese market in 2007. In Japan, blemish-free paperboard devoid of any contaminants or residue is a fundamental requirement in the liquid packaging segment. This is due to the consumer's tendency to associate blemish-free, vibrant packaging with the cleanliness and freshness of the liquids contained inside.

- Consumer Products: We produce high-quality private label consumer tissue products.

  - We are committed to maintaining a high-quality level for our products that matches the quality of the leading national brands. We utilize independent companies to routinely test our product quality. Tests including bi-weekly tracking, central location testing, in-home consumer testing and qualitative focus groups.

  - We believe that we are the only U.S. consumer tissue manufacturer that produces solely private label tissue products. Most U.S. tissue producers manufacture both private label and branded products. Branded producers generally manufacture their private label products a quality grade or two below their branded products so as not to impair sales of the branded products. Because we do not produce branded tissue products, we are able to offer products that match the quality of the branded products at lower prices.

Long-standing customer relationships with focus on premium quality and service.

- Pulp and Paperboard:

  - We have long-standing customer relationships with our paperboard customers. Our top 10 customers accounted for approximately 50% of our total paperboard shipments from each mill in each of the last four years, and although most of our contracts are annual agreements that can be terminated without penalty, our relationships extend over many years with our top 10 customers.

- We do not produce paperboard end products, so we are not simultaneously a supplier of, and a competitor to, our customers. For example, of the five largest SBS producers in the United States, we are the only producer that does not also convert SBS into end products. We believe our position as a non-integrated supplier has resulted in a diverse group of loyal customers as they do not have to worry that in the event of decreased market availability of SBS, we will re-direct production to meet internal conversion requirements.

- Our Converting Solutions Team, comprised of seven full time experts with experience in the converting business, provides valuable consulting services to our customers. These services would be prohibitively expensive for most of our customers to develop and provide in-house. We also have a national network of 12 experienced and dedicated sales representatives who are geographically distributed to increase responsiveness to our customers. Our sales force is augmented by a toll-free help line staffed by ten customer service representatives capable of quoting price and delivery terms, thereby reducing turnaround times and increasing customer certainty.

- We have lengthy, established relationships with our Japanese customers, which greatly enhances our position in that segment. Since the Japanese market segment for liquid packaging is small relative to the overall global market segment, many of the large manufacturers who focus on large volume market segments and high-intensity manufacturing choose not to target this demanding market segment.

- Consumer Products:

    - In 2007, we produced approximately 55% of the total private label tissue products sold in grocery stores in the United States. We supply three national grocery chains' private label tissue products. We have strong long-term relationships with our grocery chain customers and believe we have successfully integrated ourselves within their strategic decision making processes. The average tenure of our top 10 consumer product customers in 2007 was over 20 years.

    - We deliver customer-focused business solutions by assisting in managing product assortment, category management, and pricing and promotion optimization. We also offer continuous replenishment and vendor managed inventory programs to many of our customers. In 2007, we maintained operational goals of 97% on-time shipments for our largest customers, and a 98% fill rate on all orders. In addition, our promotional programs focus on supporting the customer's brand and volume expectations.

Well-maintained facilities with significant investments over the last several years.

- Pulp and Paperboard:

    - Between 2000 and 2007, we spent approximately $123.0 million in capital expenditures at our pulp and paperboard business. Our Arkansas mill is the most recently-built SBS mill in North America, and from 2000 to 2007 it was updated and improved with a new headbox, a complete rebuild and expansion of its recovery boiler, a new coater, and additional drying capacity for the paper machine. At our Idaho mill, investments were made on the folding carton/commercial print paperboard machine, including installation of a new headbox, pocket vent system, profiling drying equipment, and a new coater between 2000 and 2007. In addition, a chip screening system was installed in 2007 in the wood handling area. These investments have increased paperboard production by approximately 22% between 2000 and 2007 at each mill.

- Consumer Products:

    - Between 2000 and 2007, we spent approximately $125.0 million in capital expenditures in our consumer products business. One of our most significant projects was the investment in the TAD

equipment in our Nevada facility, which was completed in 2004. Our newest facility in Illinois began converting operations in 2004 and serves as point of access to customers in the Midwestern and Eastern United States.

Attractive geographic positioning of our pulp and paperboard business.

- Our pulp and paperboard mill in Idaho is one of only two SBS mills in the Western United States and the only Western U.S. SBS mill that produces a coated grade of SBS, which allows us to minimize transportation costs to Asia and compete on a cost-advantaged basis relative to our East Coast competitors. This advantage is particularly important in sales of liquid packaging SBS to Japan, and in sales of folding carton and commercial print to customers located on the West Coast of the United States.

- Our Arkansas mill is centrally located, complementing the Idaho mill in shipping to customers nationwide. The Arkansas mill supplies customers in the Midwest and East, which reduces the freight costs incurred in connection with shipments to those customers.

Largely integrated pulp and tissue operations.

Our consumer products business sources the majority of its pulp supply internally from our pulp and paperboard operations in Idaho. Our tissue facilities source approximately 50%, or an estimated 120,000 tons, per year of their pulp supply internally. This relationship provides our consumer products business with a secure pulp supply and significant freight and drying cost savings. Our pulp and paperboard business benefits from this relationship with a steady demand source. Any excess pulp produced by our Idaho mill is sold in the open market.

Strong lumber products business

Our lumber mill is capable of producing a variety of value-added specialty cedar products. Our strengths also include up-to-date technology and experienced mill management. We have a strong and focused customer base, where our top five dimension lumber customers accounted for 45% of dimensional framing lumber sales, and our top five cedar customers accounted for 49% of cedar sales in 2007.

Company Strategies

Pulp and Paperboard

Leverage our leading market position. As a leading supplier to the high-end segment of the North American packaging industry, we have strong industry insight and expertise, which we utilize to provide value-added services to our customers. We intend to further strengthen our position by increasing our sales to both existing and new customers of our pulp and paperboard businesses by using the depth of our customer relationships and the quality of our products.

Increase annual production of commercial print paperboard. Through our experienced sales force and in recognition that packaging and print market segments are merging, we have enhanced our position within the commercial print paperboard segment by providing paperboard to prospective customers for trial use on challenging printing jobs. Through these trials, we have established a meaningful foothold among a small but significant segment of this market where the emphasis is on product quality and customer service. By using existing capacity and additional capacity through productivity improvements, we intend to increase our annual production of paperboard manufactured for the higher margin commercial print paperboard market segment.

Increase productivity and cost competitiveness of our pulp and paperboard business. Our pulp and paperboard business is focused on long-term cash generation by carefully managing costs and investing

strategically to improve operating performance. From 1999 to 2007, our pulp and paperboard business reduced labor costs by cutting headcount by approximately 20% while increasing production by approximately 22% during the period. In addition, as natural gas costs have increased over the past few years, our pulp and paperboard business has been able to cut energy costs by reducing natural gas use by 55% per ton of production. We intend to pursue additional cost reductions and productivity improvements for our pulp and paperboard business.

Consumer Products

Penetrate new grocery accounts in the Midwest. We are leveraging the location of our Illinois converting facility and our position as a leading supplier of private label tissue in the Western United States to expand our customer relationships in the Midwestern United States.

Increase manufacturing capacity by adding a napkin line in our Illinois facility. We are currently experiencing strong sales of our napkin products and expect these sales levels to grow. To address this demand, we are adding a new napkin line to our Illinois facility, which we are funding through our annual capital expenditure budget. We believe this additional line will eliminate our need to outsource production of these products, as well as reduce freight costs and increase sales.

Establish Facilities on the East Coast. Due to freight costs, it is typically uneconomical for us to service East Coast customers, or East Coast retail locations of our national customers, given the current geographical location of our tissue facilities. We are exploring options to open a manufacturing facility or multiple facilities on the East Coast, which we believe would allow us to service more retail outlets of our current customers and expand our customer base to include East Coast retailers and East Coast locations of our national customers. We expect that any new facility would be financed by our cash on hand, draws from our revolving credit facility, or a combination of the two.

Lumber Products

We intend to capitalize on the attractive opportunities currently available in the cedar lumber market, while still maintaining a strong foundation of dimensional framing lumber production and continuing to produce high-quality cedar boards and value added products. We intend to leverage our remanufacturing capabilities and to increase volume sales of our cedar products to expand our business. For our dimensional framing products, we intend to continue to target professional dealer yards and wholesale distribution companies who serve that segment of the industry.

Products

Paperboard

We market our bleached paperboard products under our Ancora and Candesce brands. Ancora is a coated two-sided product that features printer-specified shade and brightness balance without the use of optical brightening agents in a smooth sheet designed for excellent color reproduction. Ancora is ideal for high-profile brochures and mailers, point-of-purchase displays, presentation folders, luxury packaging and promotional materials requiring a consistent, premium print surface on both sides of the sheet. Candesce is the umbrella brand for our premium lines of folding carton and commercial print paperboard, carded packaging, cupstock, and liquid packaging board.

Candesce Products	Typical Use	Features
Aseptic & Non-aseptic Packaging Board	Juices, milk and other beverages	• Designed for extended shelf life products and non-refrigerated aseptic applications • 3-ply construction and fiber base that delivers excellent bending and folding characteristics
Carded Packaging Grades	Display rack packaging, single sales of small items such as cosmetics	• Premium print surface • 100% fiber tear (sealing characteristic)
Coated One-Side Paperboard	Cosmetics packaging and commercial printing, foil and holographic lamination, cover stock and direct mail, pharmaceuticals, dry and frozen foods, candy and bakery boxes	• High end surface for pure color and crisp detail • Engineered with strength and surface properties that support many converting processes, including folding, scoring, embossing, foil stamping, laminating, perforating, and die cutting
Coated Back Side	Trading and gaming cards, flash cards and postcards, retail store display signs, presentation folders, and book, notebook and tablet covers	• Dense sheet characteristics enabling rich primary print surface for complex graphics as well as solid print surface on the back side
Cupstock	Cold and hot cups, ice cream cups, yogurt and soup containers	• 100% softwood furnish enabling strength, forming and sealing characteristics
Gable Liquid Packaging Board	Milk, juice, sake, wine, tea, health drinks, specialty creams, salads, dry foods, candy, and plant food	• 3-ply, 100% softwood furnish • Efficient sizing and sheet construction • Wick resistant
Ancora Product		
Ancora Coated Two Side	High profile brochures, presentation folders, direct mail, report covers, point-of-purchase displays, high-end advertising	• Balanced coated sheet surfaces • Consistent color reproduction and excellent ink holdout

Pulp

We manufacture bleached softwood market pulp, which is used as the basis for many paper products, and slush pulp, which we supply to our consumer products business.

Consumer Products

Our consumer products business produces and markets household private label consumer tissue products—household paper towels, napkins, and facial and bathroom tissue—that match the quality of branded products. We manufacture and sell a complete line of products in each category, focusing primarily on the ultra and premium quality products in each category. In household paper towels, we produce and sell high end TAD towels as well as premium and value towels. In napkins, we manufacture ultra two- and three-ply dinner napkins and also premium and value one-ply luncheon napkins. In bathroom tissue, the majority of our sales are high quality two-ply ultra and premium products. In the facial category, we sell an ultra lotion facial tissue as well as a complete line of premium products. In 2007, our consumer products business produced approximately 10.4 million cases of paper towels, 11.4 million cases of bath tissue, 2.3 million cases of napkins, and 1.7 million cases of facial tissue.

Lumber Products

Our lumber products business produces dimensional framing lumber and appearance grade cedar products, including glued and profile lumber for building products end-users. Specifically, our cedar products include appearance grade boards, siding and trim. Our glued cedar process utilizes low grade cedar to produce finger jointed and edge glued boards and siding. Our dimensional lumber business includes two inch dimensional framing lumber, industrial timbers and railroad ties.

Sales and Marketing

We utilize various methods for the sale and distribution of our paperboard and softwood pulp. The majority of our paperboard is sold to packaging converters domestically through sales offices located throughout the United States, while a growing percentage is channeled through distribution to commercial printers. The majority of our international paperboard sales are made in Japan, China, Taiwan, Australia and other Southeast Asian countries through sales agents. The majority of our softwood market pulp sales are made through agents. The recent decline in the U.S. dollar has opened up European markets.

We sell private label tissue products directly to retail distribution centers through our own sales force to grocery stores. We also utilize the services of market brokers.

Our lumber products are sold through a diverse set of distribution channels. Our dimensional framing lumber sales are made to distributors, professional dealers and wholesalers, as well as to a number of smaller buyers. The majority of dimensional framing sales are made to purchasers in the Western United States. Cedar sales are more concentrated, with nearly 89% of all sales made to distributors in 2007.

Competition

Our pulp and paperboard business mainly competes based on product quality, customer service and price. We are a significant producer of bleached paperboard in the United States, where we compete with at least five other domestic pulp and paperboard producers. In 2007, we had approximately 13% of the available domestic bleached paperboard capacity. Our pulp and paperboard business primarily competes with International Paper, MeadWestvaco, Georgia Pacific and Rock-Tenn.

Our consumer products business primarily competes on the basis of product quality, service and price. Our consumer products business competes directly with several mid-sized companies and a group of smaller producers in the private label tissue market segment. Our consumer products business also competes with the large branded tissue products producers, such as Procter & Gamble, and producers who manufacture both branded and private-label products, such as Georgia-Pacific and Kimberly-Clark. We believe our consumer products business competes favorably as to quality and price with both private label and branded tissue product producers. In 2007, we produced approximately 55% of the total private label consumer products sold in grocery stores in the United States.

The Processes Associated with Producing our Products

Paperboard. In general, the process of making paperboard begins by chemically cooking wood chips and sawdust to make pulp. The pulp is bleached to provide a white, bright pulp used to produce paperboard grades, which are formed using our three paperboard machines. The various grades of paperboard may be coated with starch and clay, and are wound into rolls for shipment to customers for converting to final end uses. For liquid paperboard packaging, a polyethylene or plastic coating is applied by a separate operation to create a barrier that is water resistant and durable. In order to produce the steam necessary to cook the chips, dry the materials and produce electricity that we use at our facilities, we burn biomass residuals from the pulping process in a recovery boiler, as well as hog fuel biomass and natural gas in our power boilers. We recover and recycle cooking chemicals in recovery boilers and recausticizing plants.

Pulp. Bleached pulp that we sell as market pulp is dried and baled on a pulp drying machine, bypassing the paperboard machines.

Tissue. The process of making tissue starts with pulp made from wood chips. The pulp is mixed in a giant blending chest until it reaches a consistency of 96% water and 4% pulp. This mixture is sprayed onto a large rotating porous screen on the paper machine, where the sheet is formed. From this point the sheet travels through numerous pressure rolls to remove excess water and finally over a large heated drum to dry. The dry sheet is wound into parent rolls weighing several tons, which are placed into storage until the paper is converted. During the converting process, the parent rolls are placed on a converting line where the paper is rewound onto a smaller core for bathroom tissue or household towels, or folded for facial tissue or napkins. Once the product is rewound or folded it goes through a packaging or wrapping process and is placed in a shipping case. This case is placed in storage until it is shipped to the customer.

Facilities

Idaho. Our pulp and paperboard, consumer products and lumber products segments share an 880 acre site in Lewiston, Idaho owned by us.

Our pulp and paperboard business built a mill at the Idaho site in 1950, which underwent pulp and utilities rebuilds throughout the 1980s and early 1990s. The Idaho pulp and paperboard mill is currently capable of producing 545,000 tons of pulp and 430,000 tons of bleached paperboard. The mill has an extruder capable of processing 180,000 tons per year. An extruder coats paperboard with polyethylene, which provides the paperboard with liquid resistant qualities. Excess pulp produced at this mill is either transferred to our consumer products business in the form of slush pulp for use in the production of tissue products or is dried and sold as baled pulp on the open market.

Our consumer products business operates in Idaho with three dedicated conventional tissue machines capable of producing approximately 180,000 tons per year, and 17 converting lines and three slitters/printers producing 1.1 million cases per month. These machines operate 24 hours a day, 7 days a week. The Idaho consumer products facility has warehousing space for 475,000 cases of raw materials and parent rolls.

Our lumber segment built its Lewiston, Idaho mill in 1927, but the mill has undergone a series of rebuilds and other capital investment improvements in recent years, including a sawmill rebuild in 1987, a rebuild of the log merchandising area in 1993, stacker modifications in 1999 in-feed upgrades on the sharp chain in 2003 and a kiln replacement in 2005. Currently, the mill runs 75% dimensional framing and 25% cedar lumber. In 2007, this mill produced approximately 200 million board feet of lumber.

Arkansas. Our pulp and paperboard business constructed its mill in Arkansas in 1977, making it the newest SBS mill in North America. The mill, which is owned by us, includes one pulp line capable of producing 300,000 tons of slush pulp annually, one paperboard machine with annual capacity of 325,000 tons, and an extruder capable of processing 80,000 tons per year. Currently, only 30,000 of the 80,000 tons per year of extrusion capacity is being utilized. The facility was designed with a simple layout which requires limited capital

expenditures to optimize production. In 2007, folding carton production amounted to 91% of all quality paperboard shipments from our Arkansas facility.

Nevada. Our consumer products business set up its Las Vegas, Nevada facility, which is owned by us, to service the Southwestern United States. The first phase of the Nevada facility was completed in 1994. The initial construction included the current converting facility and 100,000 square feet of finished goods storage. In 2004, the TAD paper machine began operation in Nevada. The machine is located in a separate building and is connected to the existing converting facility. The Nevada facility is a 24 hours a day, 7 days a week operation. In 2007, our Nevada facility acquired 25% of its pulp requirements for its TAD machine from our Idaho pulp mill and the remainder from third parties. Pulp is transferred from our pulp and paperboard business at market price less avoided costs.

The Nevada operation also has two warehouses with over 500,000 square feet of space for finished goods, raw materials and parent rolls. One of the warehouses, located directly south of the Nevada facility, is leased and provides rail access to the operation. The rail access is used for inbound pulp, corestock, parent rolls and cased product from our Idaho mill.

Illinois. Our consumer products business facility in Elwood, Illinois is leased, and it manufactures and distributes products primarily for customers in the Midwestern and Eastern United States. The facility was originally built in 2002 as a distribution center and became a converting facility in 2004 to meet market needs in the Midwest and to reduce freight costs. This facility has access to all forms of transportation. Like the other consumer product business facilities, the Illinois facility is a 24 hours a day, 7 days a week operation. Our Illinois facility also has a leased warehouse with 400,000 square feet of space for finished goods, raw materials and parent rolls.

Texas and California. Our consumer products business operates two other distribution centers, one in Fort Worth, Texas and one in Tracy, California. The Texas warehouse is a five-day, two shift distribution operation with one salaried and four hourly employees. It is a 125,000 square foot, leased space that holds finished goods for distribution to the South Central United States, predominately Texas. The warehouse in California is a public warehouse for one of our major customers in support of the customer's drop ship and promotional programs.

Our principal manufacturing facilities at December 31, 2007, together with their respective 2007 annual capacities and production, are as follows:

	CAPACITY	PRODUCTION
Pulp and Paperboard		
Pulp Mills:		
Arkansas	300,000 tons	296,000 tons
Idaho	545,000 tons	508,000 tons
Bleached Paperboard Mills:		
Arkansas	325,000 tons	321,000 tons
Idaho	430,000 tons	424,000 tons
Consumer products		
Tissue Mills:		
Idaho	180,000 tons	179,000 tons
Nevada	35,000 tons	34,000 tons
Tissue Converting Facilities:		
Idaho	100,000 tons	95,000 tons
Illinois	47,000 tons	43,000 tons
Nevada	50,000 tons	48,000 tons
Lumber products		
Sawmill:		
Idaho	205 million board feet	199 million board feet

Employees

As of June 30, 2008, we had approximately 2,490 full-time employees, of which 1,100 were employed by our pulp and paperboard business, 1,070 were employed by our consumer products business and 320 were employed by our lumber products business. This workforce consisted of approximately 625 salaried, 1,865 hourly and 80 temporary or part-time employees. As of June 30, 2008, approximately 66% of the workforce was covered under collective bargaining agreements.

Unions represent hourly employees at our Idaho and Arkansas facilities. The table below illustrates which employees are represented at these facilities, by whom and the contract expiration date.

Union Description	Location	Represented Group	Number of Employees	Contract Expiration Date
International Association of Machinists and Aerospace Workers	Idaho	Hourly employees at Lumber Products	295	May 31, 2008*
International Association of Machinists and Aerospace Workers	Idaho	Hourly employees at Number 4 Power Boiler	43	May 31, 2008*
United Steel Workers	Arkansas	Hourly employees at Arkansas	245	July 31, 2009
International Brotherhood of Electrical Workers	Idaho	Hourly employees (electricians) at pulp and paperboard & consumer products	52	August 31, 2010
United Steel Workers	Idaho	Hourly employees at pulp and paperboard & consumer products	1,006	August 31, 2010

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* The International Association of Machinists and Aerospace Workers recently ratified our contract proposal, the terms of which will replace these expired contracts. We expect the new contracts will expire on May 31, 2012.

The Arkansas facility has a union contract with the United Steelworkers Union, which will remain in effect through July 2009. We negotiated two major contracts in 2007 covering the hourly workers in Idaho represented by the United Steel Workers and with the International Brotherhood of Electrical Workers, which will expire on August 31, 2010.

Legal Proceedings

We are currently not a party to any material legal proceedings. We may from time to time become involved in litigation relating to claims arising from our ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Environmental

Our operating facilities are subject to rigorous federal and state environmental regulation governing air emissions, wastewater discharges, and solid and hazardous waste management. We endeavor to comply with all environmental regulations and regularly monitor our activities to ensure compliance. Compliance with environmental regulations is a significant factor in our business and requires capital expenditures as well as additional operating costs. Capital expenditures specifically designated for environmental compliance totaled approximately $2.0 million during 2007 and are expected to be approximately $1.2 million in 2008. There are currently no pending unresolved enforcement-related actions at any of the facilities.

Our pulp mill in Idaho discharges treated mill effluent into the nearby Snake River. Federal law requires that we comply with provisions of a National Pollution Discharge Elimination System, or NPDES, permit. In March 2005, the Environmental Protection Agency, or EPA, issued the current NPDES permit for the Idaho pulp mill. The NPDES permit requires, among other matters, a significant reduction in biochemical oxygen demand over the five-year period of the permit and also requires a reduction in the temperature of the effluent during the months of July, August and September each year. We have completed physical modifications to the effluent system to meet the requirements of this permit. Our Idaho facility uses an off-site landfill for disposing of ash and solid waste. Primary clarifier sludge is burned as a fuel in a boiler on-site.

Our Arkansas facility has an on-site industrial landfill for disposal of sludge, lime, and recausticizing process solids. This landfill has an estimated remaining life of approximately 20 years. The mill complies with an NPDES permit that was renewed in 2007.

Our Idaho and Arkansas facilities are both Environmental Protection Agency Cluster Rule compliant. The EPA has developed Maximum Achievable Control Technology, or MACT, standards for air emissions from pulp and paper facilities. We have complied with the applicable MACT standards.

Our consumer products segment's manufacturing operations routinely produce air emissions, water discharges and solid waste, all of which are managed in accordance with federal and state environmental laws and regulations.

Our facilities are currently in substantial compliance with applicable environmental laws and regulations. We cannot assure, however, that situations that may give rise to material environmental liabilities will not be discovered or that the enactment of new environmental laws or regulations or changes in existing laws or regulations will not require significant expenditures by us.

Executive Officers and Directors

Set forth below is information concerning those persons that we expect will become our directors and executive officers following the spin-off. Prior to the spin-off date, we expect additional directors and executive officers will be appointed.

Name	Age	Position
Gordon L. Jones	58	President, Chief Executive Officer and Director
Linda K. Massman	42	Vice President, Finance and Chief Financial Officer
Thomas H. Carter	60	Vice President of Human Resources
Robert P. DeVleming	56	Vice President of Consumer Products
Michael S. Gaad	44	Vice President, General Counsel and Corporate Secretary
Harry D. Seamans	55	Vice President of Pulp and Paperboard
Boh A. Dickey (1)	63	Director
Michael T. Riordan (3)	58	Director
William T. Weyerhaeuser (2)	64	Director
[●]	[●]	Director
[●]	[●]	Director
[●]	[●]	Director

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Nominating and Governance Committee.

Gordon L. Jones will be our President, Chief Executive Officer and a member of our board of directors. From January 2001 to June 2008, Mr. Jones served as the President and Managing Member of Jones Investment Group LLC, an investment company. Prior to that, Mr. Jones served from May 1999 to November 2000 as President, Chief Executive Officer, and Director for Blue Ridge Paper Products, Inc.

Linda K. Massman will be our Vice President, Finance and Chief Financial Officer. From May 2002 to August 2008, Ms. Massman served as the Group Vice President, Finance and Corporate Planning of SUPERVALU Inc., a grocery retail company. Prior to that, Ms. Massman served from 1999 to 2001 as Vice President, Business Planning and Operations for Viquity Corporation, an enterprise software company.

Thomas H. Carter will be our Vice President of Human Resources. From February 2003 to February 2005, Mr. Carter served as Vice President, Human Resources of Sara Lee Coffee & Tea, North America, a division of Sara Lee Corporation. Prior to that, Mr. Carter served from 2002 to 2003 as Senior Director, Employee Relations for Sara Lee Bakery Group, a division of Sara Lee Corporation. Prior to that, Mr. Carter served from 1999 to 2001 as Vice President, Human Resources and Corporate Secretary for Blue Ridge Paper Products, Inc.

Robert P. DeVleming will be our Vice President of Consumer Products and has been with Potlatch Corporation for 30 years. Mr. DeVleming has served as Vice President, Consumer Products at Potlatch Corporation since October 2004. From May 2003 through October 2004, he was Vice President, Sales, Consumer Products at Potlatch Corporation.

Michael S. Gaad will be our Vice President, General Counsel and Corporate Secretary. He has been with Potlatch Corporation since March 2006, and has served as Corporate Secretary since July 2006 and Associate General Counsel since March 2006. Prior to joining Potlatch Corporation he was an attorney with Perkins Coie, LLP in Portland, Oregon, from 2001 to January 2006.

Harry D. Seamans will be our Vice President of Pulp and Paperboard and has been with Potlatch Corporation for 31 years. Mr. Seamans has served as Vice President, Pulp and Paperboard at Potlatch Corporation since January 2003.

Boh A. Dickey is expected to join our board upon the completion of the spin-off. Mr. Dickey has been a director of Potlatch Corporation since July 2000 and serves as the Chairman of Potlatch Corporation's Audit Committee. Until his retirement in 2001, Mr. Dickey was the President, Chief Operating Officer and a member of the board of directors of SAFECO Corporation, an insurance and financial services company.

Michael T. Riordan is expected to join our board upon the completion of the spin-off. Mr. Riordan has been a director of Potlatch Corporation since December 2002. From May 2000 until his retirement in 2002, Mr. Riordan was the Chairman, Chief Executive Officer and President of Paragon Trade Brands, a manufacturer of private label disposable diapers and related products. Mr. Riordan also serves as a member of the board of directors of R.R. Donnelley & Sons Company, a publication, catalog and commercial printing company.

William T. Weyerhaeuser is expected to join our board upon the completion of the spin-off. Mr. Weyerhaeuser has been a director of Potlatch Corporation since February 1990 and has served as Vice Chairman of Potlatch Corporation's board since January 1, 2004. Currently, Mr. Weyerhaeuser is Chairman of the Board of Columbia Banking System, Inc., a position he has held since January 2001. He served as its Interim Chief Executive Officer from June 2002 until February 2003. In addition, Mr. Weyerhaeuser has been Chairman of the Board of Eden Bioscience Corp. since November 2001.

Board of Directors

Following the spin-off date, we expect that our board of directors will consist of seven members. Our directors will serve until their successors are duly elected and qualified or until their earlier death, resignation, disqualification or removal. The authorized number of directors may be changed by resolution of the board. Vacancies on the board can be filled by resolution of the board of directors.

Director Independence

Under the rules of the NYSE, a director will only qualify as "independent" if our board of directors affirmatively determines that he or she has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Following the spin-off, we anticipate that our board or directors will have established guidelines to assist it in determining whether a director has a material relationship with us consistent with applicable NYSE standards set forth in Section 303A.02(b) of the NYSE Listed Company Manual. Following the spin-off, we anticipate that our director independence guidelines will require that a majority of our board of directors be comprised of independent directors, and no director will qualify as independent until our board of directors affirmatively determines that the director has no material relationship with us that would compromise his or her ability to exercise judgment independent of management. Following the spin-off, we anticipate that our board of directors will have reviewed the relationships between each board member, and each such director's immediate family members, and us or one of our subsidiaries or affiliates. Following the spin-off, we anticipate that our board will have affirmatively determined that, based on its review, the majority of the individuals who serve on our board of directors are independent directors.

Corporate Governance

We expect that our board will fully implement our corporate governance initiatives at or prior to the time of the spin-off. We believe these initiatives will comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC adopted thereunder. In addition, we believe our corporate governance initiatives will comply with the listing standards of the NYSE. After the spin-off, our board will continue to evaluate, and improve upon as appropriate, our corporate governance principles and policies.

Our board also intends to adopt a code of ethics and business conduct that applies to each of our directors, officers and employees. The code will addresses various topics, including:

- compliance with laws, rules and regulations;
- conflicts of interest;

- insider trading;

- corporate opportunities;

- competition and fair dealing; and

- payments to government personnel.

Upon completion of the spin-off, the code of ethics and business conduct will be posted on our website. Our audit committee also intends to implement whistleblower procedures by establishing formal procedures for receiving and handling complaints from employees that will require that any concerns regarding accounting or auditing matters reported under these procedures be communicated promptly to the audit committee.

Board Committees

Pursuant to our bylaws, our board of directors is permitted to establish committees from time to time as it deems appropriate. Initially, to facilitate independent director review and to make the most effective use of the directors' time and capabilities, our board of directors will establish the following committees: audit committee, nominating and governance committee and compensation committee. The intended membership and functions of each committee are described below:

Audit Committee. The audit committee will provide assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal controls over financial reporting and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee will also oversee the audit efforts of our independent accountants and take those actions it deems necessary to satisfy itself that the accountants are independent of management. Following the spin-off, we expect the members of the audit committee to consist of Boh A. Dickey, [●] and [●], each of whom is a non-management member of our board of directors. Mr. Dickey will be our audit committee financial expert as currently defined under SEC rules. We believe that the composition of our audit committee will meet the criteria for independence under, and the functioning of our audit committee will comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the NYSE and SEC rules and regulations. We intend to comply with future audit committee requirements as they become applicable to us.

Compensation Committee. The compensation committee will assist the board of directors in meeting its responsibilities with regard to oversight and determination of executive compensation. The compensation committee will review and as appropriate, approve or make recommendations to the board of directors with respect to our major compensation plans, policies and programs. In addition, the compensation committee will review and approve the compensation for our executive officers, establish and modify the terms and conditions of employment of our executive officers, and administer our equity incentive plans. Following the spin-off, we expect the members of the compensation committee to be William T. Weyerhaeuser, [●] and [●], each of whom will be a non-management member of our board of directors. We believe that the composition of our compensation committee will meet the criteria for independence under, and the functioning of our compensation committee will comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002 and NYSE and SEC rules and regulations. We intend to comply with future compensation committee requirements as they become applicable to us.

Nominating and Governance Committee. The nominating and governance committee, or nominating committee, will be responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. Following the spin-off, we expect the members of the nominating committee to be Michael T. Riordan, [●] and [●]. We believe that the composition of our nominating committee will meet the criteria for independence under, and the functioning of our nominating

committee will comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002, NYSE and SEC rules and regulations. We intend to comply with future nominating committee requirements as they become applicable to us.

Director Compensation

We have prepared this discussion of non-employee director compensation in connection with our separation from Potlatch Corporation. As a result, our director compensation program is under development and will ultimately be decided upon and approved by our board of directors. We anticipate that our nominating and governance committee will review and make recommendations to our board of directors concerning director compensation.

Similar to the development of our executive compensation program, working with Potlatch Corporation we established our objective for our initial director compensation, which is intended to provide our directors a fair compensation package that is tied to the services they will perform as well as to our performance. Our goal is to recruit and retain the best directors that we can.

We expect that our initial director compensation program will consist of an annual retainer, meeting fees and a long-term equity incentive compensation component, which may consist of either stock options or common stock units.

Retainer and Fees. We expect the cash portion of our non-employee director compensation to initially be at the following rates:

Annual retainer fee	$40,000
Annual retainer fee for Chair	$20,000
Annual retainer fee for Chair of the audit committee	$15,000
Annual retainer fee for Chair of each other committee	$ 5,000
Attendance fee for each board meeting	$ 1,500
Attendance fee for each committee meeting	$ 1,500

We intend to implement a Deferred Compensation Plan for Directors, or Directors Plan, pursuant to which directors may elect to defer all or any portion of their fees. We expect that when a director elects to defer fees, he or she would have the option to have those fees converted into common stock units or, if not converted, then credited with annual interest at a rate set forth in the Directors Plan. The common stock units would be credited with amounts in common stock units equal in value to any dividends that are paid on the same amount of common stock.

Other Payments or Benefits. We expect to grant our initial non-employee directors an equity award valued at $140,000 that will vest ratably over a three year period. In the future, we expect our non-employee directors will receive an annual equity award valued at $70,000. We expect that we will provide coverage for directors under a director and officer liability insurance policy. We will also reimburse directors for their reasonable out-of-pocket expenses for attending board and committee meetings and educational seminars and conferences in accordance with our director education program.

Stock Ownership Guidelines. We anticipate that our board will adopt stock ownership guidelines that require each outside director to own beneficially a minimum number of shares of our stock, including common stock units, to promote and increase such ownership and to further align their interests with those of our stockholders.

COMPENSATION DISCUSSION AND ANALYSIS

We have prepared this discussion and analysis in connection with our separation from Potlatch Corporation. As a result, our executive compensation program is in its infancy, and this discussion and analysis reflects the executive compensation program and philosophies that we expect to implement as a stand-alone public company. We are in the process of developing initial compensation policies and procedures in order to attract and retain talented executives and other key employees to lead us as a stand-alone public company. We expect our compensation will be comprised of the following components:

- base salary;

- annual cash incentives; and

- long-term equity incentives.

We expect to enter into an employment agreement with our Chief Executive Officer and provide offer letters to our Chief Financial Officer and our Vice President of Human Resources. We do not expect to have employment agreements or offer letters with our other two named executive officers. We also expect to implement a severance plan that will be applicable to our named executive officers and certain other employees and would provide for the payment of severance benefits upon termination of employment in connection with a change of control and under certain other circumstances occurring after the spin-off.

Background

In connection with the spin-off, Potlatch Corporation developed a process for identifying and recruiting individuals who would become our named executive officers. Through this process, Gordon L. Jones will be named our President and Chief Executive Officer and Linda K. Massman will be named our Vice President, Finance and Chief Financial Officer. In addition to our Chief Executive Officer and our Chief Financial Officer, we expect that Robert P. DeVleming, Harry D. Seamans and Thomas H. Carter will be the three other most highly compensated executive officers, and thus our initial named executive officers upon the spin-off.

Until our board of directors appoints a compensation committee, we are working with Potlatch Corporation to make our initial compensation decisions. Once our compensation committee is appointed, our compensation committee will administer all compensation related programs for our named executive officers.

Compensation Philosophy and Objectives

We have established with Potlatch Corporation the following objectives to guide our initial executive compensation decisions:

- pay competitive compensation, both in dollar amount and in form, to attract and retain executive officers;

- benchmark executive officers' total compensation at the median level paid to employees serving in similar roles in a peer group to be identified after the spin-off and other comparable companies; and

- provide incentives that motivate our executive officers to successfully implement our business strategies and maximize stockholder value.

We expect that our compensation committee will develop a more formal philosophy and objectives for our executive compensation program following the spin-off, and that the compensation committee will review these objectives and make modifications as the committee deems appropriate.

Compensation Committee

We expect that our compensation committee will review and, as appropriate, approve or make recommendations to our board of directors with respect to our major compensation plans, policies and programs. In addition, the compensation committee will review and approve the compensation for our executive officers, establish and modify the terms and conditions of employment of our executive officers, and administer our stock incentive plans. We also expect that the compensation committee will be comprised entirely of independent directors on or prior to the date required by NYSE transition rules for newly public companies. In addition, under the compensation committee's charter, the compensation committee will have the authority to engage outside advisors to help it fulfill its duties.

Obligations under the Employee Matters Agreement

We will enter into an employee matters agreement with Potlatch Corporation that will address our obligations with respect to the individuals who will be our employees upon the spin-off. These obligations include an obligation to adopt new compensation plans, maintain existing compensation plans and continue to provide benefits under the new and existing plans for a period of 12 months following the spin-off. Specifically, under the employee matters agreement, we will be required to:

- adopt a new annual cash incentive pay plan;

- adopt a new equity incentive plan;

- adopt a new executive severance plan;

- adopt a new management deferred compensation plan; and

- maintain our existing pension plans, 401(k) savings plans and health and welfare plans.

After the initial 12-month period described above and subject to any existing obligations to participants under the plans, we will be entitled to amend, modify, terminate, reduce or otherwise alter any of the compensation plans covered by the employee matters agreement. The following discussion under the heading "Primary Elements of Compensation" describes the material features of the plans that we expect to adopt and maintain.

Primary Elements of Compensation

In addition to the primary elements of our initial executive compensation program, consisting of base salary, short-term incentive awards and long-term incentive awards, we also expect to offer targeted hiring incentives and severance benefits.

Base Salary

Base salary will be the primary element of our executive compensation program for our named executive officers. Competitive base salary levels will allow us to attract and retain top executive talent as we transition to a stand-alone public company while meeting our named executive officers' needs for fixed compensation. After the spin-off, we expect that our compensation committee will benchmark base salaries against those offered by a peer group to be identified after the spin-off and other comparable companies at specific levels or ranges approved by the compensation committee. We do not expect, however, that base salaries will be set at levels less than the named executive officer's base salary at his prior position with Potlatch Corporation, if applicable.

Annual Cash Incentive Awards

Our executive officers also are expected to be eligible to participate in an annual cash incentive program that we will be required to adopt under the employee matters agreement. The purpose of our annual cash

incentive awards would be to help us motivate and reward our named executive officers and other participating employees to achieve our short-term performance goals. We expect that under this program, our named executive officers will receive annual cash incentive opportunities based on the achievement of pre-established annual corporate, business unit and individual performance goals that support our overall business strategy. Following the spin-off, the compensation committee is expected to establish the specific features of this program, including performance metrics and targets and the method of calculating award payouts.

We expect that key employees, including our named executive officers, will be provided annual cash incentive opportunities. The award opportunities for our named executive officers will be established at levels comparable to those short-term incentive compensation opportunities set for executive officers serving in similar positions at comparable companies. We do not expect, however, that cash incentive award opportunities will be set at levels less than the named executive officer's short-term incentive compensation opportunity at his or her prior position at Potlatch Corporation, if applicable. As with base salary, this allows our named executive officers to accept employment with us without any loss of short-term incentive compensation opportunity.

We will establish initial performance metrics and targets for our named executive officers. When formed, the compensation committee will review these performance metrics and targets. All payouts for annual cash incentive awards will be subject to the approval of the compensation committee.

Long-Term Equity Incentive Awards

We anticipate having our named executive officers participate in a long-term equity incentive compensation program that we will be required to adopt under the employee matters agreement, which may consist of stock options, performance shares, restricted stock units or a combination of these equity awards. We are still evaluating and determining the design of our long-term equity incentive plans. Stock options and restricted stock units vest over time and aid in the recruitment and retention of key employees. Performance shares, which are tied to performance measures such as total shareholder return over a period of time such as three years, reward employees for high performance and encourage them to focus on enhancing long-term stockholder value.

Severance Program for Executive Employees

Under the employee matters agreement, we will be required to adopt an executive severance plan, which will provide severance benefits to our named executive officers and other employees designated by the compensation committee. Benefits are expected to be payable under the executive severance plan both in connection with a termination of the executive officer's employment with us and in connection with a change in control.

Termination of Employment

Under the executive severance plan, benefits are expected to be payable to each of our executive officers, including our named executive officers, when his or her employment terminates in the following circumstances:

- involuntary termination of the employee's employment for any reason other than death, disability or misconduct;

- election by the employee to terminate employment upon being required to relocate his or her principal place of business to a place that is 50 miles or more further from the employee's primary residence than the prior principal place of business; or

- separation from service by the employee within 24 months of

  - a material reduction in his or her authority or responsibility,

  - any reduction in his or her base salary, standard bonus opportunity, or long-term incentive opportunity, or

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- a 15% or greater reduction in his or her aggregate benefits as compared to all other similarly situated employees unless the reduction applies to all similarly situated employees.

No severance benefits are expected to be payable in connection with an employee's termination generally if the employee separates from service on or after his or her normal retirement date and during the two-year period immediately before retirement if the employee is an eligible employee under the executive severance plan.

Upon the occurrence of any of the events described above, the following severance benefits are expected to be payable to the applicable executive officer:

- Cash Severance Payment. A cash payment equal to three weeks of the employee's base compensation for each full year of service. The minimum cash benefit is expected to be six months of base compensation and the maximum is expected to be one year.

- Unused and Accrued Vacation. The employee's unused and accrued vacation.

- Benefits Continuation. Continued medical, dental and basic life insurance coverage for a period equal to three weeks for each full year of service. The minimum period for continued insurance coverage is expected to be six months and the maximum is expected to be one year.

Change of Control

Under the executive severance plan, benefits are expected to be payable to each of our executive officers upon a change of control. Upon a change of control, the performance period for any outstanding performance share awards is expected to be deemed concluded on the effective date of the change of control.

In addition, other benefits are expected to be payable to our executive officers if, within two years following a change of control, one of the following events occurs:

- involuntary termination of the employee's employment for any reason other than death, disability or misconduct;

- election by the employee to terminate employment upon being required to relocate his or her principal place of business to a place that is 50 miles or more further from the employee's primary residence than the prior principal place of business; or

- separation from service by the employee within 24 months of

  - a material reduction in his or her authority or responsibility,

  - any reduction in his or her base salary, standard bonus opportunity, or long-term incentive opportunity, or

  - a 15% or greater reduction in his or her aggregate benefits as compared to all other similarly situated employees unless the reduction applies to all similarly situated employees.

Upon the occurrence of any of the events described above within two years following a change of control, the following severance benefits are expected to be payable to our executive officers:

- Cash Severance Payment. A cash benefit equal to the employee's base compensation plus his or her base compensation multiplied by his or her standard bonus percentage, determined as of the date of the change of control or the effective date the employee separates from service, whichever produces the larger amount, multiplied by a number expected to be between 2.5 and 3. The cash benefit is expected to be subject to a downward adjustment if the employee separates from service within thirty months of his or her normal retirement date and additional service credit for the severance period is added to the pension benefit calculation;

- Pro-Rata Bonus. Eligibility for a pro rata award under our annual incentive plan;

- Benefits Continuation. COBRA premium payments for continued medical, dental and basic life insurance coverage;

- Enhancement of Retirement Benefits. Payment of certain unvested portions in the employee's 401(k) plan account and payment of certain amounts under either our retirement or supplemental benefit plans.

- Vacation Pay Enhancement. The employee's unused and accrued vacation; and

- Gross-Up Payment; If Applicable. A tax gross-up payment if the employee is subject to an excise tax on his or her change of control benefits. If payments are less than an amount to be determined, expected to be between $50,000 and $100,000, then his or her payments would be reduced to the safe harbor limit to avoid the imposition of the excise tax.

Management Deferred Compensation Plan

Under the employee matters agreement, we will be required to adopt a management deferred compensation plan. Participants in our annual cash incentive plan are expected to be entitled to elect to defer awards under that plan. In addition, all employees who would be eligible to participate in our long term equity incentive program are expected to be eligible to participate in the deferred compensation plan to defer base salary after deferring the maximum amount under their 401(k) plan. Participants are expected to be entitled to defer between 50% to 100% of any incentive award under the annual cash incentive plan, and those participants eligible to defer base salary are expected to be entitled to elect to defer up to 50% of their base salary. Each participant is expected to be entitled to elect a lump-sum payout or installment payments over five, ten, or fifteen years after separation from service. The deferred compensation plan would be a nonqualified arrangement for tax purposes and all amounts deferred would be retained by us and credited as bookkeeping entries to the participant's deferral account. Each participant would always be 100% vested in his or her investment accounts.

A participant is expected to be entitled to elect to allocate the deferred amounts into an investment account and select among various investment options upon which the rate of return on amounts that the participant defers will be based. The participant's investment account will be adjusted periodically to reflect the deemed gains and losses attributable to the deferred amount. Alternatively, each participant will be entitled to elect to allocate some or all of the deferred amount to a phantom stock unit deferral account, the value of which will be based on our common stock. All payments of deferrals under the phantom stock unit deferral account will be made in cash.

Pension Plans

Under the employee matters agreement, we will be obligated to maintain our existing pension plans for a period of 12 months following the spin-off. All of our salaried employees, including our named executive officers, will be entitled to pension benefits under our salaried employees' retirement plan. In addition, certain management employees, including our named executive officers, will be entitled to participate in our supplemental benefit plan which provides benefits that would have been payable under the salaried employees' plan if (1) certain tax code limitations on the salaried employees' plan were disregarded, (2) deferred bonus awards were treated as paid in the year deferred, and (3) any additional years of service provided under the salaried employees' plan were not included.

401(k) Plan

Under the employee matters agreement, we will be obligated to maintain our existing 401(k) plan for a period of 12 months following the spin-off, which will permit substantially all of our employees, including our named executive officers, to make voluntary pre-tax and after-tax contributions to the plan, subject to applicable tax limitations. We are expected to make matching contributions equal to 70% of a salaried employee's

contributions that do not exceed 6% of his or her annual compensation, subject to applicable tax limitations. Eligible employees who elect to participate in the plan would be 100% vested in the matching contributions upon completion of two years of service.

Health and Welfare Benefits

Under the employee matters agreement, we will be obligated to maintain our existing health and welfare plans for a period of 12 months following the spin-off. All full-time employees, including our named executive officers, will participate in our health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance.

General Tax Deductibility of Executive Compensation

We intend to consider accounting and tax treatment matters when designing and implementing the various elements of our compensation program. However, this treatment will not be the primary consideration. Once we are a stand-alone public company after the spin-off, Section 162(m) of the Internal Revenue Code will generally limit our ability to deduct compensation over $1,000,000 to our chief executive officer or the other named executive officers unless the compensation is "performance-based," as defined in Section 162(m) of the Internal Revenue Code. We expect to take appropriate action, to the extent we believe feasible, to preserve the deductibility of annual incentive and long-term performance awards. However, we also believe there may be circumstances in which our interests are best served by maintaining flexibility in the manner in which compensation is provided, whether or not compensation is fully deductible for federal tax purposes.

Compensation Actions Taken by Potlatch Corporation prior to the Spin-off

Under Potlatch Corporation's long-term incentive program, which is intended to link compensation to long-term performance, Potlatch Corporation grants two types of equity awards:

- performance shares, which are tied to total stockholder return over a three-year period and reward employees for high performance, encourage them to focus on enhancing long-term stockholder value and align management's and stockholders' interests; and

- restricted stock units, or RSUs, which vest over time and aid in the recruitment and retention of key employees.

Potlatch Corporation previously granted stock options as well, but stopped doing so prior to its conversion to a REIT in January 2006.

Three of the five individuals that are expected to become our named executive officers, Gordon L. Jones, Linda K. Massman and Thomas H. Carter, will become our employees upon the spin-off and have not received from Potlatch Corporation any long-term equity incentives. Two of the five individuals who are expected to become our named executive officers, Robert P. DeVleming and Harry D. Seamans, have each worked for Potlatch Corporation for at least 30 years and were previously awarded performance shares, restricted stock units and stock options by Potlatch Corporation. All stock options previously issued by Potlatch Corporation are fully vested.

On August 20, 2008, the compensation committee of the board of directors of Potlatch Corporation held a meeting to discuss and determine the treatment of outstanding equity awards in connection with the spin-off. At this meeting, the compensation committee made the following decisions regarding equity awards held by individuals who will become our employees upon the spin-off, including Mr. DeVleming and Mr. Seamans:

- performance shares tied to Potlatch Corporation's total stockholder return over the three-year period beginning January 1, 2006 and ending December 31, 2008 would be settled in Potlatch Corporation common stock prior to the record date of the spin-off using a compressed performance period. In

particular, the compensation committee determined that it would be appropriate to shorten the original three-year performance period to a 33-month performance period given the proximity of the original three-year end date to the expected spin-off date;

- all performance shares tied to Potlatch Corporation's total stockholder return over the three-year period beginning January 1, 2007 and ending December 31, 2009 and the three year period beginning January 1, 2008 and ending December 31, 2010 would be allowed to terminate upon the spin-off. In connection with this decision, we have agreed in the employee matters agreement to issue new equity awards of equivalent value to replace the cancelled performance share grants. We have flexibility in terms of the type and features of the equity awards issued in replacement for the cancelled grants, and our compensation committee is expected to make the determinations regarding the replacement grants after the spin-off;

- all restricted stock units would be allowed to terminate upon the spin-off. In connection with this decision, we have agreed in the employee matters agreement to issue new equity awards of equivalent value to replace the cancelled restricted stock unit grants. We have flexibility in terms of the type and features of the equity awards issued in replacement for the cancelled grants, and our compensation committee is expected to make the determinations regarding the replacement grants after the spin-off; and

- all stock options to purchase Potlatch Corporation common stock would remain outstanding following the spin-off and in particular would remain an option to purchase Potlatch Corporation common stock, as opposed to being converted into a right to acquire our common stock. The holder would be entitled to exercise the option according to its terms as long as the holder continues to remain employed by us.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In connection with the spin-off, we will enter into certain other agreements with Potlatch Corporation to define our ongoing relationship with Potlatch Corporation after the spin-off. These agreements will define responsibility for obligations arising before and after the spin-off, including, among others, obligations relating to our employees, certain transition services, log and fiber supply and taxes. See "Our Relationship with Potlatch Corporation after the Spin-off."

Procedures for Approval of Related Party Transactions

Our board of directors will approve a Related Person Transactions Policy that will be effective upon the spin-off. The Related Person Transactions Policy will provide for approval by the audit committee of our board of directors of transactions with us involving more than $120,000 in which any director, officer, 5% stockholder or certain related persons or entities has a direct or indirect material interest.

Related Party Transactions

Other than the agreements with Potlatch Corporation described in "Our Relationship with Potlatch Corporation after the Spin-off," we did not conduct, and are not conducting, any transactions with related persons since January 1, 2007 that would require disclosure in this information statement.

PRINCIPAL STOCKHOLDERS

Potlatch Corporation currently owns all of our outstanding shares of common stock. None of our director nominees or the persons expected to become our executive officers currently own any shares of our common stock, but those who own shares of Potlatch Corporation common stock will be treated as stockholders of Potlatch Corporation and, accordingly, will receive shares of our common stock in the distribution.

The following table sets forth the number of shares of Potlatch Corporation common stock and the number of shares of our common stock that will be held by our director nominees, the persons expected to become our executive officers immediately upon completion of the spin-off and each stockholder that we believe will be a beneficial owner of more than 5% of any class of our outstanding voting securities immediately after the spin-off, assuming there are no changes in each person's holdings of Potlatch Corporation common stock since [●] in the case of directors and officers and since [●] in the case of 5% stockholders, and based on our estimates as of [●], using the distribution ratio of one share of our common stock for every [●] shares of Potlatch Corporation common stock, with no fractional shares.

Unless otherwise indicated in the footnotes below, the mailing address of each of these individuals will be 601 West First Avenue, Suite 1600, Spokane, WA 99201. As used in this information statement, "beneficial ownership" means that a person has, or may have within 60 days of [●], 2008, the sole or shared power to vote or direct the voting of a security or the sole or shared investment power with respect to a security (that is, the power to dispose or direct the disposition of a security), or both.

	Number of Shares of Potlatch Corporation Beneficially Owned	Number of Our Shares to be Beneficially Owned	Percentage Ownership
Beneficial owners of more than 5%:			
[●]			
[●]			
Named executive officers, directors and director nominees:			
Gordon L. Jones			
Linda K. Massman			
Thomas H. Carter			
Robert P. DeVleming			
Harry D. Seamans			
Boh A. Dickey			
Michael T. Riordan			
William T. Weyerhaeuser			
[●]			
[●]			
[●]			
All executive officers and directors as a group (12 persons)			

* Represents less than 1% of our common stock.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and provisions of our certificate of incorporation and bylaws is only a summary. You should also refer to the copies of our certificate of incorporation and bylaws that will be filed with the SEC as exhibits to our Form 10, of which this information statement is a part, and to the provisions of Delaware law. Upon completion of the spin-off, we expect that our authorized capital stock will consist of [●] shares of common stock, $[●] par value per share, and [●] shares of undesignated preferred stock, $[●] par value per share.

Common Stock

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Common stockholders will not be entitled to cumulative voting in the election of directors. This means that the holders of a majority of the voting shares will be able to elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. Upon our liquidation, dissolution or winding-up, the holders of common stock would be entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Following the spin-off, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue from time to time up to a total of [●] shares of preferred stock in one or more series, without stockholder approval. We expect that our board of directors will be authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. We expect that our board of directors will also be able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock, or that could decrease the amount of earnings and assets available for distribution to the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our restated certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control.

Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business

combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

- the transaction is approved by the board before the date the interested stockholder attained that status;

- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

- the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines "business combination" to include the following:

- any merger or consolidation involving the corporation and the interested stockholder;

- any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

- subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

- any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

- the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision. The statute could prohibit or delay mergers or other takeovers or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws

Following the spin-off, we expect that our certificate of incorporation and bylaws will provide that:

- our board will be divided into three classes, with each class serving three-year staggered terms;

- no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

- the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action by written consent or call a special meeting;

- our board of directors will be expressly authorized to make, alter or repeal our bylaws;

- stockholders may not call special meetings of the stockholders or fill vacancies on the board;

- stockholders must provide notice of nominations of directors or the proposal of business to be voted on at an annual meeting;

- our board of directors will be authorized to issue preferred stock without stockholder approval, as described above;

- directors may only be removed for cause; and

- we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Limitation of Liability and Indemnification Matters

We will adopt provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Accordingly, our directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

- for any breach of the director's duty of loyalty to us or our stockholders;

- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the Delaware General Corporation Law; or

- for any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of these provisions will require the approval of the holders of shares representing at least two-thirds of the shares entitled to vote in the election of directors, voting as one class.

Our certificate of incorporation and bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation and bylaws will also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or executive officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is BNY Mellon.

2009 ANNUAL MEETING OF STOCKHOLDERS

Our bylaws provide that an annual meeting of stockholders will be held each year on a date specified by our board of directors. The first annual meeting of our stockholders after the spin-off is expected to be held on [●], 2009. In order to be considered for inclusion in our proxy materials for the 2009 annual stockholders meeting, any proposals by stockholders must be received at our principal executive offices at 601 W. Riverside Avenue, Suite 1100, Spokane, Washington 99201, Attn: Corporate Secretary, [●] prior to [●]. We anticipate commencing the mailing of proxies for the 2009 annual stockholders meeting in [●] 2009. In addition, stockholders at the 2009 annual stockholders meeting may consider proposals or nominations brought by a stockholder of record on the record date for the meeting who is entitled to vote at such meeting and who has complied with the advance notice procedures established by our bylaws. A stockholder proposal or nomination intended to be brought before the 2009 annual stockholders meeting must be received by our corporate secretary on or after [●] and on or prior to [●].

WHERE YOU CAN FIND MORE INFORMATION

Before the date of this information statement, we were not required to file reports with the SEC. This information statement, the registration statement on Form 10 of which it forms a part and the related exhibits, as well as all future materials we file with the SEC may be read and copied at the SEC's Public Reference Room or its internet website. The Public Reference Room is located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. You may also obtain information by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains information filed electronically with the SEC. The address of that website is *http://www.sec.gov*.

While we have provided a summary of the material terms of certain agreements and other documents, the summary does not describe all of the details of the agreements and other documents. In each instance where a copy of an agreement or other document has been filed as an exhibit to the registration statement, please refer to the exhibit filed with the registration statement. Each statement in this information statement regarding an agreement or other document is qualified in all respects by such exhibit.

Index to Combined Financial Statements

THE BUSINESS
(Pulp and Paperboard Segment, Consumer Products Segment, and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

Combined Balance Sheets

June 30, 2008 and December 31, 2007

(Dollars in thousands)
(unaudited)

	June 30, 2008	December 31, 2007
Assets		
Current assets:		
Cash	$ 9	9
Receivables, net	102,210	96,545
Inventories	127,257	140,526
Prepaid expenses	4,380	1,400
Deferred taxes	8,646	8,645
Total current assets	242,502	247,125
Land	4,729	4,729
Plant and equipment, at cost, net of accumulated depreciation	392,913	408,441
Pension assets	39,333	37,064
Other assets	67	86
	$679,544	697,445
Liabilities and Parent's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$124,660	114,073
Other postretirement employee benefits	7,971	7,792
Total current liabilities	132,631	121,865
Other postretirement employee benefits	129,310	129,293
Other long-term obligations	2,013	2,093
Deferred taxes	73,236	74,820
Parent's equity:		
Parent's equity	390,643	418,202
Accumulated other comprehensive loss	(48,289)	(48,828)
Total Parent's equity	342,354	369,374
	$679,544	697,445

See accompanying notes to combined financial statements.

THE BUSINESS
**(Pulp and Paperboard Segment, Consumer Products Segment, and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

Combined Statements of Operations

Six Months ended June 30, 2008 and 2007

(Dollars in thousands)
(unaudited)

	2008	2007
Net sales	$618,069	565,138
Costs and expenses:		
Depreciation	23,639	26,545
Materials, labor and other operating expenses	555,983	495,860
Selling, general and administrative expenses	18,818	18,198
	598,440	540,603
Earnings before income taxes	19,629	24,535
Income tax provision	7,152	8,835
Net earnings	12,477	15,700
Other comprehensive income (loss), net of tax:		
Pension and other postretirement employee benefit plans, net of tax of $345 and $(439)	539	(687)
Other comprehensive income (loss), net of tax	539	(687)
Comprehensive income	$ 13,016	15,013

See accompanying notes to combined financial statements.

THE BUSINESS
(Pulp and Paperboard Segment, Consumer Products Segment, and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

Combined Statements of Cash Flows

Six Months ended June 30, 2008 and 2007

(Dollars in thousands)
(unaudited)

	2008	2007
Cash flows from operations:		
Net earnings	$ 12,477	15,700
Adjustments to reconcile net earnings to net operating cash flows:		
Depreciation	23,639	26,545
Deferred taxes	(1,584)	(1,047)
Equity-based compensation expense	1,683	1,524
Employee benefit plans	(1,852)	(4,145)
Loss (gain) on disposal of plant and equipment	74	(1)
Decrease (increase) in receivables	(5,666)	23,139
Decrease (increase) in inventories	12,119	(8,331)
Increase in prepaid expenses	(2,980)	(2,840)
Increase in accounts payable and accrued liabilities	10,367	13,618
Net cash provided by operations	48,277	64,162
Cash flows from investing:		
Additions to plant and equipment	(7,043)	(9,443)
Dispositions of plant and equipment	7	(5)
Net cash used for investing	(7,036)	(9,448)
Cash flows from financing:		
Net payments to Parent	(41,180)	(55,078)
Other, net	(61)	229
Net cash used for financing	(41,241)	(54,849)
Change in cash	—	(135)
Balance at beginning of period	9	170
Balance at end of period	$ 9	35

See accompanying notes to combined financial statements.

F-4

THE BUSINESS
**(Pulp and Paperboard Segment, Consumer Products Segment, and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

Notes to Combined Financial Statements

Unaudited

(1) Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles for the purpose of presenting the financial position of the Pulp and Paperboard Segment, the Consumer Products Segment and the Lewiston, Idaho, lumber manufacturing facilities (the Business) of Potlatch Corporation (Potlatch or Parent) and the results of operations and cash flows of the Business. The Business consists of pulp and paperboard mills, tissue mills and converting facilities, and a lumber manufacturing complex.

The combined financial statements reflect the historical accounts of the Business' operations and have been derived from the historical financial statements and accounts of Potlatch. The accompanying unaudited combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles and Securities and Exchange Commission requirements for interim financial statements. As a result, they do not include all of the information and disclosures required by generally accepted accounting principles for complete financial statements. However, in management's opinion, all adjustments considered necessary for a fair presentation have been included. All adjustments were of a normal recurring nature. These interim operating results are not necessarily indicative of the results that may be expected for the entire year. These unaudited interim combined financial statements should be read in conjunction with the audited combined financial statements for the year ended December 31, 2007.

(2) Inventories

Inventories at the balance sheet dates consist of:

	June 30, 2008	December 31, 2007
	(Dollars in thousands)	
Raw materials	$ 55,093	$ 51,080
Finished goods	72,164	89,446
	$127,257	$140,526

(3) Income Taxes

For the six months ended June 30, 2008 and 2007, income tax provisions of $7.2 million and $8.8 million, respectively, were recorded.

A review of the Business' tax positions at June 30, 2008, pursuant to the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, indicates that no uncertain tax positions were taken during the first six months of 2008, and no new information is available that would require derecognition of previously taken positions. Interest related to tax obligations, as well as penalties, is reflected in the income tax provision.

(4) Equity-Based Compensation

The Business recorded equity-based compensation expense of $1.7 million and $1.5 million in the six months ended June 30, 2008 and 2007, respectively.

THE BUSINESS
(Pulp and Paperboard Segment, Consumer Products Segment, and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

Notes to Combined Financial Statements—(Continued)

Unaudited

(5) Pension and Other Postretirement Employee Benefit Plans

The following table details the components of net periodic cost (benefit) of the pension and other postretirement employee benefit plans for the six months ended June 30, 2008 and 2007:

	Pension Benefit Plans		Other Postretirement Employee Benefit Plans	
	2008	2007	2008	2007
	(Dollars in thousands)			
Service cost	$ 3,079	$ 3,285	$ 559	$ 558
Interest cost	7,233	6,566	4,240	3,944
Expected return on plan assets	(12,127)	(12,286)	—	—
Amortization of prior service cost (credit)	612	644	(1,386)	(1,205)
Amortization of actuarial loss	570	970	1,087	1,059
Net periodic cost (benefit)	$ (633)	$ (821)	$ 4,500	$ 4,356

The $0.5 million reported as "Other comprehensive income, net of tax," on the Combined Statements of Operations and Comprehensive Income for the six months ended June 30, 2008, and the $0.7 million reported as "Other comprehensive loss, net of tax," for the six months ended June 30, 2007, related to the defined benefit pension and other postretirement employee benefit plans.

As discussed in the notes to the combined financial statements for the year ended December 31, 2007, no minimum contributions to the qualified pension plans are estimated for 2008 due to the funded status of those plans at December 31, 2007. There is no anticipated funding of the postretirement employee benefit plans in 2008 except to pay benefit costs as incurred during the year by plan participants.

(6) Related Party Transactions

(a) Purchases and Sales

The Business purchases pulpwood logs from Potlatch's Resource segment as well as chips and sawdust from Potlatch's Wood Products segment other than the Lewiston lumber facility. Purchases from the Parent's other segments by the Business totaled $31.6 million and $47.0 million for the six months ended June 30, 2008 and 2007, respectively. Purchases by the Business are made, and related inventory are carried, at approximate market price. The Business also sells to other segments of the Parent. These sales to other Potlatch segments for the six months ended June 30, 2008 and 2007 were less than $0.1 million for both periods and were also at approximate market price. The purchases and sales flow through the costs and revenues of the Business and are reflected in payments and transfers (to)/from Parent in Parent's equity.

THE BUSINESS
(Pulp and Paperboard Segment, Consumer Products Segment, and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

Notes to Combined Financial Statements—(Continued)

Unaudited

(b) *Corporate and Wood Products Overhead*

The estimated corporate administration and wood products administration and selling expense included in the Business' combined statements of operations are as follows:

	Six months ended June 30,	
	2008	**2007**
	(Dollars in thousands)	
Corporate administration	$3,981	$4,022
Wood Products administration	628	440
Wood Products selling	349	384
Total allocated overhead	$4,958	$4,846

(7) Segment Information

	Six months ended June 30,	
	2008	**2007**
	(Dollars in thousands)	
Segment net sales:		
Pulp and Paperboard:		
Paperboard	$313,193	$273,487
Pulp	47,886	46,235
Other	394	580
	361,473	320,302
Consumer Products	241,960	216,185
Lewiston Lumber		
Lumber	45,066	59,224
Other	5,340	4,013
	50,406	63,237
	653,839	599,724
Elimination of intersegment net sales	(35,770)	(34,586)
Total combined net sales	$618,069	$565,138
Intersegment net sales or transfers:		
Pulp and Paperboard	$ 30,387	$ 30,528
Consumer Products	43	45
Lewiston Lumber	5,340	4,013
Total	$ 35,770	$ 34,586
Operating Income (loss):		
Pulp and Paperboard	$ 17,246	$ 10,976
Consumer Products	10,291	8,867
Lewiston Lumber	(7,267)	3,042
	20,270	22,885
Corporate and eliminations	(641)	1,650
Combined earnings before income taxes	$ 19,629	$ 24,535

Report of Independent Registered Public Accounting Firm

The Board of Directors
Potlatch Corporation:

We have audited the accompanying combined balance sheets of the Business (Pulp and Paperboard Segment, Consumer Products Segment, and the Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation) as of December 31, 2007 and 2006, and the related combined statements of operations, cash flows and Parent's equity for each of the years in the three-year period ended December 31, 2007. These combined financial statements are the responsibility of the Business' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Business (Pulp and Paperboard Segment, Consumer Products Segment, and the Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation) as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Effective December 31, 2006, the Business adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)*, as discussed in note 7 in the accompanying combined financial statements. Also, effective January 1, 2006, the Business adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment,* as discussed in note 6 in the accompanying combined financial statements.

/s/ KPMG LLP

Seattle, Washington
June 30, 2008

Combined Balance Sheets

December 31, 2007 and 2006

(Dollars in thousands)

	2007	2006
Assets		
Current assets:		
Cash	$ 9	170
Receivables, net of allowance for doubtful accounts of $760 and $1,060	96,545	116,037
Inventories	140,526	135,301
Prepaid expenses	1,400	1,817
Deferred taxes	8,645	8,156
Total current assets	247,125	261,481
Land	4,729	4,379
Plant and equipment, at cost, net of accumulated depreciation of $1,158,156 and $1,116,857	408,441	437,384
Pension assets	37,064	40,151
Other assets	86	87
	$697,445	743,482
Liabilities and Parent's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$114,073	102,372
Other postretirement employee benefits	7,792	8,170
Total current liabilities	121,865	110,542
Other postretirement employee benefits	129,293	130,850
Other long-term obligations	2,093	1,043
Deferred taxes	74,820	83,333
Parent's equity:		
Parent's equity	418,202	465,168
Accumulated other comprehensive loss	(48,828)	(47,454)
Total Parent's equity	369,374	417,714
	$697,445	743,482

See accompanying notes to combined financial statements.

THE BUSINESS
(Pulp and Paperboard Segment, Consumer Products Segment, and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

Combined Statements of Operations

Years ended December 31, 2007, 2006 and 2005

(Dollars in thousands)

	2007	2006	2005
Net sales	$1,173,326	1,106,681	983,034
Costs and expenses:			
Depreciation	51,325	54,290	54,854
Materials, labor and other operating expenses	1,033,099	977,901	894,852
Selling, general and administrative expenses	36,127	36,280	35,156
	1,120,551	1,068,471	984,862
Income from Canadian lumber settlement	—	8,476	—
Earnings (loss) before income taxes	52,775	46,686	(1,828)
Income tax provision (benefit)	19,006	17,126	(1,550)
Net earnings (loss)	33,769	29,560	(278)
Other comprehensive loss, net of tax:			
Pension and other postretirement employee benefits, net of tax of $(877)	(1,374)	—	—
Other comprehensive loss, net of tax	(1,374)	—	—
Comprehensive income (loss)	$ 32,395	29,560	(278)

See accompanying notes to combined financial statements.

Combined Statements of Cash Flows

Years ended December 31, 2007, 2006 and 2005

(Dollars in thousands)

	2007	2006	2005
Cash flows from operations:			
Net earnings (loss)	$ 33,769	29,560	(278)
Adjustments to reconcile net earnings to net operating cash flows:			
Depreciation	51,325	54,290	54,854
Deferred taxes	(8,125)	(5,369)	(4,790)
Equity-based compensation expense	3,299	1,349	964
Employee benefit plans	(1,100)	(3,195)	1,481
Loss on disposal of plant and equipment	65	368	179
Decrease (increase) in receivables	19,493	(21,104)	20,505
Decrease (increase) in inventories	(6,590)	32,087	(23,807)
Decrease (increase) in prepaid expenses	417	(684)	229
Increase in accounts payable and accrued liabilities	11,552	18,421	5,881
Net cash provided by operations	104,105	105,723	55,218
Cash flows from investing:			
Additions to plant and equipment	(20,531)	(27,505)	(43,412)
Disposition of plant and equipment	32	58	56
Net cash used for investing	(20,499)	(27,447)	(43,356)
Cash flows from financing:			
Net payments to Parent	(84,099)	(78,533)	(12,297)
Other, net	332	294	479
Net cash used for financing	(83,767)	(78,239)	(11,818)
Change in cash	(161)	37	44
Balance at beginning of year	170	133	89
Balance at end of year	$ 9	170	133

See accompanying notes to combined financial statements.

THE BUSINESS
(Pulp and Paperboard Segment, Consumer Products Segment, and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

Combined Statements of Parent's Equity

Years ended December 31, 2007, 2006 and 2005

(Dollars in thousands)

	Parent's equity	Accumulated other comprehensive loss	Total Parent's equity
Balance, December 31, 2004	$525,779	—	525,779
Net loss	(278)	—	(278)
Net payments to Parent	(12,297)	—	(12,297)
Net noncash transfers from Parent	1,052	—	1,052
Balance, December 31, 2005	514,256	—	514,256
Net earnings	29,560	—	29,560
Adjustment to initially adopt FASB Statement No. 158, net of tax of $(30,339)	—	(47,454)	(47,454)
Net payments to Parent	(78,533)	—	(78,533)
Net noncash transfers to Parent	(115)	—	(115)
Balance, December 31, 2006	465,168	(47,454)	417,714
Net earnings	33,769	—	33,769
Pension and other postretirement employee benefit plans, net of tax of $(877)	—	(1,374)	(1,374)
Net payments to Parent	(84,099)	—	(84,099)
Net noncash transfers from Parent	3,364	—	3,364
Balance, December 31, 2007	$418,202	(48,828)	369,374

See accompanying notes to combined financial statements.

THE BUSINESS
(Pulp and Paperboard Segment, Consumer Products Segment and the Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

Summary of Principal Accounting Policies

As of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005

Background and Nature of Operations

The accompanying combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles for the purpose of presenting the financial position of the Pulp and Paperboard Segment, the Consumer Products Segment and the Lewiston, Idaho, lumber manufacturing facilities (the Business) of Potlatch Corporation (Potlatch or Parent) and the results of operations, cash flows and changes in Parent's equity of the Business. The Business consists of pulp and paperboard mills, tissue mills and converting facilities, and a lumber manufacturing complex.

The Business segments are:

- Pulp and Paperboard, which produces and markets bleached paperboard and bleached pulp at two mills in Lewiston, Idaho and Cypress Bend, Arkansas. Paperboard is sold to packaging converters domestically through sales offices located throughout the United States and internationally through sales representative offices. The majority of the segment's market pulp is sold through agents.

- Consumer Products, which produces and markets household tissue products. The segment has tissue mills and converting facilities in Lewiston, Idaho and Las Vegas, Nevada, as well as a tissue converting facility in Elwood, Illinois. Tissue products are sold to major retail outlets, primarily through brokers.

- Lewiston Lumber, which produces lumber and specialty lumber products in Lewiston, Idaho. The lumber products are sold through the Parent's sales offices to wholesalers.

As of December 31, 2007, the Business had approximately 2,500 employees. The workforce consisted of approximately 400 salaried, 2,000 hourly and 100 temporary or part-time employees. As of December 31, 2007, approximately 66% of the workforce was covered under collective bargaining agreements.

Hourly union labor contracts expiring in 2008 are set forth below:

Contract expiration date	Location	Union	Approximate number of hourly employees
May 31	Wood Products Division Lewiston, Idaho	International Association of Machinists	300
	Pulp and Paperboard Division Number 4 Power Boiler Lewiston, Idaho	International Association of Machinists	45

Basis of Presentation of Financial Statements

These combined financial statements include the financial condition and results of operations of the Business' Pulp and Paperboard segment, Consumer Products segment and one lumber manufacturing facility. All significant transactions and balances between operations within the Business have been eliminated. Financial statements historically have not been prepared for the Business. The accompanying combined financial statements have been derived from the historical accounting records of Potlatch. The historical operating results and cash flows of the Business may not be indicative of what they would have been had the Business been a stand-alone entity, nor are they necessarily indicative of what the Business operating results and cash flows may be in the future.

THE BUSINESS
(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

Summary of Principal Accounting Policies—(Continued)

As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005

The combined statements of operations for the Business include allocations of certain costs from the Parent directly related to the operations of the Business including: medical costs for hourly and salaried active and retired employees, hourly employees' pension, worker's compensation, general liability and property insurance, salaried payroll costs (payroll taxes, pension, and other payroll-related costs), equity-based compensation, management performance award plan, and a pro-rata share of direct corporate administration expense for accounting, information systems, accounts payable and accounts receivable. The direct costs are charged to the Business based on the weighted average of the underlying employee base performing the function and payroll or invoices processed, depending on the nature of the cost. In addition to the direct costs associated with the Business, indirect corporate overhead costs were allocated to the Business based on an apportionment factor using relative revenues and assets. Selling and administration costs for the Parent Wood Products segment were allocated to the Business based on the relative revenues of the Lewiston lumber segment in relation to the entire Parent Wood Products segment. Management believes the methodologies applied for the allocation of costs were reasonable in relation to the historical reporting of Potlatch, but may not be indicative of costs had the Business been a stand-alone entity, nor what they may be in the future. No interest expense or interest income is allocated from the Parent to the Business.

Certain assets and liabilities of the Business are common assets and liabilities shared with the Parent. The primary shared assets allocated to the Business were the pension assets. Other assets specifically identified and assigned to the Business include the Jaype log yard, the main office building complex and related assets in Lewiston, Idaho, and certain information technology equipment. The majority of shared liabilities that relate to the Business include active employee medical insurance, general liability and property insurance, other postretirement employee benefits (OPEB) liability for hourly and salaried employees, other employee compensation benefits, salaried employee vacation accruals and payroll tax accruals. The pension assets and liabilities, as well as the OPEB liability were estimated using the same actuarial liability assumptions as those used in the consolidated Parent financial statements for the applicable periods for the active and retired hourly and salaried employees of the Business. The other shared assets and liabilities were allocated to the Business either by specific identification or by relative allocation factors, such as employee headcounts or payroll costs, among others.

Long-term or current debt has not been allocated to the Business from the Parent. Significant changes could have occurred in the funding and operations of the Business if it operated as an independent stand-alone entity, including a possible change in capital structure including debt, which could have had a significant impact on its financial position and results of operations.

Parent's Equity

Investments by and advances from Potlatch represent Potlatch's interest in the recorded net assets of the Business. Potlatch uses a centralized approach to cash management and the financing of operations. As a result, none of Potlatch's cash, cash equivalents, or direct indebtedness have been allocated to the Business in the financial statements, except for one local bank account. All transactions between the Business and the Parent, including those involving shared assets and liabilities, flow through the Parent's equity account. Balances related to purchases and sales between the Parent and the Business are also reflected in Parent's equity, with the net changes in this account reflected as financing activities in the accompanying combined statements of cash flows.

THE BUSINESS
(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

Summary of Principal Accounting Policies—(Continued)

As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and measurement of uncertainty include the allocation of assets, liabilities and costs described above, determination of net realizable value for receivables and inventory, depreciation rates for property, plant and equipment, assessment of impairment, environmental matters, income taxes and asset retirement obligations. Actual results could differ from those estimates and assumptions.

Inventories

Inventories are stated at the lower of current average cost or market, except that the last-in, first-out (LIFO) method is used to determine cost of logs, lumber, chips and sawdust. The average cost method is used to determine cost of all other inventories.

Properties

Land, plant and equipment are stated at cost, including any interest costs capitalized by the Parent, less accumulated depreciation. Depreciation of buildings, equipment and other depreciable assets is determined using the straight-line method. Estimated useful lives range from 30 to 40 years for buildings and structures and 2 to 25 years for equipment.

Major improvements and replacements of property, plant and equipment are capitalized. Maintenance, repairs, and minor improvements and replacements are expensed. Upon retirement or other disposition, applicable cost and accumulated depreciation or amortization are removed from the accounts. Any gains or losses are included in earnings.

Long-Lived Assets

Long-lived assets are accounted for in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Revenue Recognition

The Business recognizes revenue from sales of lumber products, pulp and paperboard and consumer tissue products when title and risk of loss pass to the customer. Revenues are recorded net of discounts and allowances and any sales taxes collected. Sales taxes, when collected, are recorded as a current liability and remitted to the appropriate governmental entities.

Income Taxes

The Business is part of Potlatch and, for the purposes of U.S. federal and state income taxes, is not directly subject to income taxes but is included in the income tax returns of Potlatch Forest Products Corporation, a C-corporation and wholly-owned subsidiary of Potlatch. The Business' provision for income taxes is determined

THE BUSINESS
(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

Summary of Principal Accounting Policies—(Continued)

As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005

on a separate return basis and based on earnings or loss reported in the combined statements of operations. Deferred income taxes are recorded under the asset and liability method for the temporary differences between reported earnings and taxable income using current tax laws and rates.

Environment

As part of its corporate policy, Potlatch has an ongoing process to monitor, report on and comply with environmental requirements. Based on this process, accruals for environmental liabilities that are not within the scope of SFAS No. 143, *Accounting for Asset Retirement Obligations,* and FASB Interpretation, or FIN, No. 47, *Accounting for Conditional Asset Retirement Obligations,* are established in accordance with SFAS No. 5, *Accounting for Contingencies.* The Business estimates its environmental liabilities based on various assumptions and judgments, the specific nature of which varies in light of the particular facts and circumstances surrounding each environmental liability. These estimates typically reflect assumptions and judgments as to the probable nature, magnitude and timing of required investigation, remediation and monitoring activities and the probable cost of these activities, and in some cases reflect assumptions and judgments as to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of the cost of these activities. Due to the numerous uncertainties and variables associated with these assumptions and judgments, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related liabilities are subject to substantial uncertainties. The Business regularly monitors its estimated exposure to environmental liabilities and, as additional information becomes known, its estimates may change significantly. The Business' estimates of its environmental liabilities do not reflect potential future recoveries from insurance carriers except to the extent that recovery may from time to time be deemed probable as a result of a carrier's agreement to payment terms. In those instances in which the Business' estimated exposure reflects actual or anticipated cost-sharing arrangements with third parties, management does not believe that the Business will be exposed to additional material liability as a result of nonperformance by such third parties. Currently, the Business is not aware of any material environmental liabilities and has accrued for only specific environmental remediation costs that it has determined are probable and reasonably estimable.

Canadian Lumber Settlement

In 2002, the United States imposed duties on imported lumber from Canada in response to a dispute over the stumpage pricing policies of some provincial governments. In October 2006, the United States and Canada reached a final negotiated agreement to end the trade dispute, at which time the United States ceased collecting duties on Canadian softwood lumber imports, and Canada initiated the imposition of taxes or quotas on Canadian softwood exports in accordance with the terms of the settlement agreement. The agreement also required the United States to return to Canada approximately U.S. $5 billion of duties the United States had collected on Canadian softwood lumber imports. Canada, in turn, was required to pay approximately U.S. $1 billion to the United States, of which approximately U.S. $500 million was distributed to members of the Coalition for Fair Lumber Imports, of which Potlatch was a member. In the fourth quarter of 2006, Potlatch received a total of $39.3 million, which represented its pro rata share of the total $500 million returned to the coalition. Of the $39.3 million, approximately $8.5 million was allocated to, and is reflected in the 2006 operating income of, the Business' Lewiston Lumber segment.

THE BUSINESS
(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

Summary of Principal Accounting Policies—(Continued)

As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value. SFAS No. 157 (as amended by FSP FAS No. 157-2) is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, for financial assets and liabilities, and nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In November 2007, the effective date was partially deferred by the FASB for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair market value in the financial statements on a nonrecurring basis. With the exception of the deferred portion of SFAS No. 157, the Parent adopted this Statement effective January 1, 2008, which did not have a material effect on the financial condition and results of operations of the Business. The Parent is currently reviewing the deferred portion of this Statement to determine what effect, if any, it will have on the Business' financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.* This Statement requires all companies to report noncontrolling or minority interests in subsidiaries as equity in the consolidated financial statements. The intention of SFAS No. 160 is to eliminate the diversity in practice regarding the accounting for transactions between a company and noncontrolling interests. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Parent is currently reviewing this Statement to determine what effect, if any, it will have on the Business' financial condition and results of operations.

In December 2007, the FASB also issued SFAS No. 141 (Revised 2007), *Business Combinations.* This revised Statement, referred to as SFAS No. 141R, is intended to simplify existing guidance and converge rulemaking under U.S. GAAP with international accounting rules. SFAS No. 141R will significantly change the accounting for business combinations in a number of areas, including the treatment of contingent consideration, contingencies, acquisition costs and restructuring costs. Also under this Statement, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will have an impact on income tax expense. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. Adoption of this Statement is not expected to have a material effect on the financial condition and results of operations of the Business.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of SFAS No. 133.* This Statement amends and expands the disclosure requirements by requiring qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Parent is currently reviewing this Statement to determine what effect, if any, it will have on the Business' financial condition and results of operations.

THE BUSINESS
(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

Notes to Combined Financial Statements

As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005

(1) Inventories

	2007	2006
	(Dollars in thousands)	
Logs, pulpwood, chips and sawdust	$ 11,999	8,409
Lumber	7,857	9,749
Pulp, paperboard, and tissue products	81,589	79,407
Materials and supplies	39,081	37,736
	$140,526	135,301
Valued at lower of cost or market:		
LIFO basis	$ 19,331	17,675
Average cost basis	121,195	117,626
	$140,526	135,301

Inventories are stated at the lower of cost or market. The last-in, last-out (LIFO) method is used to determine the cost of logs, lumber, chips and sawdust. The average cost method is used to determine the cost of all other inventories. For purposes of these combined financial statements, the portion of the LIFO reserve related to the Business has been allocated to the Business based on the relative volumes of each respective category of inventory as included herein. If the LIFO inventory had been priced at lower of current average cost or market, the values would have been approximately $10.8 million higher at December 31, 2007, and $8.8 million higher at December 31, 2006. Reductions in quantities of LIFO inventories valued at lower costs prevailing in prior years had the effect of increasing earnings, net of income taxes, by $0.1 million, $0.2 million, and $0 in 2007, 2006, and 2005, respectively.

(2) Plant and Equipment

	2007	2006
	(Dollars in thousands)	
Land improvements	$ 45,461	45,095
Buildings and structures	179,257	176,305
Machinery and equipment	1,328,289	1,320,110
Construction in progress	13,590	12,731
	$1,566,597	1,554,241

(3) Income Taxes

The income tax provision (benefit) is comprised of the following:

	2007	2006	2005
	(Dollars in thousands)		
Current	$27,131	22,495	3,240
Deferred	(8,125)	(5,369)	(4,790)
Income tax provision (benefit)	$19,006	17,126	(1,550)

THE BUSINESS
(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

Notes to Combined Financial Statements—(Continued)

As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005

The income tax provision (benefit) differs from the amount computed by applying the statutory federal income tax rate of 35% to earnings before taxes due to the following:

	2007	2006	2005
	(Dollars in thousands)		
Computed expected tax provision (benefit)	$18,471	16,340	(641)
State and local taxes, net of federal income tax impact	1,972	1,627	(458)
Federal manufacturing deduction	(1,546)	(635)	(110)
Foreign sales corporation	—	(285)	(424)
Other	109	79	83
Income tax provision (benefit)	$19,006	17,126	(1,550)

The tax effects of significant temporary differences creating deferred tax assets and liabilities at December 31 were:

	2007	2006
	(Dollars in thousands)	
Deferred tax assets:		
Employee benefits	$ 4,839	4,463
Postretirement employee benefits	53,463	54,218
Inventories	242	—
Other	1,342	914
Total deferred tax assets	59,886	59,595
Deferred tax liabilities:		
Plant and equipment	(111,606)	(119,113)
Pensions	(14,455)	(15,659)
Total deferred tax liabilities	(126,061)	(134,772)
Net deferred tax liabilities	$ (66,175)	(75,177)

Net deferred tax liabilities consist of:

	2007	2006
	(Dollars in thousands)	
Current deferred tax assets	$ 8,645	8,156
Noncurrent deferred tax assets	51,241	51,439
Noncurrent deferred tax liabilities	(126,061)	(134,772)
Net noncurrent deferred tax liabilities	(74,820)	(83,333)
Net deferred tax liabilities	$ (66,175)	(75,177)

Potlatch adopted the provisions of FIN No. 48, *Accounting for Uncertainty in Income Taxes,* effective January 1, 2007. Adoption did not result in recognition of a liability for unrecognized tax benefits on that date. A

THE BUSINESS
(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

Notes to Combined Financial Statements—(Continued)

As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005

review of the Business' tax positions at December 31, 2007, indicates that no uncertain tax positions had been taken during 2007 and no new information is available which would require derecognition of previously taken positions. Accrued interest related to tax obligations, as well as penalties, is reflected in the income tax provision.

(4) Accounts Payable and Accrued Liabilities

	2007	2006
	(Dollars in thousands)	
Trade accounts payable	$ 36,711	33,079
Accrued wages and employee benefits	28,397	27,501
Accrued income taxes	27,131	22,495
Accrued discounts and allowances	7,027	6,336
Accrued utilities	4,916	4,062
Accrued freight	3,877	3,151
Accrued taxes, other than income taxes	3,796	3,850
Accrued commissions	976	980
Other	1,242	918
	$114,073	102,372

(5) Financial Instruments and Concentration of Credit Risk

For each of the years ended December 31, 2007, 2006 and 2005, the Business had no single customer that accounted for 10% or more of combined revenues.

To partially mitigate its exposure to market risk for changes in utility commodity pricing, the Business entered into firm price contracts for a portion of the natural gas requirements for its manufacturing facilities. The effects of these arrangements were not significant.

(6) Equity-Based Compensation

Potlatch's stock incentive programs include stock option, performance share and restricted stock unit plans. Some employees of the Business participate in the stock option and performance share plans, under which stock options and performance share awards are outstanding. In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS No. 123R). Potlatch adopted the provisions of SFAS No. 123R on its effective date of January 1, 2006, using the modified prospective method. Prior to 2006, the Business applied the intrinsic value method under Accounting Principles Board No. 25 and related Interpretations for its equity-based compensation. As a result, no compensation cost was recognized for stock options granted under the plans because the exercise price was equal to market value at the grant date. For performance share awards, which were first granted in December 2003, compensation expense was recorded ratably over the performance period based upon the market value of Potlatch stock and likelihood that performance measurements would be met. The Business recorded equity-based compensation expense of $3.3 million in 2007, $1.4 million in 2006 and $1.0 million in 2005, with the offset in Parent's equity. Compensation expense in 2005 would not have been materially different had amounts been determined following the fair value method prescribed under SFAS No. 123R.

THE BUSINESS
(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

Notes to Combined Financial Statements—(Continued)

As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005

(7) Savings, Pension and Other Postretirement Employee Benefit Plans

Substantially all of the Business' employees are eligible to participate in 401(k) savings plans and are covered by noncontributory defined benefit pension plans. These include both company-sponsored and multi-employer plans. The Parent also provides benefits under company-sponsored defined benefit retiree health care and life insurance plans, which cover certain salaried and hourly employees. Most of the retiree health care plans require retiree contributions and contain other cost-sharing features. The retiree life insurance plans are primarily noncontributory.

Hourly employees at two of the manufacturing facilities participate in multi-employer defined benefit pension plans: the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union Pension Fund; and the International Association of Machinist & Aerospace Workers National Pension Fund, to which the Parent makes contributions. The Parent also makes contributions to a trust fund established to provide retiree medical benefits for a portion of these employees, which is managed by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union Pension Fund. The Parent made contributions, which are included in the expense of the Business, to these plans in 2007, 2006 and 2005 in the amount of $8.2 million, $7.8 million and $9.0 million, respectively.

In September 2006, the FASB issued SFAS No. 158, which requires a company that is a business entity and sponsors one or more single-employer defined benefit plans to:

- Recognize the funded status of a benefit plan—measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation—in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement employee benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation.

- Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, *Employers' Accounting for Pensions*, or SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*. Amounts recognized in accumulated other comprehensive income (loss), including the gains or losses, prior service costs or credits, and the transition asset or obligation remaining from the initial application of Statements No. 87 and No. 106 are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to recognition and amortization provisions of those Statements.

- Measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position (with limited exceptions).

- Disclose in the notes to financial statements additional information about certain effects of net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

As required by SFAS No. 158, the Business recognized on its balance sheets at December 31, 2007 and 2006, the funded status of the defined benefit pension and other postretirement benefits plans. For the pension and OPEB plans for certain salaried and hourly retired and active employees of the Business, the benefit

THE BUSINESS
(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

Notes to Combined Financial Statements—(Continued)

As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005

obligation related to those current or former employees is shown in the Business' combined balance sheet. The Business determined the pension and OPEB obligation and the pro-rata share of expense of the Parent's amounts using the same actuarial assumptions as used in the determination of the Parent's benefit obligation at December 31, 2007 and 2006, and the net periodic benefit cost for each of the three years in the period ended December 31, 2007.

The change in benefit obligation, change in plan assets and funded status for company-sponsored benefit plans that have been allocated to the Business based on the Parent's consolidated plans are presented below as of December 31 (the measurement date):

Pension Benefit Plans

	2007	2006
	(Dollars in thousands)	
Weighted average assumptions used to determine the benefit obligation as of December 31:		
Discount rate	6.40%	5.85%
Expected return on plan assets	9.00	9.50
Rate of salaried compensation increase	4.00	4.00
Benefit obligation at beginning of year	$226,092	229,220
Plan amendments	—	228
Service cost	6,569	6,558
Interest cost	13,133	12,775
Benefits paid	(13,193)	(13,130)
Actuarial loss (gain)	102	(9,559)
Benefit obligation at end of year	232,703	226,092
Fair value of plan assets at beginning of year	266,243	231,739
Actual return on plan assets	16,717	41,691
Employer contributions	—	5,943
Benefits paid	(13,193)	(13,130)
Fair value of plan assets at end of year	269,767	266,243
Funded status at end of year	$ 37,064	40,151
Amounts recognized in the combined balance sheets:		
Noncurrent assets	$ 37,064	40,151
Net amount recognized	$ 37,064	40,151
Amounts recognized (pre-tax) in accumulated other comprehensive loss consist of:		
Net loss	$ 49,241	43,226
Prior service cost	7,757	9,044
Net amount recognized	$ 56,998	52,270

THE BUSINESS
**(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

Notes to Combined Financial Statements—(Continued)

**As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005**

Other Postretirement Employee Benefit Plans

	2007	2006
	(Dollars in thousands)	
Weighted average assumptions used to determine the benefit obligation as of December 31:		
Discount rate	6.40%	5.85%
Medical trend rate	9.00	10.00
Benefit obligation at beginning of year	$ 139,020	160,582
Plan amendments	(3,307)	—
Service cost	1,115	1,405
Interest cost	7,889	8,261
Benefits paid	(8,747)	(7,099)
Medicare Part D subsidies received	577	494
Actuarial loss (gain)	538	(24,623)
Benefit obligation at end of year	137,085	139,020
Funded status at end of year	$(137,085)	(139,020)
Amounts recognized in the combined balance sheets:		
Current liabilities	$ (7,792)	(8,170)
Noncurrent liabilities	(129,293)	(130,850)
Net amount recognized	$(137,085)	(139,020)
Amounts recognized (pre-tax) in accumulated other comprehensive loss consist of:		
Net loss	$ 35,442	37,021
Prior service credit	(12,395)	(11,498)
Net amount recognized	$ 23,047	25,523
Effect of a 1% increase in health care cost trend on:		
Service cost plus interest cost	$ 1,005	1,038
Accumulated postretirement benefit obligation	13,111	14,383
Effect of a 1% decrease in health care cost trend on:		
Service cost plus interest cost	$ (842)	(931)
Accumulated postretirement benefit obligation	(11,203)	(12,180)

THE BUSINESS
(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

Notes to Combined Financial Statements—(Continued)

As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005

Pre-tax components of Net Periodic Cost (Benefit) and other amounts recognized in Other Comprehensive Loss were as follows:

Pension Benefit Plans

	2007	2006	2005
	(Dollars in thousands)		
Assumptions used for net periodic benefit for the years ended December 31:			
Discount rate	5.85%	5.60%	5.90%
Expected return on plan assets	9.50	9.50	9.50
Rate of salaried compensation increase	4.00	4.00	4.00
Service cost	$ 6,569	6,558	5,721
Interest cost	13,133	12,775	12,872
Expected return on plan assets	(24,571)	(24,215)	(24,504)
Amortization of prior service cost	1,287	1,230	1,235
Amortization of actuarial loss	1,941	2,077	389
Net periodic benefit	(1,641)	(1,575)	(4,287)
Other changes in plan assets and benefit obligations recognized in other comprehensive loss (pre-tax):			
Net loss	7,955	—	—
Amortization of prior service cost	(1,287)	—	—
Amortization of actuarial loss	(1,941)	—	—
Total recognized in other comprehensive loss	4,727	—	—
Total recognized in net periodic benefit and other comprehensive loss	$ 3,086	(1,575)	(4,287)

The estimated net loss and prior service cost for the pension benefit plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $1.1 million and $1.2 million, respectively.

THE BUSINESS
(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

Notes to Combined Financial Statements—(Continued)

As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005

Other Postretirement Employee Benefit Plans

	2007	2006	2005
	(Dollars in thousands)		
Assumptions used for net periodic benefit cost for the years ended December 31:			
Discount rate	5.85%	5.60%	5.90%
Service cost	$ 1,115	1,405	1,394
Interest cost	7,889	8,261	9,357
Amortization of prior service credit	(2,410)	(1,960)	(1,960)
Amortization of actuarial loss	2,117	3,222	4,574
Net periodic cost	8,711	10,928	13,365
Other changes in plan assets and benefit obligations recognized in other comprehensive loss (pre-tax):			
Net loss	538	—	—
Prior service credit	(3,307)	—	—
Amortization of prior service credit	2,410	—	—
Amortization of actuarial loss	(2,117)	—	—
Total recognized in other comprehensive loss	(2,476)	—	—
Total recognized in net periodic cost and other comprehensive loss	$ 6,235	10,928	13,365

The estimated net loss and prior service credit for the other postretirement employee benefit plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $2.2 million and $2.8 million, respectively.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act, which went into effect on January 1, 2006, introduced a drug benefit under Medicare Part D and a federal subsidy to sponsors of retiree health care benefit plans that provide an equivalent benefit. Pursuant to FASB Staff Position (FSP) No. 106-2, Potlatch determined in 2004 that certain benefits provided under its plans were actuarially equivalent to the Medicare Part D standard plan and were eligible for the employer subsidy. Potlatch chose the prospective application option for adoption of the FSP as of July 1, 2004. At that time, the effects of the Act on the accumulated postretirement benefit obligation (APBO) were measured and were determined to reduce the APBO of the Business by approximately $13.8 million. After receiving further guidance from the Centers for Medicare and Medicaid Services in 2005, the Parent determined that the effects of the Act would reduce the APBO of the Business by an additional $11.5 million. The aggregate effect in 2005 of these two adjustments on service cost, interest cost and amortization of net loss was approximately $3.9 million. This reduction in costs is reflected in the table presented above. The Business received subsidy payments totaling approximately $0.7 million in both 2007 and 2006.

The discount rate used in the determination of pension benefit obligations and pension expense is a weighted average benchmark rate based on high-quality fixed income investment interest rates, as well as the amount and timing of expected benefit payments. The discount rate used to calculate OPEB obligations was determined using the same methodology used for the pension plans.

THE BUSINESS
(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

Notes to Combined Financial Statements—(Continued)

As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005

The expected return on plan assets assumption is based upon an analysis of historical long-term returns for various investment categories, as measured by appropriate indices. These indices are weighted based upon the extent to which plan assets are invested in the particular categories in arriving at the determination of a composite expected return. Over the past 30 years, the period Potlatch has actively managed pension assets, the actual average annual return on pension plan assets has been approximately 11%.

The assumed health care cost trend rate used to calculate OPEB obligations and expense for 2007 was a 10% increase over the previous year, with the rate of increase scheduled to decline one percent annually to a long-term ultimate rate increase assumption of 6% for 2011 and thereafter. This assumption has a significant effect on the amounts reported.

The weighted average asset allocations at December 31 by asset category are as follows:

	Pension benefit plans	
Asset category	2007	2006
Domestic equity securities	62%	66%
Global equity securities	10	10
Debt securities	26	22
Other	2	2
Total	100%	100%

Potlatch utilizes formal investment policy guidelines for the company-sponsored pension plans. These guidelines are periodically reviewed by the board of directors. The board of directors has delegated its authority to management to ensure that the investment policy and guidelines are adhered to and the investment objectives are met.

The general policy states that plan assets will be invested to seek the greatest return consistent with the fiduciary character of the pension funds and to allow the plans to meet the need for timely pension benefit payments. The specific investment guidelines stipulate that management will maintain adequate liquidity for meeting expected benefit payments by reviewing, on a timely basis, contribution and benefit payment levels and appropriately revise long-term and short-term asset allocations. Management takes reasonable and prudent steps to preserve the value of pension fund assets and to avoid the risk of large losses. Major steps taken to provide this protection include:

- Assets are diversified among various asset classes, such as domestic equities, global equities, fixed income, convertible securities, venture capital and liquid reserves. The long-term asset allocation ranges are as follows:

Domestic and global equities	50% – 80%
Fixed income and convertible securities	15% – 40%
Venture capital	0% – 5%
Liquid reserves	0% – 10%

- The ranges are more heavily weighted toward equities since the liabilities of the pension plans are long-term in nature and equities historically have significantly outperformed other asset classes over long periods of time. Periodic reviews of allocations within these ranges are made to determine what adjustments should be made based on changing economic and market conditions and specific liquidity requirements.

THE BUSINESS
**(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

Notes to Combined Financial Statements—(Continued)

**As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005**

- Assets are managed by professional investment managers and may be invested in separately managed accounts or commingled funds. Assets will be diversified by selecting different investment managers for each asset class and by limiting assets under each manager to no more than 25% of the total pension fund.

- Assets, other than venture capital, are not invested in securities rated below BBB – by S&P or Baa3 by Moody's.

- Assets are not invested in Potlatch stock.

The investment guidelines also require that the individual investment managers are expected to achieve a reasonable rate of return over a market cycle. Emphasis will be placed on long-term performance versus short-term market aberrations. Factors to be considered in determining reasonable rates of return include performance achieved by a diverse cross section of other investment managers, performance of commonly used benchmarks (e.g., S&P 500 Index, Shearson Lehman Government/Corporate Intermediate Index, Morgan Stanley World Index, Merrill Lynch Investment Grade Convertibles Index, Russell Value Index), actuarial assumptions for return on plan investments and specific performance guidelines given to individual investment managers.

During 2007, eight active investment managers managed substantially all of the pension funds, each of whom had responsibility for managing a specific portion of these assets. Plan assets were diversified among the various asset classes within the allocation ranges approved by the board of directors.

No minimum contributions to the qualified pension plans are estimated for 2008 due to the funded status of those plans at December 31, 2007. The Business does not anticipate funding the postretirement employee benefit plans in 2008 except to pay benefit costs as incurred during the year by plan participants.

Estimated future benefit payments, which reflect expected future service and expected medicare prescription subsidy receipts, are as follows for the years indicated:

	Pension benefit plans	OPEB	Expected medicare subsidy
	(Dollars in thousands)		
2008	$13,366	8,533	741
2009	13,290	8,806	829
2010	13,354	9,158	915
2011	13,488	9,471	959
2012	13,675	9,432	1,003
2013 – 2017	72,719	48,806	5,670

(8) Commitments and Contingencies

The Business has operating leases covering office, warehouse and distribution space, equipment and vehicles expiring at various dates through 2019. As leases expire, it can be expected that, in the normal course of business, certain leases will be renewed or replaced.

THE BUSINESS
(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

Notes to Combined Financial Statements—(Continued)

As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005

As of December 31, 2007, the future minimum lease payments required under operating leases (that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2007) are as follows (dollars in thousands):

2008	$10,244
2009	6,984
2010	5,140
2011	4,800
2012	4,104
2013 and later years	17,967
Total	$49,239

Total lease expense was $11.3 million, $11.6 million and $11.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.

During 2005, the FASB issued FIN 47, an interpretation of SFAS No. 143. Under FIN 47, the Business must recognize a liability and an asset equal to the fair value of its legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. In accordance with the guidance of FIN 47, the Business undertook a review of its manufacturing facilities and other assets to determine, if possible, amounts that should be recognized as asset retirement obligations. The review resulted in the recording of additional assets and corresponding liabilities, which were not material to the Business' financial position or results of operations. The Business also identified situations that would have resulted in the recognition of additional asset retirement obligations, except for an inability to reasonably estimate the fair value of the liability at the time. Most of these situations relate to asbestos located within the Business' manufacturing facilities where a settlement date or range of settlement dates cannot be specified, so that the Business is unable at this time to apply present value calculations to appropriately value an obligation. Any additional obligations recognized in the future as more information becomes available are not expected to have a material effect on the Business' financial position or results of operations.

(9) Related Party Transactions

(a) Purchases and Sales

The Business purchases pulpwood logs from Potlatch's Resource segment as well as chips and sawdust from Potlatch's Wood Products segment other than the Lewiston lumber facility. Purchases from the Parent's other segments by the Business totaled $95.4 million, $105.3 million and $103.4 million for 2007, 2006 and 2005, respectively. Purchases by the Business are made, and related inventory are carried, at approximate market price. The Business also sells to other segments of the Parent. These sales to other Potlatch segments for 2007, 2006 and 2005 were less than $0.1 million in 2007 and 2006 and $0.2 million in 2005, which were also at approximate market price. The purchases and sales flow through the costs and revenues of the Business and are reflected in payments and transfers (to)/from Parent in Parent's equity.

THE BUSINESS
**(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

Notes to Combined Financial Statements—(Continued)

**As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005**

(b) *Corporate and Wood Products Overhead*

The Business has been allocated an estimated pro-rata share of the Parent's corporate administration expense and pro-rata share of the Parent's Wood Products segment administration and selling expense. The estimate for the corporate administration allocation was based on an apportionment factor using relative book values and revenues of the Business in relation to the Parent. The estimate for the Wood Products administration and selling expense was based on the gross revenues of the Lewiston lumber facility as a ratio to total Parent Wood Products segment revenues. The estimated corporate administration and wood products administration and selling expense included in the Business' combined statements of operations are as follows:

	2007	2006	2005
	(Dollars in thousands)		
Corporate administration	$8,045	7,795	7,523
Wood Products administration	881	1,426	1,385
Wood Products selling	767	732	751
Total allocated overhead	$9,693	9,953	9,659

The allocation of these expenses may not be indicative of the amount that would have been incurred had the Business been a stand-alone entity, nor is it indicative of the amount that may be incurred in the future as a stand-alone entity. The expenses allocated are based on allocation methodologies that management considers reasonable based on the historical expenses of the Parent. Corporate accruals related to the Business have been allocated by the Parent and are reflected on the Business' combined balance sheets. These accruals primarily include: active medical insurance, general liability and property insurance, the OPEB liability for hourly and salaried employees, other employee compensation benefits, salaried employee vacation accruals and payroll tax accruals.

Over time, Potlatch has financed capital projects and other operating costs for its divisions (including the Business) through the issuance of debt. All debt, as well as corresponding interest expense, is maintained on the accounts of the Parent's corporate division and, therefore, is not reflected herein.

(10) Segment Information

The Business is organized into three reportable operating segments, as defined by SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information:* Pulp and Paperboard, Consumer Products and Lewiston Lumber. The reporting segments follow the same accounting policies used for the Parent's consolidated financial statements, and are described in the summary of significant accounting policies, with the exception of inventories. Management evaluates segment performance based upon profit or loss from operations before income taxes. Intersegment sales or transfers are recorded based on prevailing market prices.

THE BUSINESS
**(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

Notes to Combined Financial Statements—(Continued)

**As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005**

The Business' segment information for each of the past three years is presented below. Potlatch amounts that have been allocated to the Business are included to reconcile segment data to the Business' combined financial statements.

	2007	2006	2005
	(Dollars in thousands)		
Segment net sales:			
Pulp and Paperboard:			
Paperboard	$ 567,798	535,796	500,624
Pulp	101,754	77,291	64,569
Other	1,070	1,113	922
	670,622	614,200	566,115
Consumer Products	444,721	436,911	368,432
Lewiston Lumber	121,652	114,106	97,597
	1,236,995	1,165,217	1,032,144
Elimination of intersegment net sales	(63,669)	(58,536)	(49,110)
Total combined net sales	$1,173,326	1,106,681	983,034
Intersegment net sales or transfers [1]:			
Pulp and Paperboard	$ 55,838	52,080	43,745
Consumer Products	86	82	74
Lewiston Lumber	7,745	6,374	5,291
Total	$ 63,669	58,536	49,110
Operating income (loss):			
Pulp and Paperboard	$ 45,282	26,331	(274)
Consumer Products	17,554	25,616	7,455
Lewiston Lumber [2]	1,691	6,331	(31)
	64,527	58,278	7,150
Corporate and eliminations	(11,752)	(11,592)	(8,978)
Combined earnings (loss) before income taxes	$ 52,775	46,686	(1,828)
Depreciation:			
Pulp and Paperboard	$ 32,388	35,547	36,407
Consumer Products	16,268	15,800	15,587
Lewiston Lumber	2,181	2,527	2,540
Corporate	488	416	320
Total	$ 51,325	54,290	54,854
Assets:			
Pulp and Paperboard	$ 361,611	383,621	406,050
Consumer Products	256,541	269,235	285,501
Lewiston Lumber	55,066	40,790	37,101
	673,218	693,646	728,652
Corporate	24,227	49,836	97,426
Total combined assets	$ 697,445	743,482	826,078
Capital expenditures:			
Pulp and Paperboard	$ 13,789	13,014	21,733
Consumer Products	5,531	12,774	13,402
Lewiston Lumber	1,016	1,417	7,806
	20,336	27,205	42,941
Corporate	195	300	471
Total capital expenditures	$ 20,531	27,505	43,412

THE BUSINESS
(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

Notes to Combined Financial Statements—(Continued)

As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005

---

(1) Intersegment sales for 2005 through 2007, which were based on prevailing market prices, consisted primarily of pulp from the Pulp and Paperboard segment to the Consumer Products segment.
(2) Operating income in 2006 for the Lewiston Lumber segment included $8.5 million associated with the negotiated settlement of the softwood lumber trade dispute between the U.S. and Canada. The Parent calculated the pro-rata share to the Lewiston Lumber segment based on the ratio of lumber production to the Parent's lumber production.

All of the Business' manufacturing facilities and all other assets are located within the continental United States. However, the Business sells and ships products to many foreign countries. Geographic information regarding the net sales of the Business is summarized as follows:

	2007	2006	2005
	(Dollars in thousands)		
United States	$1,030,543	994,944	851,149
Japan	45,350	38,317	60,830
China	30,354	23,675	17,600
Canada	12,259	10,374	10,110
Taiwan	11,301	11,841	13,269
Netherlands	10,736	1,398	—
Australia	4,835	6,278	8,694
Vietnam	4,420	22	—
Korea	4,315	2,158	8,576
Poland	3,550	2,347	—
England	3,383	3,224	3,145
Mexico	2,525	4,296	4,039
Other foreign countries	9,755	7,807	5,622
Total combined net sales	$1,173,326	1,106,681	983,034